UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER

MANUAL AND MANAGEMENT'S PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS OF EMBRAER S.A. TO BE HELD ON APRIL 22nd, 2019

embraer.com

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

1.  Message from the Chairman of the Board of Directors

São José dos Campos, March 22, 2019

Dear Shareholder,

We are pleased to invite you to attend the Annual and Extraordinary General Shareholders’ Meetings (“AGOE” or “Meetings”) of Embraer S.A. (“Embraer” or “Company”), cumulatively called for April 22, 2019, at 10:00 a.m., to be held at the Company’s headquarters located at Avenida Brigadeiro Faria Lima, 2170, in the city of São José dos Campos, State of São Paulo.

Embraer’s shares have been listed on B3 S.A.—Brasil, Bolsa, Balcão (“B3”) since 1989 and on the New York Stock Exchange (NYSE) since July 2000 through American Depositary Receipts (ADRs).

Since the corporate restructuring that took place in 2006, Embraer’s capital stock has been exclusively comprised of common shares, as well as one golden share held by the Brazilian Federal Government, without a control group or a controlling shareholder. Since then, Embraer’s shares have been included in the Novo Mercado segment of B3, the highest level of corporate governance that a company can have in Brazil.

In the AGOE, you will be invited to review and resolve on the matters included in the Call Notice, in accordance with item 3 below. Embraer’s Management presented proposals related to the matters on which to be voted, which are included in this Manual.

For the (i) Annual General Shareholders’ Meeting to take place on first call, the attendance of shareholders representing at least 25% of the capital stock is required, pursuant to Section 125 of Law No. 6,404/76; and (ii) Extraordinary General Shareholders’ Meeting to take place on first call, the attendance of shareholders representing at least two-thirds of the voting capital stock is required, pursuant to Section 135 of Law No. 6,404/76.

Considering the legal and statutory requirements related to the quorum for these resolutions, I emphasize the importance of your vote on the matters presented herein.

Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s image of leadership and innovation in the capital markets. We hope that the information contained herein, prepared in this spirit, will clarify the matters on the agenda and motivate you to attend the AGOE.

We encourage your attendance in the AGOE, in the best interest of Embraer. Remember, your vote is very important to us.

We appreciate your attention,

Alexandre Gonçalves Silva

Chairman of the Board of Directors

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

2.  Information and Guidelines for Attendance at the Meetings

2.1.  Voting at the Meetings

Each common share will be entitled to one vote on the resolutions of the Meetings, subject to the following limits set forth in the Company’s Bylaws:

a)	No shareholder, or Shareholders’ Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company’s capital stock; and

b)

The Foreign Shareholders (as defined below) and Foreign Shareholders’ Group (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance.

The above limitations apply to the Foreign Shareholders and Foreign Shareholders’ Group, jointly and successively.

The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meetings will be calculated separately. To that end, the Chairman of the Meetings shall, upon becoming Chairman, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of distance voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of two-thirds of the total votes that may be cast in the Meetings.

For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, you must take into account the following definitions set forth in Embraer’s Bylaws:

Shareholders’ Group – A shareholders’ group are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking (a) with the same administrators or managers, or further (b) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders.

As regards to investment funds, only funds with a common administrator, whose policies of investments and exercise of voting rights provides the administrator with full authority to decide and resolve at shareholders’ meetings, will be considered to be a member of a Shareholders’ Group.

The holders of securities issued under the Company’s Depositary Receipts program are not considered a Shareholders’ Group, unless they meet any of the criteria set forth in items (i) through (iv) above.

Any shareholders or Shareholders’ Group that are represented by the same proxy, administrator or attorney in fact, shall be deemed members of the same Shareholders’ Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank.

In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholders’ Group for purposes of the limitation on the number of votes described above.

Foreign Shareholders’ Group – A Shareholders’ Group will be considered foreign whenever one or more of its members is a Foreign Shareholder.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition.

Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Section 10 of the Company’s Bylaws.

2.2.  In-person Attendance at Meetings

In order to attend the Meetings in person or by proxy, we request that you present to Embraer, at least 48 hours prior to the date of the Meetings, the following documents:

a)	Power of attorney with special power for representation at the Meetings, in the case of a proxy;

b)

For shareholders who have their shares deposited in the fungible custody of shares (custódia fungível de ações), an extract provided by the custodian institution confirming their respective shareholdings; and

c)

Evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) presenting a valid identification document or (y) submitting to the Company a certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution), as provided for in Section 20 of the Company’s Bylaws.

For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least 48 hours before the Meetings, if you belong to a Shareholders’ Group.

The abovementioned documents must be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, Portaria F46 (extension 3953), in the city of São José dos Campos, State of São Paulo.

2.3.  Participation through Distance Voting Ballot (Boletim de Voto à Distância)

If the shareholder wishes to send a distance voting ballot directly to the Company, the shareholder must send the following documents:

(i) original hard copy or digital copy of the original distance voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the Internet, duly filled in, initialed on all pages and signed at the end;

(ii) to prove oneself as a Brazilian Shareholder or Foreign Shareholder, (x) a certified copy or digital copy of the original identity document, or (y) the certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and

(iii) certified copy or digital copy of the original of the following documents:

For individuals:

- identity document with photograph of the shareholder;

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

For legal entities:

- current bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and

- identity document with photograph of the legal representative.

For investment funds:

- current consolidated governing document of the fund;

- bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund, and corporate documents evidencing the powers of representation; and

- identity document with photograph of the legal representative.

The above distance voting ballots and documents shall be received by no later than seven days before the date of the Meetings and those received after such date will be disregarded.

The Company waives the certification of signature, notarization and consularization for acceptance of the distance voting ballots. The Company will not require the sworn translation of documents originally drawn up in Portuguese, English or Spanish, or to be accompanied by a translation in those languages. The following identity documents will be accepted, provided they include a photograph: identity card (RG), national registry of foreigners (RNE), driver’s license (CNH), passport or officially recognized professional identification.

Under the terms of the current regulations, the Company will inform the shareholder, within three days, (i) whether the distance voting ballot (boletim de voto à distância) has been received, as well as whether the documents received are sufficient for the vote to be valid; or (ii) the need to rectify or resend the distance voting ballot (boletim de voto à distância) or any accompanying documents, describing the procedures and deadlines required for the distance voting ballot (boletim de voto à distância) to be valid.

As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions to complete the distance voting ballot by means of: (i) their respective custodian agents, in the case of shares that are deposited in custody (depositário central); or (ii) the financial institution engaged by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in custody (depositário central).

The Company requests that the above documents be sent to the attention of its Investor Relations Department, preferably to the electronic address: investor.relations@embraer.com.br. If by mail, the documents should be mailed to Av. Brigadeiro Faria Lima, 2170, post office 294, in the city of São José dos Campos, State of São Paulo, CEP 12.227-901, to the attention of the Investor Relations Department and, if delivered personally, to Av. Brigadeiro Faria Lima, 2170, in the city of São José dos Campos -SP, portaria F46, to the attention of the Investor Relations Department (extension 3953). When sent by mail or delivered personally, the Company requests a copy of the distance voting ballot also be sent by e-mail to investor.relations@embraer.com.br.

If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-9518, or by e-mail at investor.relations@embraer.com.br.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

3.  Call Notice

(The Call Notice will be published in the newspapers Valor Econômico, in the editions dated March 22, 25 and 26, 2019, O Vale and Diário Oficial do Estado de São Paulo in the editions dated March 22, 23 and 26, 2019.)

We invite the shareholders of Embraer S.A. (“Company” or “Embraer”) to attend an Annual and Extraordinary General Shareholders’ Meetings (“Meetings”), to be held, cumulatively, on April 22, 2019, at 10:00 a.m. local time, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to review and resolve on the following agenda:

At the Annual General Shareholders’ Meeting:

1.	To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2018;

2.	To review and to resolve on the allocation of the net income for the fiscal year ended December 31, 2018;

3.	To elect the members of the Board of Directors;

4.	To elect the members of the Fiscal Council;

5.	To determine the aggregate annual compensation of the Company’s management; and

6.	To determine the compensation of the members of the Fiscal Council.

At the Extraordinary General Shareholders’ Meeting:

1.	To review and resolve on the amendment and restatement of the Company’s Bylaws to contemplate the following changes, as detailed in the Manual and Management’s Proposal:

a)	To change all references to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão;

b)	To adapt the relevant statutory provisions to the new Novo Mercado listing rules, amended in 2017;

c)	To reflect the increase in the Company’s capital stock, approved by the Company’s Board of Directors at the meeting held on March 5, 2018;

d)

To adapt the statutory provisions to the requirements set forth in CVM Instruction No. 358/02 and CVM Instruction No. 481/09, as well as to the guidelines contained in Ofício-Circular/CVM/SEP/Nº3/2019;

e)

To modify the responsibilities of management and the advisory committees of the Board of Directors in order to optimize the Company’s decision-making and governance processes, reinforcing its commitment to constantly improving its governance;

f)	To include a rule about the possibility of the Company entering into an indemnity agreement (contrato de indenidade);

g)	Other formal and editorial adjustments, as well as the renumbering and cross-referencing of provisions of the Company’s Bylaws when applicable.

Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meetings hereby called, including those mentioned in Sections 9, 10, 11 and 12 of CVM Instruction No. 481/09, are available to shareholders at the Company’s headquarters and on the Internet on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

General Instructions:

a)

To participate in the Meetings in person or by proxy, we request, if possible, that you present to the Company, at least 48 hours prior to the date of the Meetings, the following documents: (i) power of attorney with special powers for representation at the Meetings, in the case of a proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least 48 hours before the Meetings, whether you belong to a Shareholders’ Group (as such term is defined in the Company’s Bylaws).

b)

The documents mentioned in item “a” above shall be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, portaria F46 (extension 3953), in the city of São José dos Campos, State of São Paulo.

c)

In order to participate in the Meetings through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the instructions contained in the Manual and Management’s Proposal published on this same date and available on the websites above.

d)

The minimum percentage required for adoption of cumulative voting (voto múltiplo) in the election of the members of the Board of Directors is 5%, according to Section 3 of CVM Instruction No. 165/91, as amended, subject to the provisions in Section 32 of the Company’s Bylaws.

e)

The slates of candidates that are running for Board of Directors and Fiscal Council positions, as proposed by the Board of Directors and the Fiscal Council, respectively, are available to shareholders at the Company’s headquarters and on the internet on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), the Company (ri.embraer.com.br) and the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br). Shareholders wishing to propose another slate for the Board of Directors and/or the Fiscal Council must comply with the provisions in paragraph 2 of Section 31 of the Company’s Bylaws. Any such slate proposed by the shareholders will be made available by the Company as contemplated in paragraph 2 of Section 31 of the Company’s Bylaws.

São José dos Campos, March 22, 2019.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

4.  Management’s Proposals on the Agenda

Annual General Shareholders’ Meeting:

4.1.  To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2018

The management accounts are detailed in the Management Report and financial statements, and (i) were approved by the Company’s Board of Directors; and (ii) obtained a favorable opinion from the Company’s Fiscal Council and Audit and Risk Committee of the Board of Directors. The financial statements were audited and obtained a favorable opinion from the Company’s independent auditors, PricewaterhouseCoopers.

The documents to be submitted for shareholders’ approval were published in the newspapers Valor Econômico, O Vale and Diário Oficial do Estado de São Paulo on March 15, 2019, and are available at the Company’s headquarters, the CVM and B3, as well as on the internet on Embraer’s website (ri.embraer.com.br).

The Company’s Board of Directors recommends that its shareholders carefully examine the documents made available by Management to review the Company’s financial statements and, if they agree, to approve these accounts and financial statements.

Pursuant to Section 9, item III, of CVM Instruction No. 481/09, the information set forth in Annex I hereto reflects Management’s comments about the Company’s financial condition.

Moreover, the opinion and report of the Audit and Risks Committee of the Board of Directors are included in Annex II hereto.

4.2.  To review and to resolve on the allocation of net income for the fiscal year ended December 31, 2018

Pursuant to the financial statements for the fiscal year ended December 31, 2018, the Company recorded net loss of R$669,025,428.00.

The allocation of net loss consists in determining the portions of net loss that will be absorbed by the unrealized revenue, legal and statutory reserves.

The Board of Directors voted to present the following proposal for allocation of net loss for the fiscal year ended December 31, 2018 at the Annual General Shareholders’ Meeting: absorption, by the Investments and Working Capital Reserve set forth in Section 50 of the Company’s Bylaws, of the net loss already assessed for the year (R$669,025,428.00), deducted by the result of the proceeds from the sale of treasury shares by virtue of the exercise of stock options under the Company’s stock option plan in the amount of R$13,070,232.55, as well as the amount of R$449,824.00 in investment subsidies used in 2018, reclassified to the “Investment Subsidy Reserve” account, plus the result calculated from adjustments made in previous years regarding the change in accounting practices, in the amount of R$2,443,979.00, totaling R$680,101,505.55 to be absorbed by the Investments and Working Capital Reserve.

The information set forth in Annex 9-1-II of CVM Instruction No. 481/09 will not be presented due to the assessment of loss in the year.

Amounts distributed in 2018, namely: (a) R$29,347,503.06, distributed to shareholders as interest on shareholders’ equity; and (b) R$14,697,587.38, distributed to shareholders as interim dividends, were reclassified to the revenue reserves (Investments and Working Capital Reserve).

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

4.3.  To elect the members of the Board of Directors

The Board of Directors of Embraer consists of eleven members.

Separate Voting

Pursuant to Section 27, Paragraph 1, of the Company’s Bylaws, the Brazilian Federal Government, as holder of a golden share, is entitled to elect one member of the Board of Directors and his or her alternate. The Management of Embraer will inform the name of these representatives to its shareholders as soon as it obtains this information from the Brazilian Federal Government.

Pursuant to Section 27, Paragraph 2, of the Company’s Bylaws, the Company’s employees are entitled to elect, in a separate vote, two members of the Board of Directors and their respective alternates, of whom one member and his or her alternate are appointed by employees who are not the Company’s shareholders and one member and his or her alternate are appointed by Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer). The Company informs that it received the appointment of members from (i) the representatives of the employees who are not shareholders, namely, Mr. Edmilson Saes, as member, and Mr. Kaoru Sasaki, as alternate; and (ii) the representatives of Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer), namely, Mr. Alexandre Magalhães Filho, as member, and Mrs. Maria Antonieta Rosina Tedesco de Oliveira Pego, as alternate.

Election of the Other Members

Pursuant to Section 27, Paragraph 3, of the Company’s Bylaws, the other members of the Board of Directors will be elected by the other shareholders, and the Board of Directors, pursuant to Section 31, Paragraph 1, of Embraer’s Bylaws, must indicate a slate of candidates.

The Board of Directors resolved to submit to the Annual General Shareholders’ Meeting the following slate of candidates for election, which was previously discussed and recommended by the Human Resources Committee (internally referred to as the Personnel and Governance Committee):

Members of the Board of Directors:

•	Alexandre Gonçalves Silva (Chairman)

•	Sergio Eraldo de Salles Pinto (Vice-Chairman)

•	Israel Vainboim

•	João Cox Neto

•	Márcio de Souza

•	Maria Letícia de Freitas Costa

•	Pedro Wongtschowski

•	Raul Calfat

We emphasize that any shareholder, or group of shareholders, that does not comply with the legal deadline to appoint a slate of candidates on the distance voting ballot (boletim de voto à distância) and wishes to appoint an alternative slate for the Board of Directors must notify Embraer in this regard, in writing, up to ten days before the Meetings, setting forth the information related to the candidates included in items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência), pursuant to Section 10 of CVM Instruction No. 481/09, as well as the name, identification and professional curriculum of each candidate, attaching to the notice an instrument signed by each candidate confirming his or her acceptance to run for election. Embraer will publish, within eight days before the Meetings, a notice informing shareholders where they can find the list of all proposed candidates and a copy of their identification and professional curriculum.

Each shareholder may only vote for one slate of candidates and the candidates in the slate who receive the highest number of votes at the Meetings will be declared elected.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Pursuant to Law No. 6,404/76 and Section 32 of Embraer’s Bylaws, shareholders representing at least 5% of the capital stock may request, in writing, the adoption of cumulative voting, 48 hours before the Meetings.

The Company cannot predict the result of the elections nor does it have information about the candidates that may be presented during the Meetings. If you wish to join these discussions, we recommend you attend the Meeting in person in order to be able to analyze and judge the candidates that may be considered in the Meetings.

The Company also highlights that, (i) based on the representations provided by the candidates, they meet the independence criteria set forth in the Listing Rules of Novo Mercado, segment in which the shares issued by the Company are traded, and, accordingly, 100% of the appointed members mentioned above would be Independent Members, pursuant to the Novo Mercado Listing Rules, if elected/reelected, and (ii) the candidates are in compliance with the guidelines of the Policy for Appointment and Training of Members of the Board of Directors and Committees of the Company.

The information included in items 12.5 to 12.10 of the Brazilian Annual Report related to the slate of candidates proposed by the Board of Directors, as well as the members appointed by employees who are not Embraer’s shareholders and by Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer), is set forth in Annex III hereto, in compliance with Section 10 of CVM Instruction No. 481/09.

4.4.  To elect the members of the Fiscal Council

The election of members of the Fiscal Council must comply with the rules set forth in Section 41, Paragraph 1, of the Company’s Bylaws.

Pursuant to Section 31, Paragraph 1, of the Company’s Bylaws, the slate proposed for the 2019/2020 period is as follows:

Members	Alternate Members
Ivan Mendes do Carmo	Tarcísio Luiz Silva Fontenele
José Mauro Laxe Vilela	Wanderley Fernandes da Silva
Wilsa Figueiredo	Mônica Pires da Silva
João Manoel Pinho de Mello	Pedro Jucá Maciel
Maurício Rocha Alves de Carvalho	Taiki Hirashima

Mr. Ivan Mendes do Carmo is appointed as Chairman and Mr. José Mauro Laxe Vilela is appointed as Vice-Chairman of the Fiscal Council.

We emphasize that any shareholder, or group of shareholders, that does not comply with the legal deadline to appoint a slate of candidates on the distance voting ballot (boletim de voto à distância) and wishes to appoint an alternative slate for the Fiscal Council, must notify Embraer in this regard, in writing, ten days before the Meetings, setting forth the information related to the candidates included in items 12.5 to 12.10 of the Brazilian Annual Report, pursuant to Section 10 of CVM Instruction No. 481/09, as well as the name, identification and professional curriculum of each candidate, attaching to the notice an instrument signed by each candidate confirming his or her acceptance to run for election. Embraer will publish, within eight days before the Meetings, a notice informing shareholders where they can find the list of all proposed candidates and a copy of their identification and professional curriculum.

Each shareholder may only vote for one slate of candidates and the candidates in the slate who receive the highest number of votes at the Meetings will be declared elected.

The information included in items 12.5 to 12.10 of the Brazilian Annual Report related to the slate of candidates proposed by the Fiscal Council is set forth in Annex IV hereto, in compliance with Section 10 of CVM Instruction No. 481/09.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

4.5.  To determine the aggregate annual compensation of the Company’s management

Pursuant to Section 18, item IV, of the Company’s Bylaws, the Annual General Shareholders’ Meeting must establish the aggregate annual compensation of members of the Company’s management.

Considering the relevance of ensuring that the amounts of the aggregate compensation include the amounts set forth in item 13 of the Brazilian Annual Report, the Company includes in the aggregate compensation the costs related to the stock-based compensation offered to the members of the management. Considering that the fair value of the grants related to the long-term incentive plan is calculated based on the market value of the Company’s shares, the appreciation of the value of these shares is reflected in the value of the stock-based compensation.

Accordingly, the annual aggregate limit proposed by the Board of Directors as compensation of members of the Company’s management is R$74 million for the period between May 2019 and April 2020.

The aggregate compensation proposed herein is equal to the amount approved by shareholders at the Annual General Shareholders’ Meetings of 2018 and 2017, even considering the provisioning of bonus and incentive for the retention of Company’s executives at closing and post-closing of the strategic partnership with Boeing and the increase in social security (INSS) charges on amounts paid to directors and officers due to the end of the payroll tax exclusion.

Please also note that the Annual General Shareholders’ Meeting held in 2018 approved an aggregate limit as compensation to members of the management of R$74 million, and the estimated amount to be effectively realized until April 2019 is approximately R$58.0 million. The difference between the approved limit and the realized amount primarily results from the failure to achieve the maximum variable compensation set forth for members of the management due to the non-fulfillment of the Company targets.

Finally, it should be noted the amount subject to approval refers to the period between May 2019 and April 2020, while item 13.2 of the Brazilian Annual Report reflects the period between January and December 2019.

Pursuant to Section 12, item II, of CVM Instruction No. 481/09, the information set forth in item 13 of the Brazilian Annual Report is included in Annex V hereto.

4.6.  To determine the compensation of the members of the Fiscal Council

Pursuant to Embraer’s Bylaws, the compensation of the members of the Fiscal Council is established by the Annual General Shareholders’ Meeting that elects them, in compliance with the legal requirements and limits, taking into account their experience, education and reputation.

Pursuant to Section 162, Paragraph 3, of Law No. 6,404/76, the compensation of each member of the Fiscal Council cannot be lower than 10% of the compensation that, on average, is attributed to each Officer, excluding benefits, representation funds and profit sharing.

Accordingly, Embraer’s Board of Directors proposes a monthly compensation for the Chairman of the Fiscal Council in the amount of R$15,000.00 and an individual compensation in the amount of R$13,250.00 for the other members of the Fiscal Council for the period between May 2019 and April 2020, maintaining the same compensation proposed and approved in the previous period.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Extraordinary General Shareholders’ Meeting:

4.7.  To review and resolve on the amendment and restatement of the Company’s Bylaws

As a result of the enactment of the New Regulation of the Novo Mercado by B3 (“New Regulation”), listing segment of B3 in which the Company is included, the Management of Embraer proposes that the Bylaws be amended pursuant to the new applicable rules.

In addition to the amendment of the pertinent provisions of the New Regulation, the Board of Directors of Embraer proposes to approve extensive amendments to the Bylaws, contemplating the following changes: (a) to change all references to BM&FBOVESPA S.A.– Bolsa de Valores, Mercadorias e Futuros, former name of B3 S.A. – Brasil, Bolsa, Balcão; (b) to reflect the increase in the Company’s capital stock, approved by the Company’s Board of Directors at the meeting held on March 5, 2018; (c) to adapt the statutory provisions to the requirements set forth in CVM Instruction No. 358/02 and in CVM Instruction No. 481/09, as well as the guidelines contained in the Ofício-Circular/CVM/SEP/No.3/2019; (d) to modify the responsibilities of management and the advisory committees of the Board of Directors in order to optimize the Company’s decision-making and governance processes, reinforcing its commitment to constantly improving its governance; (e) to include a rule about the possibility of the Company entering into an indemnity agreement (contrato de indenidade) with the members of the management, Fiscal Council and committees of the Company and of its subsidiaries, as well as with employees and agents who duly act under powers of attorney granted by the directors and executive officers of the Company or its subsidiaries; and set forth the policy applicable to them, in line with the CVM Instruction Opinion (Parecer de Orientação) No. 38; and (f) other formal and editorial adjustments, as well as the renumbering and cross-referencing of provisions of the Company’s Bylaws when applicable.

Embraer’s Board of Directors recommends its shareholders to carefully review a copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes VI and VII to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No. 481/09.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Annex I – Management’s Considerations

(Information set forth in Section 9, item III, of CVM Instruction No. 481/09)

10.1	– Financial Position

The assessment and opinions included herein reflect the views and perceptions of our Executive Officers about our activities, business and performance. The amounts included in this section 10.1 derive from our audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.

The following discussion includes forward-looking statements that reflect our current expectations involving risks and uncertainties. Future results and the timing of events may differ materially from those included in these forward-looking statements due to a number of factors, including, but not limited to, other matters set forth in this Company’s Brazilian Annual Report (Formulário de Referência).

The financial information included in items 10.1 through 10.9 must be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016, and notes thereto. The audited consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The set of audited consolidated financial statements for the year ended December 31, 2018 includes the first year of adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47—Revenue from Contracts with Customers. The transition method chosen by the Company was the full retrospective method. Accordingly, the financial statements for the year ended December 31, 2017 were restated to reflect such adoption. For more information on the adoption of such accounting standards, see Section 10.4 of Company’s Brazilian Annual Report (Formulário de Referência).

A company’s functional currency is the currency used in the main economic environment in which the company operates, as this currency influences the prices of goods and services, the competitive forces and regulations of its country of origin, the costs of supplying products and services, and in raising financial resources. In this context, Embraer’s management, after analyzing its operations and business, concluded that the U.S. dollar (“US$” or “dollar”) is its functional currency.

(a)	Financial Position

The Executive Officers believe that the Company has been keeping a satisfactory liquidity, reflected in the adjusted working capital as of December 31, 2018 R$4,640.0 million, December 31, 2017 R$3,402.0 million and December 31, 2016 R$3,565.3 million, which corresponds to the Company’s current assets, less the balance of cash and cash equivalents and financial investments, and current liabilities, less loans and financing. This level of working capital represents adequate conditions to fulfill short-term operating obligations.

The Executive Officers believe that the Company’s financial health is sufficient to fulfill its obligations with third parties, including the payment of debt, based on current liquidity (Current Assets/Current Liabilities) of 2.32 as of December 31, 2018, 2.53 as of December 31, 2017, and 2.13 as of December 31, 2016. The Company has access to sources of funding, supported by credit rating from Standard and Poor’s, Moody’s and Fitch Ratings. Standard & Poor’s rated the Company as BBB, with a negative outlook, and has granted the Company an investment grade rating since 2006. The Company’s credit rating by Moody’s is rated Ba1, which was downgraded from Baa3 in February 2016, following the downgrading of the Brazilian sovereign credit rating, from Baa3 to Ba2, in the same period. In April 2016, Fitch Ratings rated the Company’s credit risk as BBB-. In February 2018, Fitch Ratings downgraded the Brazilian sovereign credit rating from BB to BB-. However, Fitch Ratings did not change Embraer’s credit ratings. In January 2019, Standard and Poor’s and Fitch included the Company’s ratings in the “Credit/Rating Watching” list with negative implications, reflecting the potential weakening of our business risk profile if the strategic partnership with Boeing is approved.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

In terms of debt profile, the average maturity was 5.5 years in 2018, 6.0 years in 2017 and 5.3 years in 2016, in line with the business cycle and development of new Embraer products.

The Board of Executive Officers understands that the Company, in the last three fiscal years, has demonstrated sufficient financial conditions to make investments in new products and services, and to fulfill short- and medium-term obligations.

The Board of Executive Officers considers that cash resources, which totaled R$12,429.3 million as of December 31, 2018, R$12,861.9 million as of December 31, 2017 and R$10,381.0 million as of December 31, 2016, have been sufficient to finance operations and meet funding requirements for at least 12 months.

In 2018, the Company had total indebtedness of R$14,134.1 million, representing an increase of 2% compared to R$13,888.8 million in 2017, which, in turn, represented an increase of 13% compared to R$12,254.0 million in 2016. At the end of 2018, 95.1% of the Company’s total indebtedness referred to long-term credit facilities. Of the total indebtedness, R$12,947.78 million (91.6%) was denominated in U.S. dollars, R$1,110.3 million (7.9%) was denominated in Reais and R$76.1 million (0.5%) was denominated in Euros. At the end of 2017, 90.7% of the Company’s indebtedness referred to long-term credit facilities. Of the total indebtedness, R$11,761.2 million (84.7%) was denominated in U.S. dollars, R$2,081.2 million (15.0%) was denominated in Reais and R$46.3 million (0.3%) was denominated in Euros. At the end of 2016, 86.4% of the Company’s indebtedness referred to long-term credit facilities. Of the total indebtedness, R$9,486.1 million (77.4%) was denominated in U.S. dollars, R$53.5 million (0.4%) was denominated in Euros and the remaining R$2,714.4 million (22.2%) was denominated in Reais.

In 2018, inventory totaled R$9,714.3 million, representing a 36.7% increase compared to R$7,108.0 million in 2017, which, in turn, represented a 12.6% decrease compared to R$8,136.2 million in 2016. The increase in inventory in 2018 compared to 2017 was primarily due to the decrease in inventory turnover, which was 1.6 in 2018, representing a decrease compared to 2.1 in 2017 and 2.1 in 2016, which is not enough to meet the Company’s operating needs.

Financial Indicators

The table below sets forth the main balance sheet indicators of the Company, for the last three fiscal years:

Consolidated Highlights	As of December 31,
Amounts in R$ million	2018	2017(1)	2016(2)
Cash(3)	12,429.3	12,861.9	10,381.0
Trade accounts receivable, net	1,232.3	982.4	2,168.9
Customer financing	45.7	54.4	122.0
Inventories	9,714.3	7,108.0	8,136.2
Fixed assets(4)	14,994.5	13,208.4	12,458.8
Trade accounts payable	3,456.8	2,728.0	3,103.0
Indebtedness – Current	694.7	1,286.6	1,663.2
Indebtedness – Non-current	13,439.4	12,602.2	10,590.8
Shareholders’ Equity	15,267.0	13,819.5	12,844.9

(1)

Restated to reflect the effects of the retrospective adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47—Revenue from Contracts with Customers. See note 2.2.1 of the audited consolidated financial statements.

(2)	Amounts derived from the audited consolidated financial statements for the year ended December 31, 2016 were not restated to reflect the effects of the adoption of IFRS 9/CPC 48 and IFRS 15/CPC 47.
(3)	Includes cash and cash equivalents and active current and non-current financial investments.
(4)	Includes property, plant and equipment, intangible assets and investments.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

As of 2015, the Company started to record non-current financial investments as cash, in addition to cash and cash equivalents and current financial investments, as it understands that this amount, although recorded as non-current, may be used to meet any cash requirement.

Consolidated Highlights	As of December 31,
Amounts in R$ million	2018	2017(1)	2016(2)
Debt/Shareholders’ Equity	0.9	1.0	1.0
Inventory turnover	1.6	2.1	2.1
Assets turnover	0.4	0.5	0.6
ROA(3)	-1.5%	2.3%	1.5%
ROE(4)	-4.2%	6.5%	4.6%

(1)

Restated to reflect the effects of the retrospective adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47—Revenue from Contracts with Customers. See note 2.2.1 of the audited consolidated financial statements.

(2)	Amounts derived from the audited consolidated financial statements for the year ended December 31, 2016 were not restated to reflect the effects of the adoption of IFRS 9/CPC 48 and IFRS 15/CPC 47.
(3)	ROA – means Return on Assets, calculated as net income/total assets.
(4)	ROE – means Return on Equity, calculated as net income/shareholders’ equity.

(b)	Capital Structure

As of December 31, 2018, the Company’s total debt exceeded cash and cash equivalents by R$1,704.8 million. As of December 31, 2017, the Company’s total debt exceeded cash and cash equivalents by R$1,026.9 million and, as of 2016, the Company’s total debt exceeded cash and cash equivalents by R$1,873.0 million. The table below sets forth the ratio between our third-party capital and shareholders’ equity, for the last three fiscal years:

Consolidated	As of December 31,
(In R$ million, except percentages)	2018	2017(1)	2016(2)
Shareholders’ Equity (Own capital)	15,267.0	13,819.5	12,844.9
Loans and Financing (Third-party Capital)	14,134.1	13,888.8	12,254.0
Third-party Capital + Own capital	29,401.1	27,708.3	25,098.9
Third-party Capital/Own capital	92.6%	100.5%	95.4%

(1)

Restated to reflect the effects of the retrospective adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47—Revenue from Contracts with Customers. See note 2.2.1 of the audited consolidated financial statements.

(2)	Amounts derived from the audited consolidated financial statements for the year ended December 31, 2016 were not restated to reflect the effects of the adoption of IFRS 9/CPC 48 and IFRS 15/CPC 47.

(c)	Payment capacity in relation to assumed financial commitments

The Company maintains its payment capacity in relation to all its financial commitments, presenting a strong cash position. As of December 31, 2018, the Company’s total cash amounted to R$12,429.3 million. Net cash (cash and cash equivalents plus current and non-current financial investments less financial indebtedness), in the same period, totaled net debt of R$1,704.8 million.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

In 2018, the generation of cash from operating activities measured by EBITDA totaled R$1,016.8 million and the total financial debt/EBITDA ratio was 13.9:1.

	As of December 31,
Amounts in R$ million	2018	2017(1)	2016(2)
Net Cash (Indebtedness)	(1,704.8)	(1,026.9)	(1,873.0)
EBITDA(3)	1,016.8	2,107.1	1,861.5
Financial Indebtedness	14,134.1	13,888.8	12,254.0
Shareholders’ Equity	15,267.0	13,819.5	12,844.9
Financial expenses(4)	997.4	728.4	877
Financial Indebtedness/EBITDA	13.9	6.6	6.6
EBITDA/Financial expenses	1.0	2.9	2.12
Financial Debt/Shareholders’ Equity	0.9	1.0	1.0

(1)

Restated to reflect the effects of the retrospective adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47—Revenue from Contracts with Customers. See note 2.2.1 of the audited consolidated financial statements.

(2)	Amounts derived from the audited consolidated financial statements for the year ended December 31, 2016 were not restated to reflect the effects of the adoption of IFRS 9/CPC 48 and IFRS 15/CPC 47.
(3)	In 2016, we changed metrics for the calculation of EBITDA, taking into account the amortization of contributions from partners.
(4)	Excludes IOF on financial transactions.

The table below sets forth a summary of the Company’s balance sheet, for the last three fiscal years:

	As of December 31,
Amounts in R$ million	2018	2017(1)	2016(2)
Current assets	27,398.4	23,419.1	22,102.1
Non-current assets	1,365.8	2,984.2	3,455.7
Investments	24.3	18.5	12.7
Property, plant and equipment	7,612.7	6,962.9	7,020.8
Intangible assets	7,357.5	6,227.1	5,425.3
Total Assets	43,758.8	39,611.8	38,016.7
Current liabilities	11,734.8	9,272.9	10,367.3
Non-current liabilities	16,757.0	16,519.4	14,804.5
Shareholders’ equity	15,267.0	13,819.5	12,844.9
Non-controlling interest	365.7	375.3	301.3
Total Liabilities	43,758.8	39,611.8	38,016.7

(1)

Restated to reflect the effects of the retrospective adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47—Revenue from Contracts with Customers. See note 2.2.1 of the audited consolidated financial statements.

(2)	Amounts derived from the audited consolidated financial statements for the year ended December 31, 2016 were not restated to reflect the effects of the adoption of IFRS 9/CPC 48 and IFRS 15/CPC 47.

(d)	Sources of funds for working capital and investments in non-current assets used by the Company

Investments in non-current assets consist primarily of expenses with research and development associated with the development of aircraft for the commercial and executive aviation markets and investments in industrial capacity in Brazil and abroad. Generally, these investments are supported by funds provided by operations, borrowings under credit arrangements primarily obtained from government financing agencies, such as the Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social) and the Brazilian Funding Authority for Studies and Projects (FINEP – Financiadora de Estudos e Projetos), contributions in cash from risk-sharing partners, and advance payments from customers.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

In 2018, the Company did not make any significant use of any of the sources of funds mentioned above.

In 2017, Embraer Netherlands Finance B. V., a subsidiary of the Company, issued US$750.0 million guaranteed notes due February 1, 2027, to meet general corporate purposes.

In 2016, Embraer Portugal S.A., a subsidiary of the Company, entered into a credit facility with Santander Totta in the amount of US$200.0 million to fund the acquisition of fixed assets and working capital.

(e)	Sources of funds for working capital and investments in non-current assets that the Company intends to use to cover liquidity deficiencies

The Company has a Financial Management Policy, approved by the Board of Directors, whose purpose is to establish the guidelines applicable to all business areas, focusing on the management of corporate finances, including the management of cash flow and capital structure, in order to set out the risks associated with financial transactions and any liquidity deficiencies.

The Company believes that its traditional sources of funds are sufficient to meet its foreseeable working capital and investment requirements, including (i) continuing to improve the following jets family: Phenom 100EV, the Phenom 300E, the Lineage 1000, the Legacy 650E, the Legacy 450, the Legacy 500 and the Legacy 600, (ii) the development of the E2 jet family, and (iii) other planned capital expenditures.

In case of liquidity deficiency, the Company believes it will be able to access additional source of financing, such as: issuance of corporate bonds, issuance of debentures, import and export financing, credit facilities provided by development agencies in Brazil and credit facilities provided by Brazilian and international banks, whose funds will be subject to market conditions, including cost and credit, in effect at the time of the contracting.

(f)	Levels of indebtedness and characteristics of these debts

At the end of 2018, the Company’s total debt amounted to R$14,134.1 million (R$13,888.8 million in 2017), of which 95.1% referred to non-current debt (90.7% in 2017). The weighted average cost of debt denominated in U.S. dollars increased from 5.18% p.a. in 2017 to 5.27% p.a. in 2018, while the cost of debt denominated in Reais decreased from 3.72% p.a. in 2017 to 2.47% in 2018. At the end of 2017, the Company’s total debt amount to R$13,888.8 million (R$12,254.0 million in 2016), of which 90.7% was non-current debt (86.4% in 2016). The weighted average cost of debt denominated in U.S. dollars increased from 5.12% p.a. in 2016 to 5.18% p.a. in 2017, while the cost of debt denominated in Reais decreased from 5.00% p.a. in 2016 to 3.72% p.a. in 2017.

Indebtedness maturity profile
Year	Amount in R$	%
2019	694.7	4.9%
2020	918.3	6.5%
2021	1,114.2	7.9%
2022	2,013.1	14.2%
2023	2,017.9	14.3%
After 2023	7,375.9	52.2%
Total	14,134.1	100.0%

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

i.	Material loan and financing agreements

We describe below the material financing agreements of the Company and its subsidiaries, in effect as of December 31, 2018:

In October 2009, Embraer Overseas issued 6.375% US$500.0 million guaranteed notes due in January 2020 and, as of December 31, 2018, R$635.9 million was outstanding, including principal and accrued interest. The notes have been registered with the U.S. Securities and Exchange Commission (SEC) and listed in the New York Stock Exchange. The notes are fully and unconditionally guaranteed by the Company and interest is paid semiannually.

On June 15, 2012, the Company issued 5.150% US$500.0 million guaranteed notes due on June 15, 2022 and, as of December 31, 2018, R$1,936.5 million was outstanding. The notes have been registered with the SEC and listed on the New York Stock Exchange. Interest is paid semiannually.

Between August and September 2013, the Company, through its subsidiary Embraer Overseas Limited, completed an exchange offer of our notes with maturity in 2017 and 2020 for newly issued notes maturing in 2023. In the offer, US$146.4 million in principal amount of our notes with maturity in 2017 and US$337.2 million in principal amount of our notes with maturity in 2020, which corresponded to approximately 54.9% of the exchanged notes, were exchanged for approximately 5.70% US$540.5 million in principal amount of notes issued by Embraer Overseas due on September 16, 2023, considering the exchange price and the issuance of the new notes. Interest is paid semiannually. As of December 31, 20187, a total of US$2,001.7 million under our notes due 2023 was outstanding.

In December 2013, the Company entered into a financing agreement with the BNDES to support project development in the total aggregate amount of approximately R$1.4 billion, equivalent to US$364.3 million with final maturity on January 15, 2022. The facility bears interest of 3.5% per annum and as of December 31, 2018, we had US$741.9 million outstanding under this credit facility, including principal and accrued interest.

In June 2015, Embraer Netherlands Finance B.V. issued 5.05% US$1.0 billion guaranteed notes due on June 15, 2025 and, as of December 31, 2018, R$3,862.9 million was outstanding. Interest is paid semiannually and the notes are fully and unconditionally guaranteed by the Company. The notes have been registered with the SEC and listed on the New York Stock Exchange.

In December 2015, the Company entered into loan transactions through export credit notes (Nota de Crédito de Exportação) with a number of Brazilian financial institutions to make investments in export activities and manufacturing of export goods, in the amount of R$685 million, at a weighted average interest rate of 10.96% per annum. As of December 31, 2018, the outstanding balance totaled R$149.2 million.

In August 2016, Embraer Portugal S.A., a subsidiary of the Company, entered into a credit facility with Santander Totta in the amount of US$200.0 million, bearing interest at 3.07%, with maturity in August 2021, to fund acquisition of fixed assets and working capital. As of December 31, 2018, R$781.4 million was outstanding under this facility.

In February 2017, Embraer Netherlands Finance B. V., a subsidiary of the Company, issued 5.40% US$750.0 million guaranteed notes due on February 1, 2027 and as of December 31, 2018, R$2,961.7 million was outstanding. Interest is paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

ii.	Other long-term relationships with financial institutions

There are no other long-term relationships with financial institutions.

iii.	Debt subordination

As of December 31, 2018, our total debt amounted to R$14,134.1 million, of which 6.8% or R$961.1 million (R$328.6 million referring to current debt and R$632.5 million to non-current debt) corresponded to financings obtained from FINEP and BNDES. Collaterals include a combination of real estate mortgages, liens of machinery and equipment and bank guarantees in the total amount of R$1,315.0 million.

All other credit facilities and financings of the Company correspond to unsecured debt and are pari passu with all the other debts of the Company.

iv.

Any restrictions imposed on the company, especially, in relation to indebtedness limits and incurrence of additional debt, distribution of dividends, sale of assets, issuance of additional securities and sale of ownership control

Below are the restrictions imposed on the Company and its subsidiaries under material long-term financing agreements of the Company and its subsidiaries, as of December 31, 2018.

The issuances of notes by the Company and its subsidiaries in 2009, 2012, 2013, 2015 and 2017, in the amounts of US$500 million, US$500 million, US$540.5 million, US$1.0 billion and US$750 million, respectively, are subject to the following restrictions:

(A)	Negative pledge

The assets of the Company cannot be pledged as collateral, except if:

(i)	related to the purchase of new assets;

(ii)	in the ordinary course of business regarding the financing of aircraft by the guarantor to other entity or in import/export transactions;

(iii)	related to debts of the guarantor with BNDES and other international agencies;

(iv)	held by acquired companies;

(v)	they already exist, or result from legal imposition or judicial decision;

(vi)	due to developments related to governmental authorities;

(vii)	already existing in assets to be acquired;

(viii)	related to funds for payment of principal, interest and additional amounts;

(ix)	arising from Capitalized Lease Obligations; or

(x)	in an amount below 10% of the Company’s share capital.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

(B)	Corporate transactions

The Company and the guarantor may only enter into consolidation/merger and transfer of assets transactions, without the consent of noteholders, if:

(i)	the successor expressly assumes the repayment of principal, interest and other obligations;

(ii)	no Default occurs;

(iii)	opinions are delivered confirming the transaction meets all conditions precedent;

(iv)	the successor agrees to assume any resulting costs, ensuring that payments to noteholders will not be affected.

The agreements entered into with BNDES contain customary covenants and restrictions, including those that require us to maintain: (i) a maximum leverage ratio, calculated as net debt to EBITDA, of 3.5:1 and (ii) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1.

In addition to the financial covenants mentioned above, the Company is also required to maintain certain measures and to take actions in order to avoid or correct issues regarding environmental damages, occupational safety and occupational medicine. The Company is also required to maintain its obligations in good standing with environmental agencies and, during the term of the agreement, comply with the laws applicable to persons with disabilities.

The agreements entered into with FINEP are subject to the following restrictive clauses:

(a)	no change in direct or indirect effective control may occur, which, in the opinion of FINEP, may compromise the regular development of the project and/or prevent the due performance of the agreement;

(b)

no corporate agreements or bylaws can include provisions requiring special quorum for resolutions or approval of matters that limit or hinder control in any company of the group by the respective controlling shareholders, or provisions imposing:

(i)	restrictions on the Company’s ability to grow or develop its technologies;

(ii)	restrictions on access to new markets; or

(iii)	restrictions on the payment capacity or affecting the payment of financial obligations derived from the relevant transaction entered into with financial institutions.

(c)

During the term of the agreement, the Company must adopt measures and actions to avoid or correct matters regarding environmental damages, occupational safety and occupational medicine that may be caused by the project financed through such agreement.

(d)

The Company must comply with applicable law regarding the Brazilian Environmental Policy (Politica Nacional de Meio Ambiente), maintaining its obligations in good standing with environmental agencies during the term of such agreement.

(e)

There can be no final judgment sentencing Embraer for its acts or the acts of its management in connection with racial or gender discrimination, child labor, slave labor, workplace or sexual harassment, or environmental crime.

As of December 31, 2018, the Company and its subsidiaries were fully in compliance with all the restrictive covenants contained in our financing agreements. All financial and non-financial covenants set forth in agreements that provide for obligations, in effect in 2016, 2017 and 2018, were met in the respective years.

(g)	Maximum amounts contracted and percentages already disbursed

As of December 31, 2018, no credit facilities had been entered into whose disbursements had not been made.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

(h)	Significant changes in each item of the Consolidated Balance Sheets

(in R$ million, except %)	Dec. 31, 2018	VA	Dec. 31, 2017(1)	VA	Dec. 31, 2016(2)	VA	HA 2018 x 2017	HA 2017 x 2016
Assets
Current
Cash and cash equivalents	4,963.0	11%	4,203.7	11%	4,046.2	11%	18%	4%
Financial investments	6,755.3	15%	7,827.1	20%	5,786.6	15%	-14%	35%
Trade accounts receivable, net	1,232.3	3%	982.4	2%	2,168.7	6%	25%	-55%
Derivative financial instruments	21.1	0%	97.7	0%	68.6	0%	-78%	42%
Customer financing	4.8	0%	7.0	0%	27.8	0%	-31%	-75%
Collateralized accounts receivable	846.5	2%	614.1	2%	465.4	1%	38%	32%
Contract assets	1,387.1	3%	1,480.3	4%	—	0%	-6%	100%
Inventories	9,714.3	22%	7,108.0	18%	8,136.2	21%	37%	-13%
Guarantee deposits	1,316.9	3%	0.3	0%	—	0%	438867%	100%
Income tax and social contribution	369.2	1%	254.5	1%	263.1	1%	45%	-3%
Other assets	787.9	2%	844.0	2%	1,139.7	3%	-7%	-26%
Total current assets	27,398.4	63%	23,419.1	59%	22,102.1	58%	17%	6%
Non-current
Financial investments	710.9	2%	831.1	2%	548.2	1%	-14%	52%
Trade accounts receivable, net	—	0%	0.1	0%	0.1	0%	-100%	-33%
Derivative financial instruments	16.0	0%	16.0	0%	36.2	0%	0%	-56%
Customer financing	40.9	0%	47.3	0%	94.3	0%	-14%	-50%
Collateralized accounts receivable	67.2	0%	341.1	1%	588.3	2%	-80%	-42%
Guarantee deposits	37.9	0%	1.302.7	3%	1,666.8	4%	-97%	-22%
Deferred income tax and social contribution	83.6	0%	44.3	0%	11.0	0%	89%	302%
Other assets	409.4	1%	401.6	1%	510.8	1%	2%	-21%
Investments	24.3	0%	18.5	0%	12.7	0%	31%	45%
Property, plant and equipment	7,612.7	17%	6,962.9	18%	7,020.8	18%	9%	-1%
Intangible assets	7,357.5	17%	6,227.1	16%	5,425.3	14%	18%	15%
Total non-current assets	16,360.3	37%	16,192.7	41%	15,914.5	42%	1%	2%
Total assets	43,758.8	100%	39,611.8	100%	38,016.7	100%	10%	4%

(1)

Restated to reflect the effects of the retrospective adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47—Revenue from Contracts with Customers. See note 2.2.1 of the audited consolidated financial statements.

(2)	Amounts derived from the audited consolidated financial statements for the year ended December 31, 2016 were not restated to reflect the effects of the adoption of IFRS 9/CPC 48 and IFRS 15/CPC 47.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

(in R$ million, except %)	Dec. 31, 2018	VA	Dec. 31, 2017(1)	VA	Dec. 31, 2016(2)	VA	HA 2018 x 2017	HA 2017 x 2016
Liabilities
Current
Trade accounts payable	3,456.8	8%	2,728.0	7%	3,103.0	8%	27%	-12%
Loans and financing	694.7	2%	1,286.6	3%	1,663.2	4%	-46%	-23%
Non-recourse and recourse debt	1,255.5	3%	58.1	0%	74.6	0%	2061%	-22%
Trade accounts payable	1,117.4	3%	966.6	2%	1,236.9	3%	16%	-22%
Contract liabilities	4,050.6	9%	3,311.7	8%	—	0%	24%	100%
Advances from customers	—	—	—	—	2,334.8	6%	—	-100%
Derivative financial instruments	31.2	0%	29.2	0%	27.5	0%	7%	6%
Taxes and payroll charges payable	265.0	1%	233.9	1%	142.1	0%	13%	65%
Income tax and social contribution	186.0	0%	53.2	0%	84.5	0%	250%	-37%
Financial guarantee and residual value guarantee	197.5	0%	73.6	0%	162.0	0%	168%	-55%
Unearned income	7.8	0%	—	0%	1,015.2	3%	100%	-100%
Dividends	19.3	0%	121.7	0%	80.9	0%	-84%	50%
Provisions	453.0	1%	410.3	1%	442.5	1%	10%	-7%
Total current liabilities	11,734.8	27%	9,272.9	23%	10,367.2	27%	27%	-11%
Non-current
Loans and financing	13,439.4	31%	12,602.2	32%	10,590.8	28%	7%	19%
Non-recourse and recourse debt	67.2	0%	1,146.1	3%	1,143.9	3%	-94%	0%
Trade accounts payable	111.0	0%	71.2	0%	54.9	0%	56%	30%
Advances from customers	—	0%	—	0%	455.8	1%	—	-100%
Contract liabilities	768.0	2%	415.2	1%	—	0%	85%	100%
Derivative financial instruments	—	0%	0.4	0%	—	0%	-100%	100%
Taxes and payroll charges payable	225.6	1%	232.1	1%	221.4	1%	-3%	5%
Deferred income tax and social contribution	984.3	2%	853.3	2%	858.0	2%	15%	-1%
Financial guarantee and residual value guarantee	391.6	1%	445.3	1%	524.9	1%	-12%	-15%
Unearned income	283.5	1%	303.3	1%	371.2	1%	-7%	-18%
Provisions	486.4	1%	450.3	1%	583.5	2%	8%	-23%
Total non-current liabilities	16,757.0	38%	16,519.4	42%	14,804.6	39%	1%	12%
Total liabilities	28,491.8	65%	25,792.3	65%	25,171.8	66%	10%	2%
Shareholders’ equity
Capital	5,159.6	12%	4,789.6	12%	4,789.6	13%	8%	0%
Treasury shares	(87.0)	0%	(134.8)	0%	(115.4)	0%	-35%	17%
Revenue reserves	3,910.2	9%	5,003.9	13%	4,424.9	12%	-22%	13%
Share-based remuneration	78.9	0%	78.7	0%	77.1	0%	0%	2%
Equity value adjustment	5,839.5	13%	3,704.3	9%	3,367.4	9%	58%	10%
Retained earnings	—	0%	2.4	0%	—	0%	-100%	100%
Non-controlling interest	365.7	1%	375.3	1%	301.3	1%	-3%	25%
Total shareholders’ equity	15,267	35%	13,819.4	35%	12,844.9	34%	10%	8%
Total liabilities and shareholders’ equity	43,758.8	100%	39,611.8	100%	38,016.7	100%	10%	4%

(1)

Restated to reflect the effects of the retrospective adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47—Revenue from Contracts with Customers. See note 2.2.1 of the audited consolidated financial statements.

(2)	Amounts derived from the audited consolidated financial statements for the year ended December 31, 2016 were not restated to reflect the effects of the adoption of IFRS 9/CPC 48 and IFRS 15/CPC 47.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

COMPARASION OF THE MAIN CONSOLIDATED BALANCE SHEET ITEMS AS OF DECEMBER 31, 2018 AND DECEMBER 31, 2017

Current assets

As of December 31, 2018, current assets totaled R$27,398.4 million compared to R$23,419.1 million as of December 31, 2017. Current assets accounted for 63% and 59% of total assets as of December 31, 2018 and December 31, 2017, respectively. The 17% increase in the current assets was primarily due to the 37% increase in inventories as a result of fewer deliveries in 2018 compared to 2017. Moreover, guarantee deposits totaled R$1,316.9 million compared to an amount close to zero in 2017.

Non-current assets

As of December 31, 2018, non-current assets totaled R$16,360.3 million compared to R$16,192.7 million as of December 31, 2017. Non-current assets accounted for 37% and 41% of total assets as of December 31, 2018 and December 31, 2017, respectively. This decrease was primarily due to the depreciation of the Real against the U.S. dollar, which was offset by an average increase of 13% in property, plant and equipment and intangible assets. Nonetheless, non-current assets increased slightly by 1% in 2018 compared to 2017. As a percentage of total assets, non-current assets also decreased slightly from 41% to 37% in the same period.

Current liabilities

As of December 31, 2018, Current Liabilities totaled R$11,734.8 million compared to R$9,272.9 million as of December 31, 2017. Current liabilities accounted for 27% and 23% of total liabilities and shareholders’ equity as of December 31, 2018 and December 31, 2017, respectively. This 27% increase in the period was basically due to the depreciation of the Real against the U.S. dollar, in addition to the increase in Non-recourse and recourse debt and contract liabilities, which resulted in the transfer of a portion of non-current liabilities to current liabilities.

Non-current liabilities

As of December 31, 2018, non-current liabilities totaled R$16,757.0 million compared to R$16,519.4 million as of December 31, 2017. Non-current liabilities accounted for 38% and 42% of liabilities and shareholders’ equity as of December 31, 2018 and December 31, 2017, respectively. Notwithstanding this decrease, non-current liabilities remained stable in 2018 compared to 2017.

Shareholders’ equity

As of December 31, 2018, shareholders’ equity totaled R$15,267.0 million, compared to R$13,819.4 million as of December 31, 2017. This 10% increase was primarily due to the increase in Capital in the amount of R$370.0 million upon the capitalization of a portion of the investment and working capital reserve, without the issuance of new shares and no change in the number of shares (meeting of the Board of Directors held on March 5, 2019) and equity value adjustment in the period.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

COMPARASION OF THE MAIN CONSOLIDATED BALANCE SHEET ITEMS AS OF DECEMBER 31, 2017 AND DECEMBER 31, 2016

Current assets

As of December 31, 2017, current assets totaled R$23,419.1 million compared to R$22,102.1 million as of December 31, 2016. Current assets accounted for 59% and 58% of total assets as of December 31, 2017 and December 31, 2016, respectively. This 6% increase in current assets was primarily due to the 35% increase in financial investments, as, in January, the Company issued 5.40% US$750.0 million guaranteed notes due 2027. Inventories decreased by 13% due to a better balance between production and deliveries of aircraft in 2017. In addition to the issuance of notes and the decrease in Inventories, no significant variations occurred in current assets as a percentage of total assets.

Non-current assets

As of December 31, 2017, non-current assets totaled R$16,192.7 million compared to R$15,914.5 million as of December 31, 2016. Non-current assets accounted for 41% and 42% of total assets as of December 31, 2017 and December 31, 2016, respectively. This slight decrease was primarily due to the appreciation of the Real against the U.S. dollar and the decrease in collateralized accounts receivable and guarantee deposits, which, together, decreased by R$611.3 million. The main positive impacts that offset part of this decrease affected our (i) intangible assets, considering the continuity of investments in the development of E2 E-Jets, the new family of the Company’s commercial jets, and (ii) financial investments, as a portion of the use of proceeds from the issuance of notes was invested in long-term securities. Nonetheless, no significant variations in non-current assets occurred, as shown in the slight variation of non-current assets as a percentage of total assets.

Current liabilities

As of December 31, 2017, current liabilities totaled R$9,272.9 million compared to R$10,367.3 million as of December 31, 2016. Current liabilities accounted for 23% and 27% of liabilities and shareholders’ equity as of December 31, 2017 and December 31, 2016, respectively. This 11% decrease in the period was basically due to the appreciation of the Real against the U.S. dollar. Excluding the exchange rate effect, no significant changes occurred in current liabilities.

Non-current liabilities

As of December 31, 2017, non-current liabilities totaled R$16,519.4 million compared to R$14,804.6 million as of December 31, 2016. Non-current liabilities accounted for 42% and 39% of total liabilities and shareholders’ equity as of December 31, 2017 and December 31, 2016, respectively. This 11% increase was primarily due to the 19% increase in Loans and financing, which may be mainly explained by the issuance of 5.40% US$750.0 million guaranteed notes due 2027.

Shareholders’ equity

As of December 31, 2017, shareholders’ equity totaled R$13,819.4 million, compared to R$12,844.9 million as of December 31, 2016. This 8% increase was primarily due to retained earnings and equity value adjustment recorded in the year.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Statements of Income

(in R$ million, except %)	Dec. 31, 2018	VA	Dec. 31, 2017(1)	VA	Dec. 31, 2016(2)	VA	HA 2018 x 2017	HA 2017 x 2016
Revenue	18,721.6		18,776.1		21,435.7		0%	-12%
Cost of sales and services	(15,915.2)	-85%	(15,262.5)	-81%	(17,166.1)	-80%	4%	-11%
Gross Profit	2,806.4	15%	3,513.6	19%	4,269.6	20%	-20%	-18%
Operating Income (Expense)
Administrative	(669.9)	-4%	(572.7)	-3%	(574.1)	-3%	17%	0%
Selling	(1,114.3)	-6%	(1,009.7)	-5%	(1,289.0)	-6%	10%	-22%
Research	(168.5)	-1%	(157.6)	-1%	(162.0)	-1%	7%	-3%
Other operating income (expense), net	(749.0)	-4%	(679.0)	-4%	(1,525.7)	-7%	10%	-55%
Equity in income (losses) of associates	(1.6)	-0%	4.0	0%	(1.0)	-0%	-140%	-500%
Operating Profit	103.1	1%	1,098.6	6%	717.8	3%	-91%	53%
Financial income (expense), net	(633.0)	-3%	(130.7)	-1%	(172.8)	-1%	384%	-24%
Foreign exchange gain (loss), net	3.0	0%	20.9	0%	10.8	0%	-86%	92%
Profit (loss) before taxes on income	(526.9)	-3%	988.6	5%	555.8	3%	-153%	78%
Income tax and social contribution	(116.7)	-1%	(86.3)	-0%	36.0	0%	35%	-340%
Net income (loss) of the period	(643.6)	-4%	902.3	5%	591.8	3%	-171%	52%
Attributable to:
Owners of Embraer	(669.0)	-4%	850.7	5%	585.4	3%	-179%	45.3%
Non-controlling interest	25.5	0%	51.7	0%	6.4	0%	-51%	709%
Weighted average number of outstanding shares in the period (in thousands)
Basic	734.1	4%	734.3	4%	735.6	3%	—	—
Diluted	734.1	4%	734.8	4%	737.3	3%	—	—
Profit (loss) per share
Basic	(0.91)	0%	1.16	0%	0.80	0%	-179%	46%
Diluted	(0.91)	0%	1.16	0%	0.79	0%	-179%	46%

(1)

Restated to reflect the effects of the retrospective adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47—Revenue from Contracts with Customers. See note 2.2.1 of the audited consolidated financial statements.

(2)	Amounts derived from the audited consolidated financial statements for the year ended December 31, 2016 were not restated to reflect the effects of the adoption of IFRS 9/CPC 48 and IFRS 15/CPC 47.

YEAR ENDED DECEMBER 31, 2018 COMPARED TO YEAR ENDED DECEMBER 31, 2017

Net Revenue

In 2018, Embraer delivered 90 commercial aircraft and 91 executive aircraft (64 light jets and 27 large jets), compared to a total of 101 commercial aircraft and 109 executive aircraft (72 light jets and 37 large jets) delivered in 2017.

This decrease in the number of aircraft delivered in 2018, together with the depreciation of the Real in the period, resulted in revenue of R$18,721.6 million, below the Company’s estimates, although stable compared to revenue of R$18,776.1 million in 2017.

In 2018, revenue from the Commercial Aviation business totaled R$8,706.1 million, representing a 2% decrease compared to R$8,863.2 million in 2017. In 2018, revenue from the Executive Jets business totaled R$4,181.6 million, representing a 1% increase compared to R$4,134.6 million in the previous year. Revenue from the Defense & Security business totaled R$2,198.6 million, representing a 20% decrease compared to R$2,733.1 million in 2017, primarily due to the review of the cost of the aircraft KC-390 development program in the second quarter of 2018, generating a negative impact of R$458.7 million, as a result of the incident with the KC-390 involving prototype 001. Finally, in 2018, the Company started to report the Services & Support segment separately from other business units, generating revenue of R$3,577.8 million, representing a 22% increase compared to R$2,943.7 million in 2017. Revenue from Other Related businesses totaled R$57.6 million in 2018, representing a 43% decrease compared to 2017.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Cost of Sales and Services

In 2018, cost of sales and services totaled R$15,915.2 million, representing a 4% increase compared to R$15,262.5 million in 2017. Fewer deliveries in the year, which generates a decrease in cost of sales, was offset by the depreciation of the Real in the period. Costs from the Defense & Security segment also increased, affecting gross profit.

Gross Profit and Gross Margin

As a result of the foregoing, in 2018, the Company’s gross profit totaled R$2,806.4 million, representing a 20% decrease compared to R$3,513.6 million in 2017. In 2018, gross margin was 15.0%, representing a decrease compared to 18.7% in 2017.

Administrative and Selling Expenses

In 2018, administrative expenses increased by 17% and totaled R$669.9 million, accounting for 4% of the revenue for the period. Notwithstanding fewer deliveries and lower revenue in 2018, administrative expenses accounted for most of fixed expenses.

In 2018, selling expenses totaled R$1,114.3 million, representing a 10% increase compared to R$1,009.7 million in the previous year.

In both cases, the depreciation of the Real affected the increase in expenses, especially selling expenses, which decreased upon the assessment of the company’s functional currency, the U.S. dollar.

Research Expenses

Research expenses totaled R$168.5 million in 2018, compared to R$157.6 million in 2017, and were within the Company’s initial estimates, meeting all targets established for the period.

Other Operating Income (Expense)

In 2018, other operating income (expense), net totaled an expense of R$749.0 million, representing a 10% increase compared to R$679.0 million in 2017, primarily due to the impact of the exchange rate variation mentioned above.

Operating Profit

In 2018, operating profit and operating margin (EBIT) totaled R$103.1 million and 0.6%, respectively, compared to R$1,098.6 million and 5.8%, respectively, in 2017, below the Company’s initial estimates. The main reasons why the Company’s initial estimate was not achieved were the adjustments made to reflect non-recurring items derived from the review of the cost base of the KC-390 development program, as a result of the incident with prototype 001 in May 2018, generating a negative impact of R$458.7 million in revenue and the increase in expenses related to impairment of aircraft used in the Company’s portfolio. Moreover, fewer deliveries in the Executive Jets segment affected the operating results.

Financial income (expense), net

Financial income (expense), net increased from R$130.7 million in 2017 to R$633.0 million in 2018, primarily due to our current net debt position and lower financial income from our cash and cash equivalents, in addition to higher net financial expense recognized in our residual value guarantees.

Net Income (Loss)

In 2018, net loss totaled R$643.6 million and net loss per share totaled R$0.91, compared to Net income of R$902.3 million and net income per share of R$1.16 in 2017. Adjusted net loss, excluding deferred income tax and social contribution and also the net effect, after taxes, of the non-recurring items described above, totaled R$224.3 million in 2018, compared to R$995 million in 2017. Net loss per share, excluding these same items, totaled R$0.31 in 2018, compared to net income per share of R$1.36 in 2017.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

YEAR ENDED DECEMBER 31, 2017 COMPARED TO YEAR ENDED DECEMBER 31, 2016

Net Revenue

In 2017, Embraer delivered 101 commercial aircraft and 109 executive aircraft (72 light jets and 37 large jets), compared to a total of 108 commercial aircraft and 117 executive aircraft (73 light jets and 44 large jets) delivered in 2016.

This decrease in the number of aircraft delivered in 2017, together with the appreciation of the Real in the period, resulted in revenue of R$18,776.1 million, in line with the Company’s estimates; however, it represented a 12% decrease compared to R$21,435.7 million in 2016.

In 2017, revenue from the Commercial Aviation business totaled R$8,863.2 million, representing a 12% decrease compared to R$10,038.6 million in 2016. In 2017, revenue from the Executive Jets business totaled R$4,134.6 million, representing a 25% decrease compared to R$5,530.5 million in the previous year. Revenue from the Defense & Security business totaled R$2,733.1 million in 2017, representing a 4% decrease compared to R$2,901.3 million in 2016. Revenue from the Services & Support business totaled R$2,879.3 million in 2017, representing a 4% decrease compared to R$3,074.8 million in 2016. Finally, Revenue from Other Related businesses totaled R$101.4 million in 2017, representing a 9% increase compared to R$92.5 million in 2016.

Cost of Sales and Services

In 2017, cost of sales and services totaled R$15,262.5 million, representing an 11% decrease compared to R$17,166.1 million in 2016. This decrease was basically due to the appreciation of the Real and the fewer deliveries in the period. However, costs from the Defense & Security segment increased, affecting gross profit and gross margin.

Gross Profit and Gross Margin

As a result of the foregoing, in 2017, the Company’s gross profit totaled R$3,513.6 million, representing an 18% decrease compared to R$4,269.6 million in 2016. In 2017, gross margin was 18.7%, representing a decrease compared to 19.9% in 2016.

Administrative and Selling Expenses

In 2017, administrative expenses remained stable and totaled R$572.7 million, accounting for 3% of the revenue in 2017.

In 2017, selling expenses totaled R$1,009.7 million, representing a 21.7% decrease compared to R$1,289.0 million in the previous year, primarily due to fewer deliveries in the period.

Research Expenses

In 2017, research expenses totaled R$157.6 million, compared to R$162.0 million in 2016, within the Company’s initial estimates, meeting all targets established for the period.

Other Operating Income (Expense)

In 2017, other operating income (expense), net totaled an expense of R$679.0 million, representing a 55.5% decrease compared to R$1,525.7 million in 2016, primarily due to the impact of provisions related to the finalization of the FCPA investigation and the implementation of the voluntary dismissal program in that year.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Operating Profit

In 2017, operating profit and operating margin (EBIT) totaled R$1,098.6 million and 5.9%, respectively, compared to R$717.8 million and 3.3%, respectively, in 2016, albeit below the Company’s initial estimates. The main reasons why the Company’s initial estimate was not achieved were the adjustments made to reflect non-recurring items derived from the finalization of the FCPA investigation, which accounted for R$33.0 million; the voluntary dismissal program, which accounted for R$19.8 million; the bankruptcy proceeding of Republic Airways, which accounted for R$75.8 million; impairment in the Defense & Security segment of R$28.7 million; and the increase in expenses related to impairment of aircraft used in the Company’s portfolio, which accounted for R$178.6 million. Moreover, the increase in costs from the Defense & Security segment in connection with the aircraft KC-390 development program also affected the operating result.

Net Income

In 2017, net income totaled R$850.7 million and net income per share totaled R$1.16, compared to net income of R$585.4 million and net income per share of R$0.80 in 2016. Adjusted net income, excluding deferred income tax and social contribution and also the net effect, after taxes, of the non-recurring items described above, totaled R$995.0 million in 2017, compared to R$899.4 million in 2016. Net income per share, excluding these same items, totaled R$1.3503 in 2017, compared to R$1.2222 in 2016.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Statements of Cash Flows

(in R$ thousand, except %)	Dec. 31, 2018	Dec. 31, 2017(1)	Dec. 31, 2016(2)	2018 x 2017	2017 x 2016
Operating Activities
Net Income (Loss) for the Period	(643.6)	902.3	591.8	-171%	52%
Items not affecting cash
Depreciation	580.2	627.0	674.6	-7%	-7%
Amortization of government grants	(13.2)	(10.7)	(10.4)	23%	3%
Amortization	414.7	469.3	601.4	-12%	-22%
Amortization of contribution from suppliers	(81.1)	(87.6)	(132.3)	-7%	-34%
Allowance (reversal) for inventory obsolescence	69.1	37.3	(76.0)	85%	-149%
Provision (reversal) for adjustment to market value, inventory, property, plant and equipment and intangible	379.8	359.8	284.7	6%	26%
Allowance (reversal) for doubtful accounts	(34.3)	23.3	37.6	-247%	-38%
Loss on fixed assets disposal	73.9	60.1	66.5	23%	-10%
Deferred income tax and social contribution	(96.3)	(46.4)	(529.1)	108%	-91%
Accrued interest	(36.9)	(101.2)	(33.3)	-64%	204%
Interest on marketable securities	(123.4)	(75.6)	(175.3)	63%	-57%
Equity in associates gains and losses	1.6	(4.0)	1.0	-140%	-519%
Share-based remuneration	0.2	1.6	4.8	-88%	-67%
Foreign exchange gain (loss), net	73.3	19.4	(40.7)	278%	-148%
Residual value guarantees	65.8	(41.9)	90.1	-257%	-147%
Provision for contingencies	—	—	231.6	—	-100%
Provision for voluntary dismissal program	—	19.7	88.9	-100%	-78%
Other	(25.0)	(13.7)	(5.1)	82%	165%
Changes in assets
Financial investments	2.637.5	(750.1)	(1.123.0)	-452%	-33%
Derivative financial instruments	88.5	(4.9)	(80.3)	-1906%	-94%
Collateralized accounts receivable and accounts receivable	6.3	19.6	518.7	-68%	-96%
Customer financing	17.6	66.8	74.8	-74%	-11%
Contract assets	404.6	(249.7)	—	-262%	100%
Inventories	(875.0)	1,342.3	(656.7)	-165%	-304%
Other assets	195.5	795.8	351.7	-75%	126%
Changes in liabilities
Trade accounts payable	209.6	(403.4)	(344.9)	-152%	17%
Non-recourse and recourse debt	(86.8)	(32.4)	(36.5)	168%	-11%
Trade accounts payable	-15.0	(112.6)	(102.6)	-87%	10%
Contract liabilities	359.3	(321.3)	—	-212%	100%
Advances from customers	—	—	(321.0)	—	-100%
Contribution from suppliers	419.0	268.9	448.1	56%	-40%
Taxes and payroll charges payable	139.5	66.5	(540.4)	110%	-112%
Financial guarantees	(77.0)	(129.8)	(294.3)	-41%	-56%
Other payables	27.4	(170.6)	165.4	-116%	-203%
Unearned income	(42.9)	(26.7)	(38.9)	61%	-31%
Net cash generated (used) in operating activities	4,012.8	2,497.1	(309.0)	61%	-908%
Investing activities
Acquisitions of property, plant and equipment	(565.1)	(762.8)	(1,352.3)	-26%	-44%
Write-off of property, plant and equipment	1.1	60.0	9.7	-98%	520%
Additions to intangible assets	(1,060.0)	(1,502.9)	(1,751.7)	-29%	-14%
Additions to investments in subsidiaries and affiliates	(8.1)	(2.0)	(9.2)	305%	-78%
Investments held to maturity	(283.4)	(1,259.1)	(249.0)	-77%	-406%
Loans	—	—	(47.5)	—	-100%
Dividends received	0.3	0.3	0.3	0%	3%
Restricted cash reserved for construction of assets	(0.1)	3.0	17.6	-103%	-83%
Net cash used in investing activities	(1,915.4)	(3,463.5)	(3,382.2)	-45%	2%
Financing activities
Proceeds from borrowings	438.2	3.036.8	1.945.1	-86%	56%
Repayment of borrowings	(2,219.1)	(1,730.5)	(1,777.1)	28%	-3%
Dividends and interest on shareholders’ equity	(139.7)	(173.0)	(99.8)	-19%	73%
Proceeds from stock options exercised	34.7	19.1	6.5	82%	194%
Acquisition of own shares	—	(48.4)	(60.0)	-100%	-19%
Net cash generated (used) in financing activities	(1,885.8)	1,104.0	14.7	-271%	7435%
Increase (decrease) in cash and cash equivalents	211.6	137.6	(3,676.6)	54%	-104%
Effects of exchange rate changes on cash and cash equivalents	547.7	20.0	(733.0)	2639%	-103%
Cash and cash equivalents at the beginning of the year	4,203.7	4,046.2	8,455.8	4%	-52%
Cash and cash equivalents at the end of the year	4,963.0	4,203.7	4,046.2	18%	4%

(1)

Restated to reflect the effects of the retrospective adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47—Revenue from Contracts with Customers. See note 2.2.1 of the audited consolidated financial statements.

(2)	Amounts derived from the audited consolidated financial statements for the year ended December 31, 2016 were not restated to reflect the effects of the adoption of IFRS 9/CPC 48 and IFRS 15/CPC 47.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Cash and cash equivalents totaled R$4,963.0 million, R$4,203.7 million and R$4,046.2 million as of December 31, 2018, 2017 and 2016, respectively, as set forth in the analysis below:

Net Cash Generated (Used) in Operating Activities

In 2018, net cash generated from operating activities totaled R$4,012.8 million, representing a 61% increase compared to R$2,497.1 million in 2017, primarily due to the decrease in financial investments and contracted assets, together with the increase in trade accounts payable and contracted liabilities, which was partially offset by a lower net income and an increase in inventories in 2018 compared to 2019.

In 2017, net cash generated from operating activities totaled R$2,497.1 million, representing a significant increase of 908% compared to net cash used in operating activities of R$309.0 million in 2016, due to the decrease in inventories in the yearly comparison. Moreover, this improvement in cash results from a higher net income, excluding the effects of non-cash items.

Net Cash Used in Investing Activities

In 2018, net cash used in investing activities totaled R$1,915.4 million, representing a 45% decrease compared to 2017. The main variations between years were due to the 29% decrease in additions to intangible assets and the 77% decrease in investments held to maturity. The decrease in additions to intangible assets is primarily due to the progress of the development program for the second generation of E2 E-Jets, which requires less cash, already including the certification of the E190-E2 and the expected certification of the E195-E2 in 2019. The decrease in investments held to maturity was primarily due to lower investments in short-term securities (held to maturity).

In 2017, net cash used in investing activities remained virtually stable compared to 2016. The main variations between years were due to the 44% decrease in acquisitions of property, plant and equipment and the 14% decrease in additions to intangible assets. The decrease in both cases was mainly due to the progress of the development program for the second generation of E2 E-Jets, which was in its final stage and, consequently, required less cash. Other significant variation occurred in investments held to maturity, which increased by 406% in 2017, primarily due to higher investments in short-term securities (held to maturity).

Net Cash Generated (Used) in Financing Activities

In 2018, net cash used in financing activities totaled R$1,885.8 million, compared to net cash generated in financing activities of R$1,104.0 million in 2017, primarily due to the 86% decrease in Proceeds from borrowings and the 28% increase in repayment of borrowings.

In 2017, net cash generated in financing activities was primarily affected by the issuance of notes in the amount of US$750 million by the Company to meet general corporate purposes.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

10.2	– Results of Operations and Financial Results

(a)    Results of the company’s operations, including (i) a description of any significant components of revenue and (ii) factors that materially affect the results of operations.

The main factors that affect the Company’s revenue are: (1) the volume of commercial and executive aircraft deliveries; (2) the mix of deliveries of small and large jets for commercial and executive aviation; (3) the exchange rate variation, considering the U.S. dollar is the functional currency of the Company; (4) revenues from services regarding maintenance services, parts supply, training, etc., which also significantly contribute to the Company’s revenue; (5) the entry into service of new products; and (6) revenue from the Defense & Security segment.

The charts below set forth the total revenue of the Company by business unit and region. The Commercial Aviation segment accounts for most of the revenue of the Company, followed by Executive Jets, Services & Support and Defense & Security and Others. Geographically, revenue from North America, as a percentage of total revenue, decreased slightly in recent years. However, North America remained as the main consumer market of the Company’s products and services, especially the E175 commercial jets, as a result of the success of a number of sales campaigns launched in the United States in the last five years, where the Company obtained approximately 90% of all orders of jets with 76 seats. The European market continued to grow and accounts for 19% of the Company’s revenue. Revenue from Brazil, as a percentage of total revenue, decreased to 8% in 2018. Revenue from other regions (Latin America, Asia-Pacific/China, Africa and Middle East), as a percentage of total revenue, also decreased compared to the previous year, accounting for 14% of the Company’s revenue.

In 2018, adjusted operating profit and adjusted operating margin (EBIT) totaled R$800.0 million (US$223.8 million) and 4.3%, respectively, below the Company’s initial estimates. This decrease was primarily due to the increase in costs in the Defense & Security segment associated with the review of base cost of the development program for the KC-390 aircraft, and fewer deliveries in the Executive Jets segment.

(b)    Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

In 2018, the Company delivered 181 aircraft in the Commercial and Executive Aviation segments, representing a decrease compared to 210 aircraft delivered in these segments in 2017, which, together with the 17% depreciation of the Real in the period, generated revenue of R$18,721.6 million, below the Company’s estimates, albeit in line with revenue of R$18,776.1 million in 2017.

In 2018, net revenue from the Commercial Aviation business totaled R$8,706.1 million, representing a 2% decrease compared to R$8,863.2 million in 2017. This slight decrease is due to the decrease in deliveries in this segment, from 101 aircraft in 2017 to 90 aircraft in 2018.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

In 2018, revenue from the Executive Jets business totaled R$ 4,181.6 million, representing a 1% increase compared to R$4,134.6 million in 2017, due to a similar reason: fewer deliveries in 2018, i.e., 91 jets (64 light jets and 27 large jets) delivered in 2018, compared to 109 jets (72 light jets and 37 large jets) delivered in 2017.

In 2018, net revenue from the Defense & Security business totaled R$2,198.6 million, representing a 20% decrease compared to R$2,733.1 million in 2017, due to the base review of the aircraft KC-390 development program.

In 2018, revenue from the Services & Support business, which started to be reported separately from the other segments as of 2018, totaled R$3,577.8 million, representing a 22% increase compared to 2017.

In 2018, revenue from Other business totaled R$57.5 million, representing a 43% decrease compared to R$101.5 million in 2017.

In 2017, net revenue from the Commercial Aviation segment totaled R$8,863.2 million, representing a 12% decrease compared to R$10,038.1 million in 2016. This decrease is due to the appreciation of the Real in the period and also the decrease in deliveries in the segment, from 108 aircraft in 2016 to 101 aircraft delivered in 2017. As a percentage of total deliveries, deliveries of smaller jets (E170 and E175) accounted for 78% of total deliveries compared to deliveries of larger jets (E190 and E195), which accounted for 22% of total deliveries.

In 2017, net revenue from the Executive Jets segment totaled R$4,134.6 million, representing a 23% decrease compared to R$5,350.5 million in 2016. In this case, the decrease was due to the same reasons: fewer deliveries in 2017, i.e., 109 jets (72 light jets and 37 large jets) delivered in 2017 compared to 117 jets (73 light jets and 44 large jets) delivered in 2016, in addition to the appreciation of the Real during the year.

In 2017, net revenue from the Defense & Security segment decreased by 5%, from R$2,879.3 million in 2016 to R$2,733.1 million in 2017, primarily due to the appreciation of the Real in the period.

In 2017, revenue from the Services & Support business totaled R$2,943.7 million, representing a 4% decrease compared to R$3,074.8 million in 2016; and revenue from Other business totaled R$101.4 million in 2017, representing a 7% increase compared to R$92.5 million in 2016.

(c)    Impact of inflation and variation in prices of the main inputs and products, exchange rate and interest rate in the operations and financial results of the company, if material

Considering the functional currency determined by the Company is the U.S. dollar, the foreign exchange gain (loss), net presented in the financial statements of the Company mostly refers to monetary items in currencies other than the U.S. dollar. As a strategy to mitigate risks, the allocation of cash to assets denominated in Reais or U.S. dollars held by Company is one of the main tools to hedge against exchange rate variations.

Considering that the Company issues notes abroad, as described in item 10.1(i) of this Company’s Brazilian Annual Report (Formulário de Referência), and maintains cash primarily in U.S. dollars, the variation in exchange rates directly affects financial results; however, it does not affect the Company’s financial planning because its functional currency is the U.S. dollar.

Interest rates affect Company’s financial results because, as a global company, Embraer maintains cash primarily in U.S. dollars and, to a lesser extent, in Reais. An increase or decrease in local interest rates also influences the financial revenues of the Company. In 2018, investments in Reais totaled R$1,548.3 million, compared to R$2,434.5 million in 2017 and R$3,693.9 million in 2016. Investments abroad are indexed to a pre-fixed rate and, considering interest rates remained stable and relatively low in the period, they did not cause significant variations in the financial results.

In the last three years, the variation in prices of the main inputs and products did not affect the results of operations and/or financial results of the Company.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

10.3	– Material events, occurred and expected, in the financial statements

(a)    Introduction or sale of operating segment

On December 20, 2016, the Company announced the creation of a business unit focused on services and customer service, bringing together funds scattered in different business areas. This unit is responsible for the development of support solutions for current and new products and services, as well as for managing the associated processes and resources. This represents an opportunity to increase operating efficiency and recurring revenues. Currently, there are approximately 2,400 Embraer commercial aircraft and more than 1,100 Embraer executive jets, as well as more than 900 defense aircraft in operation. In the next 20 years, we expect approximately 6,400 new jets will be in operation (jets with up to 150 seats). In executive aviation, more than 7,500 new jets are expected to be operational in the next decade, excluding the commercialization of the pre-existing fleet. During 2017, the new business unit consolidated the customer support services and processes previously attributed to each of our business areas in order to identify synergies and quantify our experience with customer service and support in our Commercial Aviation, Executive Jets, Defense & Security and agricultural aviation units. The Services and Support segment was first separated in 2018. This segment was created to strengthen the Company’s know-how and provide the best post-sales services and support solutions to customers through a comprehensive portfolio of innovative and competitive solutions to ensure the operating efficiency of the products manufactured by the Company and other aircraft manufacturers, expanding the useful life of commercial, executive and defense aircraft.

In addition to its experience in proposing support solutions to customers, Indústria Aeronáutica de Portugal S.A, or OGMA, offers MRO (Maintenance, Repair and Overhaul) services to a diversified portfolio of defense, commercial and executive aircraft, as well as for aircraft engines and components. OGMA also plays the role of an important supplier of metallic and composite aeronautic structures to a number of aircraft manufacturers.

The services and support segment has six macro processes:

•

Capturing the needs of customers and developing integrated support and service solutions: developing integrated and competitive solutions regarding support, technical services, materials or MRO activities that meet the needs and expectations of the Company’s customers.

•	Selling and managing support and service solutions: selling integrated and competitive technical support, service solutions, materials or MRO activities and managing support and services agreements.

•

Providing solutions for materials: supplying parts to customers, through direct sale or availability under special programs, managing the repair of components, providing inventory management services and consultancy in inventory formation, etc.

•

Providing technical solutions: providing technical and operational support and maintenance to customers through services, including training for pilots and flight attendants; aircraft modification and improvement projects; review of technical, operational and maintenance publications and digital solution support.

•	Providing MRO solutions: providing scheduled and non-scheduled maintenance services for aircraft, engines and landing gear; aircraft modernization and repair of components.

•

Monitoring and ensuring excellence in operations and in the relationship with customers: ensuring operating excellence in Materials, Technical and MRO solutions, by maintaining the accountability of the operating leadership and support areas, consistently monitoring operating KPIs and reviewing customer satisfaction through MFA practices. Maintaining relationships between customers with CRM and operating areas that interact directly with customers.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

(b)    Incorporation, Acquisition or Sale of Equity Interest

Strategic Partnership with Boeing: Overview

In December 2017, Embraer and The Boeing Company (“Boeing”), announced that the two companies were engaged in discussions regarding a potential strategic partnership. In July 2018, the two companies entered into a preliminary and non-binding memorandum of understanding establishing the basic premises for a potential strategic partnership involving certain of Embraer’s businesses. In December 2018, the Board of Directors of Embraer approved, in principle, the terms and conditions of the strategic partnership, subject to the approval by the Brazilian government, which holds a common share of special class issued by Embraer (golden share). The Brazilian government approved the Transaction (as defined below) in early 2019.

On January 24, 2019, Embraer, Boeing and certain of their subsidiaries entered into the Master Transaction Agreement (as defined below) and certain other transaction agreements, pursuant to which, subject to certain approvals and other conditions precedent, a Brazilian subsidiary of Boeing will acquire a controlling stake in Embraer’s commercial aviation business unit and Embraer and Boeing, or their respective subsidiaries, will form a joint venture for the promotion and development of new markets and applications for the KC-390 multi-mission aircraft.

On February 26, 2019, the shareholders of Embraer approved the terms and conditions of the Transaction at an extraordinary general shareholders’ meeting. The consummation of the Transaction remains subject to (i) approval by antitrust authorities in Brazil, the United States and other applicable jurisdictions; and (ii) the satisfaction of other customary closing conditions.

Upon consummation of the strategic partnership, Embraer expects to benefit from Boeing’s broader scale, resources and market presence, including access to Boeing’s global supply, sales, marketing and service chain, which Embraer expects will enable it to benefit from high level efficiency, improving the competitiveness of its products and services in an industry environment of increasingly growing competition. In addition, after the closing of the Transaction, Embraer expects to significantly reduce its indebtedness, which will cause Embraer to have a significantly stronger cash position. Management expects to propose to the shareholders an extraordinary dividend distribution, which amount will be determined taking into account transaction costs and purchase price adjustments as well as the operating results of Embraer until the closing of the Transaction. Embraer’s management estimates that the amount of such dividend distribution would be equal to approximately US$1.6 billion, subject to the confirmation of certain factors, including Embraer’s financial results at the end of this fiscal year.

Upon the implementation of the Transaction, the Company will remain a Brazilian publicly-listed company, with shares listed on the Novo Mercado special segment of B3 S.A.—Brasil, Bolsa, Balcão and American Depositary Receipts, or ADRs, listed on the New York Stock Exchange. The Brazilian government will continue to hold the rights deriving from its ownership of the common share of special class issued by the Company (golden share). Embraer will keep its business units related to executive aviation and defense and security and will continue to develop and operate them.

The Transaction

The strategic partnership with Boeing comprises:

(i)

the separation and transfer, by Embraer, of assets, liabilities, properties, rights and obligations (subject to certain exceptions) related to the commercial aviation business unit to Yaborã Indústria Aeronáutica S.A., a Brazilian closely-held corporation that will conduct the commercial aviation business and perform services that are currently performed by Embraer (the “Commercial Aviation NewCo” or “Commercial Aviation JV”);

(ii)

the acquisition and subscription by Boeing Brasil Serviços Técnicos Aeronáuticos Ltda (“Boeing Brasil”) of shares representing 80% of the Commercial Aviation NewCo’s share capital, so that Embraer and Boeing Brasil will hold, respectively, 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo, pursuant to the terms of a master transaction agreement executed on January 24, 2019 by and among Embraer, Boeing, Boeing Brasil and the Commercial Aviation NewCo (the “Master Transaction Agreement”), and the execution by the same parties of a shareholders’ agreement that will govern the relationship of Embraer and Boeing Brasil as shareholders of the Commercial Aviation NewCo (the “Shareholders’ Agreement”);

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

(iii)

the execution by Embraer or one of its affiliates, Boeing or one of its affiliates and/or the Commercial Aviation NewCo, as applicable, of certain operational agreements that will govern, among other matters, the provision of general and engineering services, intellectual property licensing, research and development, use and access of certain facilities, supply of certain products and components, and an agreement to maximize potential cost reduction opportunities in Embraer’s supply chain and the provision of certain support and maintenance services (the “Commercial Aviation JV Operational Agreements”);

(iv)

the formation of another joint venture between Embraer and Boeing (or any of their respective subsidiaries) for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on jointly identified opportunities, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary will hold the majority of the share capital (the “KC-390 NewCo” and “KC-390 JV”) and the execution by Embraer or its subsidiary and Boeing or its subsidiary, as applicable, of the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo (the “Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo”); and

(v)

the execution, by Embraer or one of its affiliates, Boeing or one of its affiliates and/or the KC-390 NewCo, as the case may be, of certain operational agreements for the KC-390 NewCo, including supply, intellectual property licensing, engineering services and other services and support agreements, which main conditions are set forth in the Contribution Agreement (as defined below) and the final terms will be negotiated by the parties until the closing of the Transaction (“KC-390 JV Operational Agreements” and, together with items (i) through (iv) above, collectively, the “Transaction”).

Commercial Aviation JV: Master Transaction Agreement and Shareholders’ Agreement

Pursuant to the terms and conditions of the Master Transaction Agreement, Embraer will contribute certain assets and rights related to its commercial aviation business to the Commercial Aviation NewCo and the Commercial Aviation NewCo will assume certain liabilities and obligations related to Embraer’s commercial aviation business (the “Contribution”). In exchange for the Contribution, the Commercial Aviation NewCo will issue common shares and redeemable preferred shares to Embraer. The Commercial Aviation NewCo’s redeemable preferred shares will have a liquidation preference, receive an annual fixed cumulative dividend payable at a 3.3% rate, be redeemable after two years from the date of issuance, and have no voting rights.

Subject to the conditions in the Master Transaction Agreement, upon consummation of the Transaction, Boeing Brasil will acquire 80% of the issued and outstanding common shares and redeemable preferred shares of the Commercial Aviation NewCo, through the subscription of new shares to be issued by the Commercial Aviation NewCo and the acquisition directly from Embraer of existing shares issued by the Commercial Aviation NewCo to Embraer, at an aggregate value of approximately $4.2 billion (the “Estimated Value”). The Estimated Value is subject to adjustments customary for transactions of the same nature including for net debt and net working capital of the Commercial Aviation NewCo at the closing date of the Transaction.

Until the closing of the Transaction, both parties will conduct their respective businesses completely separate and independent of each other and Embraer will conduct its commercial aviation business in the ordinary course, consistent with past practice.

The foregoing description is only a summary of certain provisions of the Master Transaction Agreement and is qualified in its entirety by reference to the terms and conditions of the Master Transaction Agreement, disclosed as Annex IV to the Manual and Management’s Proposal for the Extraordinary Meeting held on February 26, 2019, available at the IPE Module of the Sistema Empresas.NET, under “Manual and Management’s Proposal for Meetings.”

The Commercial Aviation NewCo will be managed by a board of executive officers and a board of directors. Boeing Brasil will hold control over the Commercial Aviation NewCo and will be entitled to appoint all members of its management. Pursuant to the Shareholders’ Agreement, Embraer may appoint an “observer” member to attend any meeting of the board of directors of the Commercial Aviation NewCo (or meetings of any committee created by the board of directors). Embraer will also be entitled to receive material information about the Commercial Aviation NewCo, subject to certain exceptions. Moreover, Embraer will have veto power regarding certain material matters.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

The Commercial Aviation NewCo will also have an oversight committee composed of the same number of members appointed by Embraer and Boeing Brasil to discuss, review and monitor the performance of the activities governed by the Commercial Aviation JV Operational Agreements. Any changes to the guidelines of the oversight committee will only be approved with the affirmative vote of Embraer.

The Shareholders’ Agreement provides for an anti-dilution policy and a mandatory minimum dividend policy. Subject to certain conditions, pursuant to the mandatory minimum dividend policy (i) until the fifth anniversary of the date of execution of the Shareholders’ Agreement, the Commercial Aviation NewCo shall determine the declaration and payment of dividends as set forth in its bylaws, which provides for distribution of at least 25% of the remaining balance of adjusted net profits for the fiscal year, after the deductions provided for in Law No. 6,404/76 (“Brazilian Corporate Law”) and amounts allocated to a contingencies reserve; and (ii) from and after the fifth anniversary of the date of the Shareholders’ Agreement, subject to certain exceptions, the Commercial Aviation NewCo shall declare and pay a minimum annual dividend equal to 50% of its retained earnings and net profits, adjusted as provided in the bylaws and subject to Brazilian Corporate Law.

For purposes of aligning the interests of the parties in the partnership resulting from the Transaction, the Shareholders’ Agreement provides that, as a general rule, Embraer and Boeing Brasil will not be able to dispose of their respective shares issued by the Commercial Aviation NewCo for a period of ten years following the closing of the Transaction (“Lock-Up Period”), except for Embraer’s put option described below and the transfer of shares to companies of the same group. After the Lock-Up Period, certain rules for the transfer of shares will be applicable, including a right of first offer, tag-along and drag-along rights and a right of first refusal.

In addition, the Shareholders’ Agreement provides for Embraer’s put option, exercisable at any time, for the sale to Boeing Brasil of all or any portion of the shares held by Embraer in the Commercial Aviation NewCo. Subject to certain parameters set forth in the Shareholders’ Agreement, the exercise price of the put option will be determined based on the purchase price to be paid by Boeing Brasil on the closing date of the Transaction, if exercised during the Lock Up Period, and fair value, as determined in accordance with the methodology set forth in the Shareholders’ Agreement, if exercised after the Lock Up Period.

The foregoing description is only a summary of certain provisions of the Shareholders’ Agreement and is qualified in its entirety by reference to the terms and conditions of the Shareholders’ Agreement disclosed by Embraer in the IPE Module of the Sistema Empresas.NET, under “Shareholders’ Agreement.”

Also, to enable mutual growth and stability of the businesses, the parties involved in the Transaction will enter into the Commercial Aviation JV Operational Agreements.

KC-390 Joint Venture

The KC-390 NewCo will be EB Defense, LLC, a Delaware limited liability company incorporated by a subsidiary of Embraer (the “Embraer Member Entity”) and in which the Embraer Member Entity is currently the sole partner.

Pursuant to the Contribution Agreement, entered into by EB Defense, LLC, the Boeing Member Entity (as defined below), Boeing, the Embraer Member Entity and Embraer, on January 24, 2019 (the “Contribution Agreement”), Embraer or the Embraer Member Entity will hold 51% and Boeing or a subsidiary of Boeing (the “Boeing Member Entity”) will hold 49% of the capital stock of EB Defense, LLC, in accordance with the Amended and Restated Limited Liability Company Agreement, to be entered into and become effective upon the closing of the Transaction.

The foregoing description is only a summary of certain provisions of the Contribution Agreement and is qualified in its entirety by reference to the terms and conditions of the Contribution Agreement disclosed as Annex V to the Manual and Management’s Proposal for the Extraordinary Meeting held on February 26, 2019, available at the IPE Module of the Sistema Empresas.NET, under “Manual and Management’s Proposal for Meetings.”

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

The Amended and Restated Limited Liability Company Agreement will set forth the main terms that will govern the governance of KC-390 JV, including the following: (i) the KC-390 NewCo’s board of directors will be comprised of five members and the Embraer Member Entity will have the right to appoint four members (including the chairperson; and one of the directors appointed by Embraer Member Entity will be a designee of the Brazilian Air Force – FAB), and the Boeing Member Entity will have the right to appoint one member, (ii) the chief executive officer will be appointed by the Embraer Member Entity, and the chief financial officer will be appointed by the Boeing Member Entity; and (iii) certain matters will be subject to unanimous approval by the board of directors or by the members of the KC-390 NewCo.

Boeing, or the Boeing Member Entity and Embraer or the Embraer Member Entity will make contributions to the KC-390 NewCo in cash and in assets. Also, in order to enable the conclusion of the KC-390 JV transaction, the relevant parties will enter into the KC-390 JV Operational Agreements.

Corporate Structure

As of the date hereof, Embraer’s simplified corporate structure is set forth in the chart below:

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Immediately after the closing of the Transaction, the simplified corporate structures of Embraer, Commercial Aviation NewCo and KC-390 NewCo are set forth in the charts below:

(c)    Unusual Events or Transactions

During the first semester of 2018, the 001 prototype under the KC-390 development agreement had an incident that unusually affected the testing campaign for the aircraft certification. This non-recurring event adversely affected total estimated costs for conclusion and the recognition of revenue from the development agreement, with an accumulated negative adjustment recorded as gross profit in the amount of R$458.7 million in the statements of income for the year.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

10.4	– Significant Changes to Accounting Standards – Qualifications and Emphasis in the Auditor’s Report

(a)    Significant Changes to Accounting Standards

The annual financial statements of the year ended December 31, 2018 include the first year of adoption of IFRS 9/ CPC 48 – Financial Instruments, IFRS 15/CPC 47 – Revenue from Contracts with Customers, and IFRIC 22/ ICPC 21 – Foreign Currency Transactions.

The effects of the adoption of IFRS 9/CPC 48 – Financial Instruments and IFRS 15/CPC 47 – Revenue from Contracts with Customers are presented retrospectively as of January 1, 2016 in the set of financial statements for the year ended December 31, 2018, which also includes the restated comparative periods for the year ended December 31, 2017.

In relation to IFRS 15/CPC 47, the Company decided to use the practical expedients provided by IFRS 15/CPC 47 – Revenue from Contracts with Customers, set forth in items C5 (a) (ii) and C5 (d), which are transcribed below:

“C5.	An entity may use one or more of the following practical expedients when applying IFRS 15 retrospectively under IFRS 15.C3(a):

(a)	For completed contracts, an entity need not restate contracts that:

(i)	begin and end within the same annual reporting period;

(ii)	are completed contracts at the beginning of the earliest period presented;

(b)

For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.”

Finally, for the adoption of IFRIC 22/ ICPC 21, the Company decided to make a prospective transition, i.e., the balances of advances, including the amount of principal and respective accumulated exchange rate variation as of December 31, 2017, are deemed as the initial balances of advances, and December 31, 2017 is deemed as the transaction date.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

(b)    Significant Effects of the Changes to Accounting Practices

The effects to the retrospective adoption of IFRS 9/ CPC 48 – Financial Instruments and IFRS 15/CPC 47 – Revenue from Contracts with Customers are presented below:

	Parent Company					Consolidated
As of December 31, 2017	Published balance sheet	IFRS 15/ CPC 47 adjustments	IFRS 9/ CPC 48 adjustments	Others	Restated balance sheet	Published balance sheet	IFRS 15/ CPC 47 adjustments	IFRS 9/ CPC 48 adjustments	Restated balance sheet
Financial investments	6,591,628	—	1,827	—	6,593,455	7,825,304		1,827	7,827,131
Trade accounts receivable from customers, net	744,181	(365,099)	(6,462)	—	372,620	2,372,236	(1,431,465)	41,671	982,442
Contract assets	—	401,178	—	—	401,178	—	1,480,250		1,480,250
Trade accounts receivable from subsidiaries	1,250,940	—	(50,444)	—	1,200,496	—	—	—	—
Other current assets	7,793,784	—	—	—	7,793,784	13,129,352	—	—	13,129,352
Current assets	16,380,533	36,079	(55,079)	—	16,361,533	23,326,892	48,785	43,498	23,419,175
Financial investments	565,567	—	(2,038)	—	563,529	831,372		(290)	831,082
Trade accounts receivable from subsidiaries	486,052	—	(143,209)	(107,814)	235,029	—	—	—	—
Deferred income tax and social contribution	—	—	—	—	—	9,371	42,755	(7,835)	44,291
Other assets	326,808	—	—	107,814	434,622	401,543	—	—	401,543
Investments	6,257,484	(17,437)	227,209	—	6,467,256	18,387	—	—	18,387
Other non-current assets	10,515,427	—	—	—	10,515,427	14,897,341	—	—	14,897,341
Non-current assets	18,151,338	(17,437)	81,962	—	18,215,863	16,158,014	42,755	(8,125)	16,192,644

Total assets	34,531,871	18,642	26,883	—	34,577,396	39,484,906	91,540	35,373	39,611,819

Contract liabilities	—	2,254,695	—	—	2,254,695	—	3,311,702	—	3,311,702
Advances from customers	1,852,223	(1,852,223)	—	—	—	2,643,789	(2,643,789)		—
Provisions	368,989	(25,891)	—	—	343,098	467,506	(57,152)	—	410,354
Unearned income	351,908	(351,908)	—	—	—	542,657	(542,657)	—	—
Other current liabilities	5,100,052	—	—	—	5,100,052	5,550,852	—	—	5,550,852
Current liabilities	7,673,172	24,673	—	—	7,697,845	9,204,804	68,104	—	9,272,908
Contract liabilities	—	403,009	—	—	403,009	—	415,249	—	415,249
Advances from customers	331,967	(331,967)	—	—	—	344,207	(344,207)	—	—
Deferred income tax and social contribution	820,541	(13,791)	(2,269)	—	804,481	831,440	15,840	6,057	853,337
Unearned income	221,104	(19,073)	—	—	202,031	322,406	(19,073)	—	303,333
Other non-current liabilities	12,025,790	—	—	—	12,025,790	14,947,483	—	—	14,947,483
Non-current liabilities	13,399,402	38,178	(2,269)	—	13,435,311	16,445,536	67,809	6,057	16,519,402
Shareholders’ equity	13,459,297	(44,209)	29,152	—	13,444,240	13,834,566	(44,373)	29,316	13,819,509

Total liabilities and shareholders’ equity	34,531,871	18,642	26,883	—	34,577,396	39,484,906	91,540	35,373	39,611,819

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

	Parent Company					Consolidated
As of January 1, 2017	Published balance sheet	IFRS 15/ CPC 47 adjustments	IFRS 9/ CPC 48 adjustments	Others	Restated balance sheet	Published balance sheet	IFRS 15/ CPC 47 adjustments	IFRS 9/ CPC 48 adjustments	Restated balance sheet
Financial investments	5,100,157	—	141	—	5,100,298	5,786,574		141	5,786,715
Trade accounts receivable from customers, net	531,878	(137,137)	(5,158)	—	389,583	2,168,734	(1,125,128)	54,052	1,097,658
Contract assets	—	196,187	—	—	196,187	—	1,207,691	—	1,207,691
Trade accounts receivable from subsidiaries	2,355,756	—	—	(349,515)	2,006,241	—	—	—	—
Other assets	437,946	—	—	349,515	787,461	1,139,717	—	—	1,139,717
Other current assets	7,757,380	—	—	—	7,757,380	13,007,123	—	—	13,007,123
Current assets	16,183,117	59,050	(5,017)	—	16,237,150	22,102,148	82,563	54,193	22,238,904
Financial investments	166,611	—	—	—	166,611	548,234		15,815	564,049
Deferred income tax and social contribution	—	—	—	—	—	11,021	34,855	(7,983)	37,893
Trade accounts receivable from subsidiaries	1,195,354	—	(111,832)	(851,967)	231,555	—	—	—	—
Investments	5,808,954	(57,543)	166,818	—	5,918,229	12,725	—	—	12,725
Other assets	434,935	—	—	851,967	1,286,902	510,753	—	—	510,753
Other non-current assets	9,866,843	—	—	—	9,866,843	14,831,790	—	—	14,831,790
Non-current assets	17,472,697	(57,543)	54,986	—	17,470,140	15,914,523	34,855	7,832	15,957,210

Total assets	33,655,814	1,507	49,969	—	33,707,290	38,016,671	117,418	62,025	38,196,114

Contract liabilities	—	2,102,991	—	—	2,102,991	—	3,541,838	—	3,541,838
Advances from customers	1,684,104	(1,684,104)	—	—	—	2,334,770	(2,334,770)		—
Provisions	358,654	(25,168)	—	—	333,486	442,556	(39,203)	—	403,353
Unearned income	356,311	(356,311)	—	—	—	1,015,267	(1,015,267)		—
Other current liabilities	6,338,620	—	—	—	6,338,620	6,574,656	—	—	6,574,656
Current liabilities	8,737,689	37,408	—	—	8,775,097	10,367,249	152,598	—	10,519,847
Contract liabilities	—	510,729	—	—	510,729	—	514,858	—	514,858
Advances from customers	451,645	(451,645)	—	—	—	455,774	(455,774)	—	—
Deferred income tax and social contribution	814,598	(4,904)	(1,706)	—	807,988	858,060	(4,183)	10,351	864,228
Unearned income	279,723	(23,016)	—	—	256,707	371,254	(23,019)	—	348,235
Other non-current liabilities	10,828,559	—	—	—	10,828,559	13,119,476	—	—	13,119,476
Non-current liabilities	12,374,525	31,164	(1,706)	—	12,403,983	14,804,564	31,882	10,351	14,846,797
Shareholders’ equity	12,543,600	(67,065)	51,675	—	12,528,210	12,844,858	(67,062)	51,674	12,829,470

Total liabilities and shareholders’ equity	33,655,814	1,507	49,969	—	33,707,290	38,016,671	117,418	62,025	38,196,114

	Parent Company				Consolidated
For the year ended December 31, 2017	Published balance sheet	IFRS 15/CPC 47 adjustments	IFRS 9/CPC 48 adjustments	Restated balance sheet	Published balance sheet	IFRS 15/CPC 47 adjustments	IFRS 9/CPC 48 adjustments	Restated balance sheet
Net revenue	13,180,886	(723)	—	13,180,163	18,713,045	63,041	—	18,776,086
Cost of sales and services	(10,697,444)	23,440	—	(10,674,004)	(15,291,675)	29,178	—	(15,262,497)
Gross Profit	2,483,442	22,717	—	2,506,159	3,421,370	92,219	—	3,513,589
Operating profit	(1,681,905)	8,812	14,977	(1,658,116)	(2,361,786)	(40,333)	(12,979)	(2,415,098)
Operating income (expense), net	801,537	31,529	14,977	848,043	1,059,584	51,886	(12,979)	1,098,491
Financial income (expense), net	(26,799)	—	(622)	(27,421)	(133,261)	—	23,346	(109,915)
Profit (loss) before taxes on income	774,738	31,529	14,355	820,622	926,323	51,886	10,367	988,576
Income tax and social contribution	21,050	8,417	610	30,077	(78,947)	(11,941)	4,599	(86,289)

Net income (loss) for the period	795,788	39,946	14,965	850,699	847,376	39,945	14,966	902,287

Attributable to:
Owners of Embraer	—	—	—	—	795,788	39,945	14,966	850,699
Non-controlling interest	—	–	—	—	51,588	—	—	51,588
Retained earnings (loss) per share (R$)
Basic	1.0838			1.1586	1.0838			1.1586
Diluted	1.0830			1.1577	1.0830			1.1577

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

In addition to the reclassifications and adjustments made in previous periods, resulted from the adoption of new accounting standards, the Company reclassified its loans with subsidiaries in the individual financial statements from “accounts receivable from subsidiaries” to “other assets” to improve the presentation of the nature of these transactions in the Company’s balance sheet. Accordingly, R$107,814 and R$1,201,481 were reclassified between December 31, 2017 and January 1, 2017, respectively. However, such reclassification did not affect the result for the respective year and/or changed the current and non-current components of such balance sheet.

(c)    Qualifications and Emphasis in the Auditor’s Report

Commentary on the independent auditor’s report for the years ended December 31, 2018, 2017 and 2016

The independent auditor’s report included in the Company’s financial statements for the years ended December 31, 2018, 2017 and 2016 did not have any qualifications or emphasis of matter paragraphs.

10.5 Critical Accounting Policies

The Company is required to use estimates to measure certain transactions. The use of estimates is always associated with judgment and subjective perceptions, for which reason the company identifies its main estimates in its financial statements. The Management of the Company understands that certain variables and assumptions used in its estimates may affect its financial statements and, accordingly, the Company highlights its critical accounting policies in the paragraphs below.

Revenue from Contracts with Customers

In the Defense & Security segment, a significant portion of revenue is derived from development agreements pursuant to which the control over products and services is transferred to customers (the Brazilian government and foreign governments) over time, applying the incurred cost method, based on accumulated incurred costs divided by total estimated costs to measure progress to completion. During the performance of the agreement, the Company assesses incurred costs and, if required, total estimated costs to completion are adjusted to reflect the cost variations in relation to projected costs, changes in circumstances and/or new events, such as contractual amendments. Any increase or decrease in revenue and estimated costs to completion are cumulatively recognized in the statements of income for the reporting period in which the circumstances that generated the review were identified. The Management of the Company understands that an inadequate projection of the costs in these agreements may cause distortions in the measurement of the respective revenues.

Residual Value Guarantees

Residual value guarantees granted on new aircraft sales may be exercised at the end of the financing contract between a financial agent and the customer/operator of the aircraft. At the time of grant, guarantees are measured at fair value and revised quarterly to reflect any losses due to the fair value of these commitments. The residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. The future fair value is estimated in accordance with third party evaluation of the aircraft, including information obtained from the sale or leasing of similar aircraft on the secondary market. The Management of the Company believes that the engagement of a qualified third party not only represents an assessment made by an independent source, but also is the best way to estimate any exposure to residual value guarantees.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Impairment of Non-current Assets

The impairment test considers our medium and long-term strategic plan, brought to present value at the weighted average cost of capital, or WACC, rate compatible with the market and that reflects the shareholders expectations of return. In preparing or using this information, the Company uses estimates, as follows:

(a)

Gross expected cash flow – management projects inflows and outflows based on past performance taking into account its business strategy and market development expectations. These projections also take into account the efficiency gains planned for the product cycle.

(b)	Growth rates – the growth rates were reflected in the revenue flow budgeted by the Company, consistent with the forecasts included in industry reports;

(c)	Discount rates – a WACC discount rate that reflects the expected return of investors is used at the time the calculation is made. This rate is also compared with the market to confirm its consistency.

Impairment of aircraft held in our fixed assets available for leasing to third parties is measured at the fair value less cost to sell, not value-in-use. Assessment of the recoverable value of the aircraft takes into account assessment of their fair value in an active market and recognition of impairment if their carrying value is lower than the fair value.

The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows, which represent the Company’s best estimate approved by management. Accordingly, Management understands that the impairment test uses future information based on best estimates and, therefore, any impairment adjustment is adequately assessed.

Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods using assumptions based on market conditions at the end of each reporting period. The methods and calculations are the same as known techniques normally used by the financial market, therefore adequately reflecting the fair value of financial instruments.

Income Tax and Social Contribution

The Company is subject to income taxes in multiple jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. We also recognize liabilities based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact the current and deferred income tax assets and liabilities in the period in which the final amount is determined. The Management of the Company considers that the judgment used by its experts in the determination of these provisions is adequate.

The book value amounts included in the financial statements of the Company are assessed in the functional currency (U.S. dollar), while the calculation basis of income tax on assets and liabilities is calculated in Brazilian currency (Real). Therefore, fluctuations in exchange rates may significantly affect the amount of deferred income tax and social contribution expenses recorded in each period, primarily due to the impact on non-monetary assets.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Asset Held for Sale and Discontinued Operation

A discontinued operation is a Company’s business component which comprises operations and cash flows that may be clearly distinct and:

•	Represents a separate major line of business or geographic area of operations;

•	Is part of a coordinated single plan for the sale of a separate major line of business or geographic area of operations; or

•	Is a subsidiary acquired exclusively with a view to resale.

The classification of a Company’s operation as discontinued operation is achieved through its disposal, or at the time the transaction meets the criteria of IFRS 5/CPC 31 to have its assets and liabilities classified as held for sale, whichever occurs earlier.

An asset or group of assets and liabilities is held for sale when it is expected that its carrying amount will be recovered mainly from the sale transaction rather than continuous use. This occurs if the asset is available for immediate sale under its current conditions, subject only to customary and usual terms for the conclusion of the transaction, when the sale transaction is defined as ‘highly probable’ under the accounting standard.

The transaction initiated by the Company and Boeing involving assets of the Commercial Aviation segment and associated services will be classified as held for sale and discontinued operation as of February 26, 2019, date of approval by shareholders at the Extraordinary Shareholders’ Meeting, when the ‘highly probable’ criteria is met.

The Company understands that on the base date December 31, 2018, the criteria of classification as asset held for sale and discontinued operation was not met.

10.6	– Material Items not Included in the Financial Statements (off-balance sheet items)

(a)    Assets and liabilities directly or indirectly held by the company that are not included in its balance sheet (off-balance sheet items), such as (i) operating lease-purchase agreements, assets and liabilities, (ii) written-off portfolios of receivables, in which the entity maintains its risks and responsibilities, indicating the respective liabilities, (iii) agreements for the future purchase and sale of products or services, (iv) unfinished construction agreements and (v) agreements for future financing disbursements

As described in note 35 to the financial statements for the year ended December 31, 2018, the Company enters into certain off-balance sheet arrangements, in the ordinary course of business, including trade-in obligations, operating leases and financial and residual value guarantees, as follows:

Trade-in obligations

The Company is subject to trade-in options for eight aircraft. The key condition in any trade-in transaction is the acquisition of new aircraft by the respective customers, i.e., the execution of a new aircraft sales agreement and aircraft delivery. The exercise of the trade-in option is subject to the fulfillment of contractual provisions by the customer. Under these options, the price of the good given as payment may be applied to the purchase price of a more updated new model manufactured by the Company. The Company continues to monitor all trade-in commitments to anticipate adverse events. Based on the current estimates of the Company and the assessment of third parties, Management believes that any aircraft potentially accepted under a trade-in option may be sold in the market without any material gains or losses.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Operating Lease

The operating leases of the Company refer to telephony and IT equipment, land and facilities, machinery and vehicles, totaling R$28,205 as of December 31, 2018 (R$36,449 as of December 31, 2017). These leases expire on different dates until 2044.

As of December 31, 2018, the Company had operating lease-purchase agreements whose payments will occur as set forth in the table below:

Year	Parent Company	Consolidated
2019	1,937	20,921
2020	–	17,317
2021	–	15,462
2022	–	13,526
After 2022	–	57,006

	1,937	124,232

Financial Guarantees

The Company provides guarantees in the financing of aircraft. The guarantee is provided to the financing agent and, in the event the customer fails to repay the financing, the Company incurs the first losses, limited to a percentage of the previously agreed outstanding balance. These guarantees are not recorded in the books of the Company until a significant event occurs, such as reorganization or judicial recovery filing of a customer.

The Company provides residual value guarantees that usually assure, within a certain period, that the aircraft will have a market residual value based on its original sales price, subject to a limitation (cap). Upon exercise by a purchaser of its residual value guarantee, the Company bears the difference between the guaranteed residual value and the market value of the aircraft, if any. This monitoring is conducted monthly and if an exposure is identified, the Company establishes a provision.

The table below sets forth quantitative data regarding guarantees the Company renders to third parties. The maximum potential payment (off-balance sheet exposure) represents the worst-case scenario and does not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees.

	December 31, 2018	December 31, 2017
Maximum amount of financial guarantees	257,911	356,110
Maximum amount of residual value guarantees	980,770	884,510
Mutually excluding exposure(i)	(104,364)	(96,058)
Provisions and obligations recorded (Note 23)	(531,068)	(417,242)

Off-balance sheet exposure	603,249	727,320

Estimated performance bond and collateralized assets	688,277	883,061

(i)

when an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Backlog

The Company has a backlog, whose performance obligations are unmet or partially met. The amount of revenue allocated to unmet or partially met performance obligations, as of December 31, 2018, totaled R$63,161.327, of which R$49,473.251 must be realized in the next five years, based on Company’s estimates.

The Company recognizes revenue in its accounting record when (or to the extent that) the performance of an obligation is accomplished by transferring the promised good or service (i.e., an asset) promised to the customer. The asset is transferred when (or to the extent that) the customer obtains control over this asset.

(b)    Others Items not included in the Financial Statements

There are no other items that were not included in the financial statements.

10.7	– Comments on Off-balance Sheet Items

We present below information related to the items mentioned in Item 10.6 of this Company’s Brazilian Annual Report (Formulário de Referência), as well as Management’s evaluation on the effects of those off-balance sheet items in the Company’s financial statements.

(a)    How these items change or may change revenue, expenses, operating income (expense), financial expense or other items of the financial statements of the company

Trade-in obligations

Regarding trade-in options, the Company may have to exceptionally accept exchanges at prices that may be above the market price of the aircraft at the time of the exchange, which would result in financial losses to the Company. In this case, the loss is calculated as the market value of the used aircraft given in exchange for a new one less the amount attributed in the negotiation with the customer. The loss is recognized as a deduction from the sales revenue of the new aircraft as a commercial discount. The Company continues to monitor all trade-in commitments to anticipate adverse events. Based on the current estimates of the Company and assessment of third-party, Management believes that any aircraft potentially accepted under a trade-in option may be sold in the market without any material gains or losses.

Operating Leases

Because the essence of these lease agreements refers to a mere lease under which assets are not purchased, the respective payment flows are not represented in the balance sheet of the Company, except in the period in which the service (lease) was offered, following the matching principle. Payments made under operating leases are appropriated to the result through the straight-line method during the period of the lease, according to its nature.

Guarantees

The Company may provide residual value guarantees in the future related to aircraft sold, which guarantees may be exercised at the end of the financing agreement entered into between a financial agent and the customer/operator of the aircraft. At the time guarantees are granted, they are measured at fair value and quarterly reviewed to reflect any losses due to the fair value of these obligations, and are recorded as a financial expense of the Company because they are derivative instruments. Residual value guarantees may be exercised if the quoted market value is lower than the guaranteed fair value. Future fair value is estimated based on aircraft valuations issued by third parties, including information obtained from the sale or lease of similar aircraft in the secondary market.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

The Company may provide financial guarantees in the future related to aircraft sold. The guarantee is granted at fair value; the respective amount is recorded as a deduction from sales and subsequently recognized as sales revenue during the term of the granted guarantee. The Company monitors the credit condition of the borrower and, if any event occurs affecting the credit condition of the borrower or negotiation, the exposure is recalculated taking into account the best estimate at the time in which the payments are probable to occur and may be reliably estimated; the exposure is then recognized as a provision against operating income (expense). When an agreement on the payment of these guarantees is executed, the estimated amounts are reclassified to trade accounts payable.

The exposure of the Company is reduced because, in order to benefit from the guarantee, the guaranteed party must return the underlying asset in specific conditions of use.

(b)    Nature and purpose of the transaction

For a description of the nature and purpose of each transaction, see item 10.6(a) of this Company’s Brazilian Annual Report (Formulário de Referência).

(c)    Nature and amount of obligations assumed and rights created in favor of the issuer as a result of the transaction

For a description of the amount of obligations assumed and rights created in favor of the Company as a result of off-balance sheet transactions, see item 10.6(a) of this Company’s Brazilian Annual Report (Formulário de Referência).

10.8 – Business Plan

(a)    Investments

(i)    Quantitative and Qualitative Description of Ongoing and Expected Investments

The main investments in the recent years were devoted to Commercial Aviation and Executive Jets, as investments in the Defense & Security segment are generally paid by the Brazilian government, which requests the development of projects.

In the Commercial Aviation segment, we highlight the development of the E-2 jets, second generation of the E-Jets family, consisting of the E175-E2, E190-E2 and E195-E2 models, which were launched in June 2013. The first E190-E2 model, sold to a Norwegian customer, i.e., Wideroe, commenced operations in Abril 2018. The estimated investment amount for the E-Jets family is US$1.7 billion, net of contribution from partners.

In the Executive Jets segment, investments in Legacy 450/500 jets were completed in 2018, in the total approximate amount of US$840 million. In October 2018, the Company launched the new Praetor 500 and Praetor 600 executive jets, midsize and super-midsize jets that are more innovative and technologically advanced. The Praetor 600 must be certified and is expected to commence operations in the second quarter of 2019, followed by Praetor 500, scheduled for the third quarter of 2019. The Praetor 600 and 500 jets stem from the platform of Legacy 500/450 jets. Most of the investments of the Company are related to the development of the E2 commercial jet family. The table below sets forth the investments in research and development (R&D) and Capex of the Company, in 2018, 2017 and 2016.

	2018		2017		2016
US$ million	Projection	Realized	Projection	Realized	Projection	Realized
R&D	350	211	450	434	375	429
Capex	200	94	200	176	275	201
Total	550	305	650	610	650	630

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

(ii)    Sources of Funds for Investments

Investments consist primarily of expenses associated with the development of aircraft for the commercial and executive aviation markets and investments in industrial capacity in Brazil and abroad. Generally, these investments are supported by funds derived from operations; loans and financing, primarily from government financing agencies, such as BNDES and FINEP; cash contributions from risk-sharing partners, and advances from customers.

In 2018, the Company did not make any significant use of any of the sources of funds mentioned above.

In 2017, Embraer Netherlands Finance B. V., a subsidiary of the Company, issued US$750.0 million guaranteed notes, to meet general corporate purposes.

In 2016, Embraer Portugal S.A., a subsidiary of the Company, entered into a credit facility with Santander Totta in the amount of US$200.0 million to fund the acquisition of fixed assets and working capital.

(iii)    Material Ongoing and Expected Divestments

The Company does not have material ongoing or expected divestments.

(b)    Provided it has been disclosed, indicate the purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the company.

There has been no purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the Company.

(c)    New products and services, indicating (i) a description of ongoing research that has already been disclosed, (ii) total amounts invested by the company in research for the development of new products or services, (iii) ongoing projects that have already been disclosed; and (iv) total amounts invested by the company in the development of new products or services

Based on its business plans and monitoring of the global technological scenario, Embraer sets forth a technological development plan aiming to investigate and develop solutions for the main challenges facing the Brazilian aeronautic industry in the coming years in connection with design, development, production and commercialization of aircraft, in order to remain competitive. These preparatory efforts to apply advanced technologies will make aircraft lighter, quieter, more comfortable and efficient in terms of consumption of energy and emissions, and will decrease the time required to design and manufacture aircraft, while optimizing resources.

In order to expand the reach of the results and minimize the risks of developments, the Company’s pre-competitive research and development strategy is structured as a program whose key competences are not only the ability to manage and execute multidisciplinary projects, but also to maintain and coordinate a network of development partners, integrating several institutions (universities, research institutes, development institutions and companies).

In 2018, the Company’s total investments amounted to US$304.6 million, of which US$164.8 million was earmarked for product development, net of contribution from partners; US$46.1 million for research; and US$93.7 million for capital expenditures. It is important to mention that the capital expenditures amount described above excludes expenses related to equipment and property, plant and equipment, which totaled US$4.1 million, and primarily consist of programs in the Defense & Security segment. These expenses are taken into account based on the terms and conditions of the relevant agreements and, consequently, are not part of the estimated capital expenditures of the Company.

The Company’s investments are financed from its own resources and from third-parties.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

10.9. Others Material Factors

It is recommended that the company discloses, in this item, information about expenses with advertisement, sponsorships, partnerships and agreements (convênios), as well as the criteria used to allocate funds to these expenses.

In 2018, the Company’s advertising expenses totaled approximately R$100 million, of which the majority of the expenses are for fairs and exhibitions, advertisement campaigns and other promotional activities. Business areas request these expenses annually and are submitted to management for approval, in order to enable the marketing efforts of products and services.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Annex II – Opinion and Report of the Audit and Risks Committee

(Report for purposes of item VI of Section 31-D of CVM Instruction No. 308/99, as included by CVM Instruction No. 509/11 and Opinion in compliance with item III of the Sole Paragraph of Section 9 of CVM Instruction No. 481/09)

Opinion and Report of the Audit and Risks Committee

In accordance with the provisions of its Internal Rules, the Audit and Risks Committee (internally known as Audit, Risks and Ethic Committee (“Committee”) of Embraer S.A. (“Embraer” or “Company”) advises the Board of Directors focused on the following issues:

(a)

monitoring and evaluation of business risks, of an operational, marketing, public image, corporate, financial, or legal nature of the markets managed by the Company, through the diagnosis of the risk sources of the activities of the Company;

(b)	evaluation of the adequacy of the risk assessment models mentioned above, as well as the conformity and validation tests of the models used;

(c)	analysis and opinion on the guidelines and policies of risk management, especially to estimate the financial impact from unexpected losses in normal and stress-related situations;

(d)	analysis and opinion on the managerial and accounting information published to the public and regulatory bodies regarding the Company’s risk profile and control;

(e)	assessment of the adequacy of human and financial resources for the risk management of the organization;

(f)

implementation, dissemination, revision, updating and performance of training in compliance with the Code of Ethics and Conduct of the Company as well as the Company’s Helpline (through which we receive complaints); and

(g)

conducting investigations and proposing corrective measures related to the infractions to the Code of Ethics and Conduct of the Company, delegating certain activities to the Committee of Ethics and Conduct.

In addition, the Committee exercises the functions of (i) Audit Committee for the purposes of US law, especially the Sarbanes-Oxley Act, (ii) Statutory Audit Committee under the terms of Instruction 509, of November 16, 2011 (“CVM Instruction 509”), of the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM), and of (iii) Ethics and Conduct Committee.

The functions of the Committee are carried out on the basis of the information received from the Board, external auditors, internal audit and those responsible for the risk management and internal controls and for the preparation of financial statements.

The audit committee financial expert, under the terms of the Internal Statute Committee and the applicable regulations, is Mr. Sergio Eraldo de Salles Pinto.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Committee’s Activities in 2018

The Committee met seven times between February 23 and November 29, 2018 in order to discuss matters under its authority, as mentioned below.

1.     System of Internal Controls and Risk Management

During 2018 the Committee evaluated, in meetings with the Risks and Internal Controls Management, aspects related to Embraer’s risk management and control.

The Committee, based on the information brought to its attention, registers as positive the efforts being made with the purpose to guarantee the effectiveness of the systems of internal control and risk management of the Company.

2.     External Audit

The Committee maintains a channel of periodic communication with the external auditors in order to discussion the results of projects and relevant accounting aspects, in a manner that allows its members to form their opinion on the Company’s financial statements. In 2018, the Committee met with the Company’s external auditors on four occasions.

The Committee evaluates the quantity and quality of the information provided by the independent auditors, Pricewaterhousecoopers, as satisfactory.

The Committee monitored the activities of the independent external audit with the goal of evaluating its independency, as well as the quality and adequacy of the services provided to the Company.

3.     Internal Audit

The Committee monitored the audit process carried out by the Internal Auditing Board of Executive Officers, by holding periodic meetings and receiving approval of the planning of its projects in respect to 2018 and of the monitoring of its execution.

The Committee positively evaluates the coverage and quality of the work carried out by the Internal Audit Board of Executive Officers. The results of these works, presented at the Committee meetings, did not bring to the Committee’s attention the existence of risks that could significantly affect the sustainability of the Company.

4.    Compliance

The Company monitored, in meetings with the Compliance Board of Executive Officers, the improvement and evolution of the Embraer Enhanced Compliance Program. This long-term project covers the re-examination of all the aspects of the compliance systems and, where appropriate, its improvement and complementation.

Among the compliance matters addressed by the Committee in 2018, in addition to the work of the external monitoring, the following matters are worth mentioning: the reevaluation of the compliance policies and procedures, the communication campaign and the reports from Company’s Helpline (through which we receive complaints) in the view of the reports for the last few years and the respective disciplinary measures adopted.

Additionally, the Company monitored export control risk activities, which included the implementation of improvements in the segregation of controlled technical information, control of third parties with access to information techniques and management of controlled information.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

5.    FCPA Investigation

Since 2012 the Committee has been responsible for the coordination of the internal FCPA investigation, started in 2010, that resulted in the execution of agreements with North-american authorities (United States Department of Justice – DOJ and Securities and Exchange Commission – SEC) and also Brazilian authorities (Federal Prosecution Office – MPF and Brazilian Exchange Commission – CVM) in 2016. As part of the agreements, the Company agreed to appoint an external and independent monitor, for three years starting in the beginning of 2017, to accompany the fulfillment of the terms of the agreement.

Subsequent to the execution of the agreements, the Committee acted on the recommendation of external monitors for the DOJ, which resulted in the selection of one of the nominees, Attorney Alex Rene, from the law firm Ropes & Gray.

The matters related to the investigation and to the execution of the agreements were presented by the Board of Executive Officers and discussed with the Committee in all of the regular meetings held in 2018. In particular, the Committee monitored, analyzed, and recommended of the work related to agreements to be entered into in other countries as well as the progress of the class action lawsuit filed against the Company in the United States, the latter extinct and archived during 2018.

6.    Consolidated and Individual Financial Statements

The Committee analyzed the procedures that involve the process of preparing the individual and consolidated financial statements of the Company and their respective notes. To that effect, the Committee discussed the information regarding 2018 with PricewaterhouseCoopers and the Company’s officers, on a quarterly basis. The internal controls of the Company were thoroughly examined, as well as relevant accounting practices utilized by Embraer in the preparation of the financial statements. It has been verified that they are in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS).

7.    Recommendations

Throughout 2018, the Committee periodically reported to the Board of Directors regarding the progress of its projects, stating its opinions and making recommendations on varying subjects within the scope of its competency.

8.    Opinion on the Consolidated Financial Statements for the year ended December 31, 2018

The Committee recommends the approval of Embraer’s consolidated financial statements for the year ended December 31, 2018 by the Board of Directors.

São José dos Campos, February 25, 2019

Sergio Eraldo de Salles Pinto

Coordinator of the Audit and Risks Committee

Israel Vainboim

Member of the Audit and Risks Committee

João Cox Neto

Member of the Audit and Risks Committee

Raul Calfat

Member of the Audit and Risks Committee

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Annex III – Information about the Candidates for the Board of Directors

(Items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência) as per CVM Instruction No. 480/09)

BOARD OF DIRECTORS

12.5 – Composition and professional experience of the management:

Information regarding the candidates on the ticket proposed for the Board of Directors:

Name	Date of Birth	Management Body	Date of election	Term of office	Independent member[1]
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Alexandre Gonçalves Silva	March 6,1945	Board of Directors	April 22, 2019	2 years	Yes
022.153.817-87	Engineer	Chairman of the Board of Directors	April 22, 2019	No	5
Member of the Strategies Committee and the Human Resources Committees (internally referred to as Personnel and Governance Committee)

Main professional experience in the last five years:

Embraer S.A.: Chairman of the Board of Directors since 2011

Company’s main business activity: Aeronautics.

Fibria: Member of the Board of Directors from 2010 to January 2019.

Company’s main business activity: Cellulose.

Companhia Nitroquimica do Brasil: Member of the Board of Directors since 2012.

Company’s main business activity: Chemistry.

Votorantim Cimentos: Member of the Board of Directors since 2016.

Company’s main business activity: Civil Construction.

Grupo ULTRA: Member of the Board of Directors since 2015.

Company’s main business activity: Energy.

Tecsis: Member of the Board of Directors from 2014 to 2016.

Company’s main business activity: Industry-Energy.

Alupar: Member of the Board of Directors from 2007 to 2014.

Company’s main business activity: Energy.

Management titles held in other companies or third sector organizations: American Chamber of Commerce – AMCHAM (Câmara de Comércio Americana) as a Member of the Board of Directors since 2003.

Education: Mr. Alexandre Gonçalves Silva holds a Mechanical Engineering degree from the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ).

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Alexandre Gonçalves Silva declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

[1]	The Company adopts the criteria set forth in the Novo Mercado Listing Rules to determine if a member is considered independent.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Sergio Eraldo de Salles Pinto	September 24, 1964	Board of Directors	April 22, 2019	2 years	Yes
317.309.901-00	Economist and Electric Engineer	Vice Chairman of the Board of Directors	April 22, 2019	No	6
Coordinator of the Audit and Risks Committee (internally referred to as Audit, Risk and Ethic Committee) and member of the Human Resources Committee (internally referred to as Personnel and Governance Committee)

Main professional experience in the last five years:

Embraer S.A.: Member of the Board of Directors since 2009.

Company’s main business activity: Aeronautics.

CIA BOZANO: President since 2011.

Company’s main business activity: Holding company.

Bozano Investimentos Gestora de Recursos: President, from 2013 to 2016 and Chairman of the Board of Directors, from 2016 to 2018.

Company’s main business activity: Financial.

Votorantim S.A.: Member of the Board of Directors, from January 2016 to 2017.

Company’s main business activity: Industrial and Financial.

Azul Linhas Aéreas: Member of the Board of Directors, since 2008.

Company’s main business activity: Airline Company.

Ouro Preto Óleo e Gás: Member of the Board of Directors, from 2013 to 2016 and Vice President of the Board of Directors, since 2016.

Company’s main business activity: Oil and Gas.

Management titles held in other companies or third sector organizations: None.

Education: Mr. Sergio Eraldo de Salles Pinto holds a bachelor degree in Electrical Engineering from the University of Brasília (Universidade de Brasília—UnB), where he graduated in 1985; and a degree in Economics from the Center of Unified Teaching of Brasilia (Centro de Estudos Unificados de Brasília—CEUB) where he also graduated in 1985. He received his master’s degree in Economics from Fundação Getúlio Vargas – Rio de Janeiro (EPGE), where he graduated in 1987. He also received his master’s degree in Business Administration from the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ) in 2006.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Sergio Eraldo de Salles Pinto declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management Body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Israel Vainboim	June 1, 1944	Board of Directors	April 22, 2019	2 years	Yes
090.997.197-87	Engineer	Member of the Board of Directors	April 22, 2019	No	6
Coordinator of the Strategies Committee and member of the Audit and Risks Committee (internally referred to as Audit, Risk and Ethic Committee)

Main professional experience in the last five years:

Embraer S.A.: Member of the Board of Directors since 2009.

Company’s main business activity: Aeronautics.

Lojas Marisa: Member of the Board of Directors, from 2013 to 2014 and Chairman of the Board of Directors from 2014 to 2016.

Company’s main business activity: Retail.

Cia Iochpe-Maxion: Member of the Board of Directors since 2008.

Company’s main business activity: Automotive parts.

Hospital Albert Einstein: Chairman of the Fiscal Council since 2010.

Company’s main business activity: Hospital.

Itaú-Unibanco: Member of the Board of Directors from 2008 to April 2015.

Company’s main business activity: Banking.

Management titles held in other companies or third sector organizations: President of the Deliberation Council of the Brazil-Israel Chamber of Commerce (Câmara de Comércio Brasil-Israel), Member of the Deliberative Council of the Museum of Modern Art (Museu de Arte Moderna – MAM), Member of the Board of the Alfredo Volpi Modern Art Institute (Instituto Alfredo Volpi de Arte Moderna) and Member of the Board of the São Paulo Art Museum (Museu de Arte de São Paulo – MASP).

Education: Mr. Israel Vainboim holds a degree in Mechanical Engineering from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro - UFRJ), where he graduated in December 1966; he also has a master’s degree in Business Administration from Stanford University in California, United States, where he graduated in June 1969.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Israel Vainboim declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management Body	Date of election	Term of office	Independent member[2]
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
João Cox Neto	May 2, 1963	Board of Directors	April 22, 2019	2 years	Yes
239.577.781-15	Economist	Member of the Board of Directors	April 22, 2019	No	5
Coordinator of the Human Resources Committee (internally referred to as Personnel and Governance Committee) and member of the Audit and Risks Committee (internally referred to as Audit, Risk and Ethic Committee)

Main professional experience in the last five years:

Embraer S.A.: Member of the Board of Directors since 2011.

Company’s main business activity: Aeronautics.

Estácio Participações S.A.: Member of the Board of Directors from 2010 to 2018 and Chairman of the Board of Directors from 2016 to 2018.

Company’s main business activity: Education.

Linx S.A.: Member of the Board of Directors since 2015.

Company’s main business activity: Software.

OTP: Member of the Board of Directors from 2015 to 2018.

Company’s main business activity: Road, airport, and harbor concessions.

Braskem S.A.: Member of the Board of Directors since 2016.

Company’s main business activity: Manufacturing of petrochemical products.

Cox Investments & Advisory: Partner since 2005.

Company’s main business activity: Investments and consulting.

Petrobras S.A.: Member of the Board of Directors since 2019.

Company’s main business activity: Exploration and distribution of oil and derivatives.

Management titles held in other companies or third sector organizations: None.

Education: Mr. João Cox Neto holds a bachelor’s degree in Economics from the Federal University of Bahia (Universidade Federal Bahia), where he graduated in 1983; he also holds a post-graduate’s in economy from Université du Québec à Montreal and the College of Petroleum Studies of Oxford University.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. João Cox Neto declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

[2]	The Company adopts the criteria set forth in the Novo Mercado Listing Rules to determine if a member is considered independent.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management Body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Márcio de Souza	May 6, 1966	Board of Directors	April 22, 2019	2 years	Yes
844.274.347-20	Lawyer	Member of the Board of Directors	April 22, 2019	No	—
None.

Main professional experience in the last five years:

Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI: Administration Officer, with a term of office until May 31, 2022; Benefits Executive Management area, from December 2012 to May 2018.

Company’s main business activity: Pension Fund.

Management titles held in other companies or third sector organizations: None.

Education: Mr. Souza holds a law degree from the Catholic University of Petrópolis (Universidade Católica de Petrópolis – UCP), where he graduated in 1989; and obtained a master’s degree in Business Administration in Project Management from Fundação Getúlio Vargas (FGV) in 2009. Mr. Souza also obtained a specialization degree in Writ of Mandamus from the Catholic University of Petrópolis (Universidade Católica de Petrópolis – UCP) in 1993; a specialization degree in Development of Executives from Insper in 2017; and a CPA-20 certification and a Certification of Pension Funds Manager (Gestor de Fundos de Pensão – ICSS).

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Márcio de Souza declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management Body	Date of election	Term of office	Independent member[3]
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Maria Letícia de Freitas Costa	March 27, 1960	Board of Directors	April 22, 2019	2 years	Yes
050.932.788-58	Business Administration	Member of the Board of Directors	April 22, 2019	No	2
Member of the Strategies Committee and the Human Resources Committee (internally referred to as Personnel and Governance Committee)

Main professional experience in the last five years:

Embraer S.A.: Member of the Board of Directors since 2017.

Company’s main business activity: Aeronautics.

Prada Assessoria Empresarial Ltda.: Partner since 2010.

Company’s main business activity: Consulting.

Localiza S.A.: Member of the Board of Directors since 2009.

Company’s main business activity: Car rental.

RBS Mídia: Member of the Board of Directors since 2016.

Company’s main business activity: Media.

BB Mapfre: Member of the Board of Directors since 2015.

Company’s main business activity: Insurance.

Mapfre S.A.: Member of the Board of Directors since 2015.

Company’s main business activity: Insurance.

Martins S.A.: Member of Board of Directors since 2014.

Main Activity: Wholesale.

Votorantim Cimentos: Member of the audit committee since 1025 and member of the Strategy Committee since 2018.

Main Activity: Cement.

Insper Instituto de Ensino e Pesquisa: Director of Post-Graduate Lato Sensu from 2011 to 2015.

Main Activity: Education.

Marcopolo: Member of the Board of Directors from 2012 to 2016.

Main Activity: Bus builder.

Votorantim Industrial: Member of the audit committee from 2012 to 2014.

Main Activity: Industry.

Bematech S.A.: Member of the strategy committee from 2014 to 2015.

Main Activity: Software.

Education: Mrs. Maria Letícia de Freitas Costa holds a degree in Production Engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo – USP), where she graduated in 1982 and received a master’s degree in Business Administration from the Samuel Curtis Johnson School of Business at Cornell University in Ithaca, NY, USA, in 1986.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified her to exercise any professional or business activity.

Mrs. Maria Letícia de Freitas Costa declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

[3]	The Company adopts the criteria set forth in the Novo Mercado Listing Rules to determine if a member is considered independent.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Pedro Wongtschowski	April 24, 1946	Board of Directors	April 22, 2019	2 years	Yes
385.585.058-53	Chemical Engineer	Member of the Board of Directors	April 22, 2019	No	3
Member of the Strategies Committee

Main professional experience in the last five years:

Embraer S.A.: Member of the Board of Directors since 2015.

Company’s main business activity: Aeronautics.

Ultrapar Participações S.A.: Member of the Board of Directors from 2013 to 2018 and Chairman of the Board of Directors since 2018.

Company’s main business activity: Multinational company with operations in retail and specialized distribution.

Companhia Nitro Química Brasileira: Member of the Board of Directors since 2012.

Company’s main business activity: Chemistry.

Centro de Tecnologia Canavieira S.A.: Member of the Board of Directors since 2015.

Company’s main business activity: Development of disruptive technologies in the sugar-energy industry.

Management titles held in other companies or third sector organizations: Chairman of the Board of Directors of the Brazilian Industrial Research and Innovation Company – (Empresa Brasileira de Pesquisa e Inovação Industrial – EMBRAPII); President of the Superior Council of the National Association of Research, Development and Engineering of Innovative Companies (Associação Nacional de Pesquisa, Desenvolvimento e Engenharia das Empresas Inovadoras – ANPEI); Member of the Management Committee of the Business Mobilization for Innovation (Mobilização Empresarial pela Inovação – MEI); Member of the Superior Council at the Foundation for Research Support of the State of São Paulo (Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP); President of the Institute of Studies for Industrial Development (Instituto de Estudos para o Desenvolvimento Industrial—IEDI); member of the National Council of Science and Technology of the Presidency of the Republic of Brazil.

Education: Mr. Pedro Wongtschowski holds a degree in Chemical Engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo – USP), where he graduated in 1970; He also received a master’s degree from the Polytechnic School of the University of São Paulo in 1978 and a PhD from the Polytechnic School of the University of São Paulo in 1998.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified her to exercise any professional or business activity.

Mr. Pedro Wongtschowski declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Raul Calfat	December 4, 1952	Board of Directors	April 22, 2019	2 years	Yes
635.261.408-63	Business Administrator	Member of the Board of Directors	April 22, 2019	No	2
Member of the Strategies Committee and the Audit and Risks Committee (internally referred to as Audit, Risk and Ethic Committee)

Main professional experience in the last five years:

Embraer S.A.: Member of the Board of Directors since 2017.

Company’s main business activity: Aeronautics.

Votorantim S.A.: Chief Executive Officer until December 2013 and Chairman of the Board of Directors since January 2014.

Company’s main business activity: Industrial Conglomerate

Fibria S.A.: Member of the Board of Directors since 2009

Main Activity: Cellulose

Duratex S.A.: Independent member of Board of Directors since May 2015

Main Activity: Wood Panels and Bathroom Products

Management titles held in other companies or third sector organizations: Member of the Board of Directors of Hospital Sírio-Libanês since August 2015.

Education: Mr. Raul Calfat received a bachelor’s degree in Business Administrator from Fundação Getúlio Vargas School of Business Management in 1974.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Raul Calfat declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Information relating to representatives of the Company’s non-shareholder employees and to the representatives of the Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer):

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Edmilson Saes	February 13, 1962	Board of Directors	April 22, 2019	2 years	No
025.990.858-45	Engineer	Member of the Board of Directors	April 22, 2019	No	—
Product Development/Systems Engineer

Main professional experience in the last five years:

Embraer S.A.: Aeronautics designer, from March 1982 to January 1984; product development engineer, from January 1984 to August 2015; currently product development/systems engineer since 2015.

Company’s main business activity: Aeronautics.

Management titles held in other companies or third sector organizations: None.

Education: Mr. Edmilson Saes received a degree in Civil Engineering from the University of Vale do Paraíba (Universidade do Vale do Paraíba – UNIVAP), where he graduated in 1986; a post-graduate degree in Business Strategic Management at the Post-Graduate National Institute (INPG – Instituto Nacional de Pós-Graduação) in 2000; and a post-graduate degree in Aircraft Design at University of Kansas in 2001.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Edmilson Saes declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Kaoru Sasaki	July 30, 1962	Board of Directors	April 22, 2019	2 years	No
025.970.328-17	Engineer	Alternate Member of the Board of Directors	April 22, 2019	No	—
Quality Technician

Main professional experience in the last five years:

Embraer S.A.: Product Development Engineer, from 1999 to 2008; currently Product Development Engineering Supervisor, since 2008.

Company’s main business activity: Aeronautics

Management titles held in other companies or third sector organizations: None.

Education: Mr. Kaoru Sasaki received a degree in Civil Engineering from the University of Vale do Paraíba (Universidade do Vale do Paraíba – UNIVAP) in 1991; and a master’s degree in Business Administration from the Castelo Branco Foundation (Fundação Castelo Branco) in 2002.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Kaoru Sasaki declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Alexandre Magalhães Filho	January 14, 1953	Board of Directors	April 22, 2019	2 years	No
435.782.848-15	Accountant	Member of the Board of Directors	April 22, 2019	No	3
Manager of Financial Processes

Main professional experience in the last five years:

Embraer S.A.: Member of the Board of Directors since 2015, Budget Supervisor, Assistant Controllership Officer and Pricing and Economic Planning Manager, from 1986 to 2008; Costs Manager, from 2008 to 2010, Tax, Cost and Accounting Procedures Manager, from 2010 to 2017 and currently as Manager of Financial Processes.

Company’s main business activity: Aeronautics.

Embraer Employees Cooperative (Cooperativa dos Empregados da Embraer – COOPEREMB): Member of the Board of Directors from 2015 to 2018.

Company’s main business activity: Cooperative of Employees.

Embraer Complementary Social Security Company (EmbraerPrev: Sociedade de Previdência Complementar): Member of the Deliberation Council from 2018 to 2021 and member of the Fiscal Council from 2015 to 2018.

Company’s main business activity: Private Social Security.

Embraer Employees Investment Club (Clube de Investimentos dos Empregados da Embraer—CIEMB): Chairman of the Deliberation Council since 2015.

Company’s main business activity: Investment Club.

Management titles held in other companies or third sector organizations: Member of the Fiscal Council of the Embraer Institute of Education and Research, since its establishment

Education: Mr. Alexandre Magalhães Filho holds a degree in Accounting from the School of Economic and Administrative Sciences Professor Ulisses Vieira, which he obtained in 1975; and specialized in Budget Analysis at the School of Economic and Administrative Sciences Professor Ulisses Vieira, also in 1975.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Alexandre Magalhães Filho declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Maria Antonieta Rosina Tedesco Oliveira	October 16, 1962	Board of Directors	April 22, 2019	2 years	No
100.581.568-28	Business Administrator	Alternate Member of the Board of Directors	April 22, 2019	No	3
Supervisor of tax obligations activities in Brazil

Main professional experience in the last five years:

Embraer S.A.: Alternate member of the Board of Directors since 2015 and Supervisor of tax obligations activities in Brazil since May 2001

Company’s main business activity: Aeronautics.

Education: Mrs. Maria Antonieta Rosina Tedesco Oliveira holds a bachelor’s degree in Economic Science from the University of Vale do Paraíba (Universidade do Vale do Paraíba), where she graduated in 1989; and a bachelor’s degree in Business Administration from the University of Taubaté (Universidade de Taubaté), where she graduated in 1986. Mrs. Oliveira also holds a bachelor’s degree in Mathematics from the Bandeirante University (Universidade Bandeirante), earned in 1999; a Post-Graduate degree in Business Administration (esquema I) from the Campos Sales University (Universidade Campos Sales), where she graduated in 1994 and a post-graduate degree in Tax Accounting Planning from the Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP), which she earned in 2013.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified her to exercise any professional or business activity.

Mrs. Maria Antonieta Rosina Tedesco Oliveira declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

12.6 – Percentage of attendance of each member of the board of directors at meetings held by the relevant body in 2018:

Board of Directors	All meetings held by the relevant body since investiture	Attendance of member at meetings held after investiture (%)
Alexandre Gonçalves Silva	33	100
Sergio Eraldo de Salles Pinto	33	94
Israel Vainboim	33	100
João Cox Neto	33	100
Márcio de Souza	N/A	N/A
Maria Letícia de Freitas Costa	33	97
Pedro Wongtschowski	33	97
Raul Calfat	33	100
Alexandre Magalhães Filho	33	100
Edmilson Saes	N/A	N/A

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

12.7 – Composition of statutory committees and audit, finance and compensation committees:

Name	Type of committee	Position held	Profession	Date of election	Term of office
Individual Taxpayer Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms
Professional experience / Statement of any convictions
Alexandre Gonçalves Silva	Human Resources Committee (internally known as Committee of Personnel and Governance) and Strategies Committee	Committee Member	Engineer	April 12, 2017	2 years
022.153.817-87			March 6, 1945	April 12, 2017	4 (in Human Resources Committee) 3 (in Strategies Committee)
Chairman of the Board of Directors – See item 12.5
Israel Vainboim	Strategies Committee and Audit and Risks Committee (internally known as Audit, Risk and Ethic Committee)	Member of the Audit and Risks Committee and Coordinator of the Strategies Committee	Engineer	April 12, 2017	2 years
090.997.197-87			June 1, 1944	April 12, 2017	4
Member of the Board of Directors – See item 12.5
João Cox Neto	Human Resources Committee (internally known as Committee of Personnel and Governance) and Audit and Risks Committee (internally known as Audit, Risk and Ethic Committee)	Coordinator of the Human Resources Committee and member of the Audit and Risks Committee	Economist	April 12, 2017	2 years
239.577.781-15			May 2, 1963	April 12, 2017	4
Member of the Board of Directors – See item 12.5
Maria Letícia de Freitas Costa	Human Resources Committee (internally known as Committee of Personnel and Governance)	Committee Member	Business Administrator	April 12, 2017	2 years
050.932.788-58			March 27, 1960	April 12, 2017	1
Member of the Board of Directors – See item 12.5
Pedro Wongtschowski	Strategies Committee	Committee Member	Chemical Engineer	April 12, 2017	2 years
385.585.058-53			April 24, 1946	April 12, 2017	2
Member of the Board of Directors – See item 12.5
Raul Calfat	Audit and Risks Committee (internally known as Audit, Risk and Ethic Committee)	Committee Member	Business Administrator	April 12, 2017	2 years
635.261.408-63			December 4, 1952	April 12, 2017	1
Member of the Board of Directors – See item 12.5
Sergio Eraldo de Salles Pinto	Human Resources Committee (internally known as Committee of Personnel and Governance) and Audit and Risks Committee (internally known as Audit, Risk and Ethic Committee)	Coordinator of the Audit and Risks Committee and member of the Human Resources	Economist and Electrical Engineer	April 12, 2017	2 years
317.309.901-00			September 24, 1964	April 12, 2017	4 (in Audit and Risks Committee) 5 (in Human Resources Committee)
Member of the Board of Directors – See item 12.5

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

12.8 – Percentage of attendance at the meetings held by the relevant body in the same period, occurring after investiture:

Strategies Committee	All meetings held by the relevant body since investiture	Attendance of member at meetings held after investiture (%)
Israel Vainboim	10	100%
Alexandre Gonçalves Silva	10	100%
Pedro Wongtschowski	10	100%
Maria Leticia Costa	10	90%
Raul Calfat	10	100%

Audit and Risks Committee	All meetings held by the relevant body since investiture	Attendance of member at meetings held after investiture (%)
Sergio Eraldo de Salles Pinto	14	100%
Israel Vainboim	14	100%
João Cox Neto	14	100%
Raul Calfat	14	93%

Human Resources Committee	All meetings held by the relevant body since investiture	Attendance of member at meetings held after investiture (%)
João Cox Neto	15	100%
Alexandre Gonçalves Silva	15	100%
Cecília Mendes Garcez Siqueira	15	100%
Sergio Eraldo de Salles Pinto	15	100%
Maria Leticia Costa	15	87%

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

12.9 – Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the management of the issuer, (b) (i) members of the management of the issuer and (ii) members of the management of the issuer’s direct or indirect subsidiaries, (c) (i) members of the management of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders, and (d) (i) members of the management of the issuer and (ii) members of the management of the issuer’s direct or indirect controlling shareholders

Justification for leaving the table blank:

The members of the Company’s Board of Directors do not maintain any such relationships amongst themselves or with the members of the management of the companies’ it controls. Due to the Company’s lack of a controlling shareholder, part of what is requested in item 12.9 is not applicable.

12.10 – Inform about relationships of subordination, service providers or control maintained, in the last three fiscal years, between members of the management of the issuer and: (a) company, directly or indirectly, controlled by the issuer except those in which the issuer directly or indirectly holds 100% of the capital stock; (b) the issuer’s direct or indirect controlling shareholder; (c) if material, supplier, client, borrower or lender of the issuer, companies controlled by the issuer or their controlling shareholders or companies controlled by them:

Identification	CPF/CNPJ	Type of relationship of the Manager with the relevant person	Type of related person
Position/Function
Company’s Manager
José Magno Resende de Araújo	963.831.008-15	Service Provider	Client
Member of the Board of Directors
Related Person
Federal Union

Head of the Commanding Aeronautics Cabinet in 2015. From March 31, 2016 to January 10, 2019, he then became Secretary of Economics and Finance of the Aeronautics; and from January 10, 2019, he filled the position of Secretary of Economy and Finance of the Aeronautics; and as of January 10, 2019, he became Commander of Aerospace Operations of the Brazilian Air Force.

Observations

Identification	CPF/CNPJ	Type of relationship of the Manager with the relevant person	Type of related person
Position/Function
Company’s Manager
Sergio Eraldo de Salles Pinto	317.309.901-00	Subordination	Client
Member of the Board of Directors
Related Person
Azul Linhas Aéreas Brasileiras S.A.	09.296.295/0001-60
Member of the Board of Directors – Years 2016, 2017 and 2018.
Observations

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Annex IV – Information about the Candidates for the Fiscal Council

(Items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência) as per CVM Instruction No. 480/09)

12.5 – Composition and professional experience of the Fiscal Council:

Name	Date of Birth	Management Body	Date of election	Term of office	Independent member[1]
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Ivan Mendes do Carmo	March 1, 1963	Fiscal Council	April 22, 2019	1 year	Yes
279.786.131-00	Economist	Chairman of the Fiscal Council	April 22, 2019	No	12
None.

Main professional experience in the last five years:

Embraer S.A.: Member of the Fiscal Council since 2008, serving as Chairman of the Fiscal Council since 2010.

Company’s main business activity: Aeronautics.

Embraer S.A.: Member of the Audit Committee, from April 2008 to December 2011.

Company’s main business activity: Aeronautics.

Fundação SISTEL de Seguridade Social: since January 1987. Currently serves as Investments and Finance Manager.

Company’s main business activity: Pension fund.

Management titles held in other companies or third sector organizations: Member of the Board of Directors of Bonaire Participações S/A.

Education: Mr. Carmo holds a bachelor’s degree and a master’s degree in economics from Fundação Getúlio Vargas – FGV/EPGE-RJ, where he graduated in1986, and an MBA in Finance from the Brazilian Capital Markets Institute (Instituto Brasileiro de Mercado de Capitais – IBMEC), where he graduated in 1996.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Ivan Mendes do Carmo declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

[1]	The Company adopts the criteria set forth in the Novo Mercado Listing Rules to determine if a member is independent.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Tarcísio Luiz Silva Fontenele	August 25, 1962	Fiscal Council	April 22, 2019	1 year	Yes
265.672.021-49	Lawyer	Alternate Member of the Fiscal Council	April 22, 2019	No	19
None.

Main professional experience in the last five years:

Embraer S.A.: Alternate member of the Fiscal Council, since 2001.

Company’s main business activity: Aeronautics.

Fundação SISTEL de Seguridade Social: Legal Manager since July 2002.

Company’s main business activity: Pension fund.

Management titles held in other companies or third sector organizations: Member of the Board of Directors of Bonaire S.A., a company in the energy sector.

Education: Mr. Fontenele holds a law degree from the University of the Federal District (Universidade do Distrito Federal – UDF), where he graduated in 1983, and a post-graduate degree in Civil Procedure from ICAT/DF, completed in 1995.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Tarcísio Luiz Silva Fontenele represented to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
José Mauro Laxe Vilela	February 13, 1948	Fiscal Council	April 22, 2019	1 year	Yes
102.631.287-68	Economist	Vice-Chairman of the Fiscal Council	April 22, 2019	No	9
None.

Main professional experience in the last five years:

Embraer S.A.: Member of the Fiscal Council, since 2011.

Company’s main business activity: Aeronautics.

CIA BOZANO: Independent consultant for matters related to the accounting and tax areas, since November 2011.

Company’s main business activity: Holding company.

Management titles held in other companies or third sector organizations: None.

Education: Mr. Vilela holds a bachelor’s degree in economic sciences from Cândido Mendes University (Universidade Cândido Mendes), where he graduated in 1972.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. José Mauro Laxe Vilela represented to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Wanderley Fernandes da Silva	April 10, 1973	Fiscal Council	April 22, 2019	1 year	Yes
028.343.127-02	Accountant	Alternate Member of the Fiscal Council	April 22, 2019	No	9
None.

Main professional experience in the last five years:

Embraer S.A.: Alternate member of the Fiscal Council, since 2011.

Company’s main business activity: Aeronautics.

Bozano Partners S.A.: Partner, since 2015.

Company’s main business activity: Fund management.

Cia Bozano: Responsible for the financial area of Grupo Bozano, managing the payable accounts department and analyzing a number of investment possibilities for the conglomerate, from June 2000 to June 2015.

Company’s main business activity: Holding company.

Management titles held in other companies or third sector organizations: None.

Education: Mr. Silva holds a bachelor’s degree in accounting sciences from the University of the State of Rio de Janeiro (Universidade Estadual do Rio de Janeiro – UERJ), a post-graduate degree in Finance from Fundação Getúlio Vargas—FGV and an MBA in Corporate Finance from the Brazilian Capital Markets Institute (Instituto Brasileiro de Mercado de Capitais – IBMEC).

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Wanderley Fernandes da Silva declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Wilsa Figueiredo	January 8, 1963	Fiscal Council	April 22, 2019	1 year	Yes
457.398.546-87	Bank clerk and Business Analyst	Member of the Fiscal Council	April 22, 2019	No	4
None.

Main professional experience in the last five years:

Embraer S.A.: Member of the Fiscal Council, since 2016.

Company’s main business activity: Aeronautics.

Banco do Brasil S.A.: Internal Controls and Compliance officer from October 2016 to October 2017; Wholesale Solutions officer from June 2015 to October 2016; served as General Manager of the Private Banking Unit, Executive Manager in the Capital Markets Executive Board, Commercial and International Executive Boards.

Company’s main business activity: Financial.

Log Z: Member of the Board of Directors since May 2015.

Company’s main business activity: Logistics.

BB Securities Limited (London): Member of the Board of Directors since January 2016 for an indefinite term.

Company’s main business activity: Securities broker.

BB Securities LLC (New York): Member of the Board of Directors since September 2015 for an indefinite term.

Company’s main business activity: Securities broker.

BB Securities Asia Pte. Ltd (Singapore): Member of the Board since December 2015 for an indefinite term.

Company’s main business activity: Securities broker.

Fundação Centro de Estudos do Comércio Exterior (Funcex): Member of the Superior Council June 2015 to May 2018.

Company’s main business activity: Foundation for foreign trade studies.

Companhia Elétrica de Pernambuco-CELPE: Member of the Board of Directors from January 2014 to April 2015.

Company’s main business activity: Energy.

Companhia de Eletricidade da Bahia–COELBA: Member of the Board of Directors from January 2014 to April 2015.

Company’s main business activity: Energy.

Management titles held in other companies or third sector organizations: None.

Education: Mrs. Figueiredo holds a bachelor’s degree in mathematics from the College of Philosophy of the South of the State of Minas Gerais (Faculdade de Filosofia do Sul de Minas), in the city of Varginha, state of Minas Gerais, where she graduated in 1988; a bachelor’s degree in chemical engineering from the College of Chemical Engineering (Faculdade de Engenharia Química), in the city of Varginha, state of Minas Gerais, where she graduated in 1993; a post-graduate degree in corporate management from CNEC, in the city of Varginha, state of Minas Gerais, completed in 1997; an international executive MBA from Fundação Getúlio Vargas, where she graduated in 1999; an MBA from Ohio University, city of Athens, state of Ohio, USA, where she graduated in 2003; an MBA in strategic leadership from INEPAD and Universidade Vale dos Sinos.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified her to exercise any professional or business activity.

Mrs. Wilsa Figueiredo represented to the Company that she is a politically exposed person as defined in the applicable regulation, as she served as Internal Controls and Compliance Executive Officer at Banco do Brasil.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Mônica Pires da Silva	July 14, 1964	Fiscal Council	April 22, 2019	1 year	Yes
806.150.317/49	Lawyer and Accountant	Alternate Member of the Fiscal Council	April 22, 2019	No	–
None.

Main professional experience in the last five years:

United Way: Member of the Fiscal Council, from October 2018 to the date hereof.

Company’s main business activity: Philanthropy.

Verbo Comunicação: Consulting Board member (Finance and legal aspects), from February 2017 to the date hereof.

Company’s main business activity: Advertising.

Instituto Techmail: Consulting Board member (Finance), from September 2017 to October 2018.

Company’s main business activity: Education.

IBM Brasil: CFO and COO, from March 2012 to the date hereof.

Company’s main business activity: Information Technology (research).

IBM Brasil: Financial Controller, from October 2007 to May 2010.

Company’s main business activity: Information Technology

IBM Brasil: Business Control, from October 2003 to September 2007.

Company’s main business activity: Information Technology

IBM Brasil: Consulting Services Controller, from October 2002 to September 2003.

Company’s main business activity: Information Technology

Lotus (IBM in designation): Chief Financial Officer, from 2000 to 2002.

Company’s main business activity: Information Technology (Software and Services)

IBM Brasil: Tax Manager, from 1998 to 1999.

Company’s main business activity: Information Technology

IBM Brasil: Price Manager, from 1995 to 1997.

Company’s main business activity: Information Technology

Management titles held in other companies or third sector organizations: None.

Education: Mrs. Pires da Silva holds a Law degree from Cândido Mendes University (Universidade Cândido Mendes) (1999) and a bachelor’s degree in Accounting from the Federal University of Rio de Janeiro (Univesidade Federal do Rio de Janeiro – UFRJ) (1986), a master’s degree in Business Administration with focus on Finance and Information Systems from the Coppead Graduate School of Bussiness at UFRJ (1989), a post-graduate degree in Labor Law from Universidade Gama Filho (2004), a Corporate MBA from Fundação Dom Cabral (2005) and a post-MBA from Kellogg School of Management Northwestern University, USA (2011). Mrs. Pires da Silva attended the CFO Program at Deloitte, São Paulo (2017), the Leadership Program for Senior Executives at Harvard (2018) and the Executive Program at Singularity University in Cupertino, USA (2018).

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified her to exercise any professional or business activity.

Mrs. Mônica Pires da Silva represented to the Company that she is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
João Manoel Pinho de Mello	August 9, 1973	Fiscal Council	April 22, 2019	1 year	Yes
265.595.338-08	Officer of the Financial and Settlement System of the Central Bank.	Member of the Fiscal Council	April 22, 2019	No	2
None.

Main professional experience in the last five years:

Secretary of the Office of Productivity and Antitrust Promotion, from March 2017 to December 2018.

Company’s main business activity: Public sector (Ministry of Finance).

Folha de São Paulo: Columnist of the newspaper, from September 2016 to March 2017.

Company’s main business activity: Media.

Kennedy School of Government, Harvard University: Fellow from August 2016 to July 2017.

Activity: Education.

David Rockefeller Center for Latin American Studies, Harvard University: Lemann Visiting Scholar from August 2016 to July 2017.

Company’s main business activity: Education (environmental).

Pacifico Gestão de Recursos: Partner from January 2011 to August 2016.

Company’s main business activity: Funds management.

Insper: Professor from January 2014 to date (currently on leave).

Company’s main business activity: Educational.

Department of Economics of the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro—PUC-Rio), Brazil: Associate Professor from December 2010 to December 2013.

Company’s main business activity: Educational.

Management titles held in other companies or third sector organizations: None.

Education: Mr. Mello holds a Ph.D in economics from the Department of Economics of Stanford University, where he graduated in 2005; a master’s degree in Economics from the Department of Economics the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio), where he graduated in 2000; a bachelor’s degree in Government Administration from Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas (EAESP-FGV), where he graduated in 1997.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. João Manoel Pinho de Mello represented to the Company that he is a politically exposed person as defined in the applicable regulation, as he served as Secretary of the Office of Productivity and Antitrust Promotion of the Ministry of Finance of the Brazilian Federal Government, from March 2017 to December 2018.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Pedro Jucá Maciel	December 19, 1980	Fiscal Council	April 22, 2019	1 year	Yes
027.141.784-64	Government Employee	Alternate Member of the Fiscal Council	April 22, 2019	No	2
None.

Main professional experience in the last five years:

Brazilian Government: Subsecretary of Strategic Planning of Fiscal Policy – Office of the National Treasury, since July 2016.

Company’s main business activity: Public Sector (Ministry of Finance).

Terracap: Member of the Fiscal Council, since October 2016.

Company’s main business activity: Public Sector – Ministry of Finance.

Brazilian Government: Parliamentary Advisor, from January 2015 to July 2016.

Company’s main business activity: Public Sector (Federal Senate).

Brazilian Government: Chief of Economic Advice, from January 2013 to December 2014.

Company’s main business activity: Public Sector (Ministry of Finance).

Management titles held in other companies or third sector organizations: None.

Education: Mr. Maciel holds a post-doctorate degree in Fiscal Policy from Stanford University, where he graduated in 2010; a Ph.D in economics from Universidade de Brasília (UnB), where he graduated in 2009; a master’s degree in economics from Universidade de Brasília (UnB), where he graduated in 2005; a bachelor’s degree in economics from Universidade Federal do Pernambuco (UFPE), where he graduated in 2002.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Pedro Jucá Maciel represented to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Maurício Rocha Alves de Carvalho	September 12, 1961	Fiscal Council	April 22, 2019	1 year	Yes
709.925.507-00	Mechanical Engineer	Member of the Fiscal Council	April 22, 2019	No	4
None.

Main professional experience in the last five years:

Embraer S.A.: Member of the Fiscal Council, since 2016.

Company’s main business activity: Aeronautics.

Condere Consultoria de Estratégia e M&A: Partner, since 2010.

Company’s main business activity: Consultancy.

Intersmart, Distribuidora de Equipamentos de T.I.: Member of the Board of Directors, from 2009 to December 2014, and Chairman of the Finance Committee, from 2011 to December 2014.

Company’s main business activity: Information Technology.

Grendene S.A.: Member of the Fiscal Council from 2012 to 2015.

Company’s main business activity: Industry.

SLC Agrícola: member of the Fiscal Council, since 2013.

Company’s main business activity: Agribusiness.

Grupo Encalso/Damha: Member of the Board of Directors / Advisory Board in 2016.

Company’s main business activity: Construction, real estate development and agribusiness.

Mills S.A.: Member of the Fiscal Council, from 2011 to 2014.

Company’s main business activity: Engineering.

Sonae Sierra Brasil: Member of the Fiscal Council, from 2012 to 2013

Company’s main business activity: Management of shopping centers.

Tupy S.A.: Member of the Fiscal Council, from 2010 to 2012.

Company’s main business activity: Steel.

Insper: Professor of Corporate Finance and Business Assessment in post-graduate and MBA courses, since 2000.

Company’s main business activity: Education.

Institute of Management Foundation (Fundação Instituto de Administração – FIA): Professor of Corporate Finance and Business Assessment in post-graduate and MBA courses, from 2000 to 2010.

Company’s main business activity: Education.

Association of Analysts and Investment Professionals in the Capital Markets Industry

(Associação de Analistas e Professionais de Investimento do Mercado de Capitais – APIMEC/SP): Professor of Corporate Finance and Business Assessment in post-graduate and MBA courses, from 2000 to 2016.

Company’s main business activity: Education.

Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC): professor of Corporate Finance and Business Assessment in post-graduate and MBA courses, from 2000 to 2012.

Company’s main business activity: Education.

Association of Analysts and Investment Professionals in Capital Markets Industry

(Associação de Analistas e Professionais de Investimento do Mercado de Capitais – APIMEC/SP):

Technical Officer, from 2014 to 2016.

Management titles held in other companies or third sector organizations: None.

Education: Mr. Carvalho holds a bachelor’s degree in mechanical engineering from the Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro – PUC/RJ), where he graduated in 1983; an MBA from Wharton School – University of Pennsylvania, where he graduated in 1988, and has obtained the certifications CFA 2005, CNPI 2006 and IBGC in 2009.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Maurício Rocha Alves de Carvalho represented to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other titles and functions held with the Company
Professional experience / Statement of any convictions
Taiki Hirashima	June 14, 1940	Fiscal Council	April 22, 2019	1 year	Yes
007.568.818-20	Accountant	Alternate Member of the Fiscal Council	April 22, 2019	No	16
None.

Main professional experience in the last five years:

Embraer S.A.: Member of the Fiscal Council, since 2004.

Company’s main business activity: Aeronautics.

São Fernando Golf Clube: Member of the Fiscal Council, from 2008 to 2018.

Embraer S.A.: Member of the Audit Committee, from April 2004 to December 2011.

Company’s main business activity: Aeronautics.

Natura S.A.: Member of the Audit Committee, from April 2009 to April 2013.

Company’s main business activity: Cosmetics.

Magazine Luiza: Member of the Audit Committee, from January 2008 to April 2013.

Company’s main business activity: Retail.

Santander Brasil: Member of the Audit Committee, from January 2007 to March 2010 and April 2013 to March 2014.

Company’s main business activity: Financial.

Hirashima Associados: Founding partner, since 2002.

Company’s main business activity: Consulting.

Management titles held in other companies or third sector organizations: None.

Education: Mr. Hirashima holds a bachelor’s degree in accounting and actuarial sciences from the Armando Alvares Penteado Foundation (Fundação Armando Álvares Penteado – FAAP), where he graduated in 1966, and post-graduate studies in corporate finance from Harvard Business School, Wharton University and Stanford School of Business (2000).

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any conviction under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative conviction that suspended or disqualified him to exercise any professional or business activity.

Mr. Taiki Hirashima represented to the Company that he is not a politically exposed person as defined in the applicable regulation.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

12.6 – Percentage of attendance of each member of the fiscal council at meetings held by the relevant body in the same period, occurring after investiture:

Fiscal Council	All meetings held by the relevant body since investiture	Attendance of member at meetings held after investiture (%)
Ivan Mendes do Carmo	8	100
José Mauro Laxe Vilela	8	100
Wilsa Figueiredo	8	100
Maurício Rocha Alves de Carvalho	8	100
João Manoel Pinho de Mello	8	100
Tarcísio Luiz Silva Fontenele (alternate)	8	—
Wanderley Fernandes da Silva (alternate)	8	—
Mônica Pires da Silva (alternate)	—	—
Taiki Hirashima (alternate)	8	—
Pedro Jucá Maciel (alternate)	8	—

12.7 – Composition of statutory committees and audit, finance and compensation committees:

Not applicable to the Fiscal Council.

12.8 – In relation to each of the individuals who served as members of the statutory committees, as well as the audit, risk, finance and compensation committees, even if these are non-statutory committees or structures, provide a table setting forth the percentage of attendance at meetings held by the relevant body in the same period, occurring after investiture:

Not applicable to the Fiscal Council.

12.9 – Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the management of the issuer, (b) (i) members of the management of the issuer and (ii) members of the management of the issuer’s direct or indirect subsidiaries, (c) (i) members of the management of the issuer or its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders, and (d) (i) members of the management of the issuer and (ii) members of the management of the issuer’s direct or indirect controlling shareholders:

No such relationships exist in connection with the members of the Fiscal Council.

12.10 – Inform about relationships of subordination, services providers or control maintained, in the last three fiscal years, between members of the management of the issuer and: (a) company, directly or indirectly, controlled by the issuer except those in which the issuer directly or indirectly holds 100% of the capital stock; (b) the issuer’s direct or indirect controlling shareholder; (c) if material, supplier, client, borrower or lender of the issuer, companies controlled by the issuer or their controlling shareholders or companies controlled by them:

No such relationships exist in connection with the members of the Fiscal Council.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Annex V – Management Compensation

(Pursuant to Section 12, item II, of CVM Instruction No. 481/09)

13.1 – Describe the compensation policy or practice for the board of directors, statutory and non-statutory board of executive officers, fiscal council, statutory committees and audit, risk, finance and compensation committees, addressing the following aspects:

(a)    Objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the company discloses the policy, the websites where the document is available1

The Company has a Management Compensation Policy approved by the Board of Directors on October 26, 2018, whose purpose is to attract, retain and recognize highly qualified professionals of the Company’s management. The Company also has an Executive Compensation Policy, whose most recent updated version was approved the Board of Directors on March 8, 2017, applicable to all executives of the Company.1

We monitor variations in the external environment and annually compare our compensation practices with those of reference markets and companies of equivalent size. We also aim to align the interests of management with those of our shareholders.

(b)    Composition of compensation, indicating:

i.    Description of the compensation elements and the objectives of each one of them

The members of the Board of Directors receive a monthly fixed compensation. The Company also offers life and health insurance, to the extent that the members of the Board of Directors bear the costs involved. Members of the Board of Directors do not receive any variable compensation. The objective of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices. In 2013, the members of the Board of Directors were granted stock-based compensation under the Stock Option Plan of Embraer S.A. However, this grant was cancelled on April 16, 2014. On March 10, 2016, the Board of Directors resolved to submit to the Shareholders’ Meeting the proposal to cancel the Stock Option Plan of Embraer S.A. extended to the members of the Board of Directors. On April 13, 2016, the Shareholders’ Meeting approved the cancellation of this Program.

The members of the advisory committees (Audit and Risks2, Human Resources3 and Strategies committees) receive a specific monthly fixed compensation for participating in each committee (limited to two committees). The members of committees do not receive variable compensation. The objective of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices.

The members of the Statutory Board of Executive Officers and Non-statutory Board of Executive Officers receive a monthly fixed compensation and a variable compensation (short- and long-term incentives). For the determination of compensation elements, the Company adopts an “internal parameter,” which is based on programs under the responsibility of each executive officer, and an “external parameter,” which is established by market research. The objective of paying fixed and variable compensation to the members of the Board of Executive Officers is to be aligned with the Company’s business and best market practices.

(a)	Fixed Monthly Compensation: annually determined based on market references. The Company adjusts these amounts as it deems necessary each year.

(b)	Direct and Indirect Benefits: life and health insurance and private social security equivalent to those offered to the Company’s employees.

[1]	Wording amended by Section 5 of CVM Instruction No. 586, dated June 8, 2017.
[2]	Known internally as the “Audit, Risk and Ethics Committee.”
[3]	Known internally as the “Personnel and Governance Committee.”

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

(c)

Short-term Variable Compensation (“CP”): bonus paid in cash aimed at prioritizing the retention of executives and the alignment of their earnings with those of the shareholders. Accordingly, the higher the impact of the program, more weight is attributed to CP, which is paid in installments. Therefore, the amount of CP to be distributed among eligible executives is equivalent to a percentage of the Company’s operating profit, subject to the Company’s financial condition and the respective individual action programs, and its calculation varies directly based on the achievement of concrete targets.

(d)

Long-term Incentives (“ILP”): long-term incentives include the “Stock Option Program of Embraer S.A. for Statutory Executive Officers and Employees” (the “Stock Option Plan”) and the “Long-term Incentive Plan for Executives of Embraer” (the “Phantom Shares Plan”). The main objectives of the general conditions of the long-term incentive adopted by the Company are: (a) retaining and attracting highly qualified personnel; and (b) ensuring individuals who can effectively contribute to the best performance of the Company and its securities the right to share the profits derived from their contribution. Moreover, these long-term incentives intend to ensure the continuity of the management of the Company and align the interests of executive officers with those of the shareholders of the Company.

The ILP amounts are determined based on market references, subject to the conditions set forth in the respective instruments, which are better described in item 13.4 of the Company’s Annual Report (Formulário de Referência).

Additionally, in 2018, the Board of Directors established an extraordinary award applicable to executives, including Statutory Officers, whose target was the achievement of results set forth in increased efficiency and cost reduction programs, internally known as the Passion for Excellence Program.

The members of the Fiscal Council receive a fixed monthly salary, whose annual amount is approved at the Annual General Shareholders’ Meeting and is in accordance with the limits set forth in paragraph 3 of section 162 of Law No. 6,404 of December 15, 1976. No direct or indirect benefits are currently offered to the members of the Fiscal Council. The amounts detailed below in the total compensation of the Fiscal Council refer to benefits granted in periods prior to their cancellation.

ii.    The proportion of each element in total compensation

In accordance with the structure of the compensation policy of the Company, the proportion of each element in total compensation may vary based on the results of the Company.

The table below breaks down the compensation paid by the Company in the year ended December 31, 2018:

Body	Fixed Compensation	Compensation due to Participation in Committees (*)	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation (**)	Total
Board of Directors	69.21%	23.550%	7.29%	—	—	—	100.00%
Statutory Board of Executive Officers	29.86%	—	12.24%	19.09%	8.68%	30.13%	100.00%
Fiscal Council	97.67	—	2.33%	—	—	—	100.00%

(*)

Fixed compensation of members of the Board of Directors who are members of committees. Please note that: (i) the committees are comprised exclusively by the members of the Board of Directors; (ii) all members of the Board of Directors are members of committees; and (iii) members of the committees are only entitled to a fixed compensation.

(**)	Refers to the cost of grants for the Company related to Long-term Incentives.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

The table below breaks down the compensation paid by the Company in the year ended December 31, 2017:

Body	Fixed Compensation	Compensation due to Participation in Committees(*)	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation(**)	Total
Board of Directors	74.54%	23.43%	2.03%	—	—	—	100.00%
Statutory Board of Executive Officers	35.68%	—	8.08%	23.37%	10.54%	22.33%(***)	100.00%
Fiscal Council	91.09%	—	8.91%	—	—	—	100.00%

(*)

Fixed compensation of members of the Board of Directors who are members of committees. Please note that: (i) the committees are comprised exclusively by the members of the Board of Directors; (ii) all members of the Board of Directors are members of the committees; and (iii) members of the committees are only entitled to a fixed compensation.

(**)	Refers to the cost of grants for the Company related to Long-term Incentives.

The table below breaks down the compensation paid by the Company in the year ended December 31, 2016:

Body	Fixed Compensation	Compensation due to Participation in Committees(*)	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation(**)	Total
Board of Directors	78.37%	20.14%	1.49%	—	—	—	100.00%
Statutory Board of Executive Officers	115.26%	—	16.62%	40.59%	24.66%	(97.13)%(***)	100.00%
Fiscal Council	85.17%	—	14.83%	—	—	—	100.00%

(*)

Fixed compensation of members of the Board of Directors who are members of committees. Please note that: (i) the committees are comprised exclusively by the members of the Board of Directors; (ii) all members of the Board of Directors are members of the committees; and (iii) members of the committees are only entitled to a fixed compensation.

(**)	Refers to the cost of grants for the Company related to Long-term Incentives.
(***)

Reduction due to the depreciation of the shares (EMBR3) of the Company in 2016, used in the mark-to-market of the granted virtual shares. Moreover, the grants were written off due to the expectation of non-achievement of the performance target tied to the Long-term Incentive Plan for Executives of Embraer (ILP).

iii.    Calculation and adjustment method for each of the compensation elements

The determination of the compensation of the members of the Board of Executive Officers, Board of Directors and each member of its Committees on a market basis takes into account the complexity, sophistication and challenges that are inherent to the Company’s business, subject to the annual global compensation of members of management approved by the Shareholders’ Meeting.

The fixed compensation of members of the Board of Directors is periodically reviewed based on market research and adjusted based on the global compensation amount that was approved by the Company’s shareholders for each year.

The fixed amounts paid to the members of advisory committees (Audit and Risks4, Human Resources5 and Strategies committees) are periodically reviewed based on market research and adjusted based on the global compensation amount that was approved by the Company’s shareholders for each year.

In order to define the market surveyed, publicly-traded public sector companies with good governance practices are consulted, and the statistical metrics using P25 to P90 averages are used as a reference for comparative studies in order to support the decisions regarding the compensation of top executives.

Note: Statistical metrics are used to identify and compare salaries paid by the Company and any shifts from the salaries paid in the market. P25 to P90 averages are some of the references used to indicate a position within the researched sample. For example, P25 is the value that is within 25% of the sample and P90 is the value that is within 90% of the sample.

[4]	Known internally as the “Audit, Risk and Ethics Committee.”
[5]	Known internally as the “Personnel and Governance Committee.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

The total compensation of the Statutory Board of Executive Officers consists of three components, one of which is fixed and two are variable, one is short-term and the other is long-term, as set forth below:

RT = RF + CP + ILP

where:

RT= Total compensation

RF = fixed compensation (salary or fees) established based on the duties and responsibilities that are inherent to the exercise of the function

CP= short-term variable compensation (granted annually and whose amounts are determined based on the achievement of pre-established targets)

ILP = long-term incentive that reflects the appreciation of the Company’s shares on the stock exchange and, consequently, increase the returns for the shareholders

Total compensation amounts (RT) must be planned annually, based on market research and take into account the economic and financial condition of the Company. Emphasis must be given on the retention of executives and the alignment of their gains with the gains of the shareholders. Accordingly, the higher the impact of the program, more weight must be attributed to the variable compensation – CP and ILP, reflecting the profitability and appreciation of the Company, respectively. ILP will only be a reference for the current fiscal year and vesting will occur on a future date, in accordance with the conditions set forth in the Phantom Shares Plan and Stock Option Plan.

The fixed and variable compensations of each body do not follow a specific calculation and adjustment method, but are based on the criteria described above.

iv.    Reasons that justify the composition of compensation

Board of Directors and Advisory Committees

The main objective is to attract members with good reputations and appropriate profiles, compensating them in a manner compatible with the market, and, thus providing the necessary conditions to better perform their functions. Benchmark of compensation is obtained by specialized research, conducted with companies similar in size to Embraer.

Note: Companies of similar size are those that are comparable in terms of area of operations, number of employees, revenue, business segment, processes for the development of products or production, global operations, etc.

Statutory Board of Executive Officers

Total compensation amounts (RT) are planned annually based on market research with companies whose size, complexity and challenges are equivalent to those of Embraer. Through this research, we seek to determine not only the amounts practiced in the market, but also the proportionality of its components (Fixed and Variable Compensation, Short- and Long-term incentives). The Company favors the retention of its executives and aims to maintain and attract highly-qualified executive officers and key qualified personnel, aligning their interests with the interests of the Company’s shareholders. Additionally, the objective is to ensure that the executives who effectively contribute to the best performance of the Company and its securities have a share in the profits derived from their contribution.

Fiscal Council

The monthly compensation of the Fiscal Council, pursuant to paragraph 3 of Section 162 of Law No. 6,404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each Executive Officer of the Company, excluding benefits, representation funds and profit sharing.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

v.    Existence of unpaid members

No members of the Board of Directors, advisory committees, Board of Executive Officers or Fiscal Council are unpaid for the titles they hold in the Company.

c.    Main performance indicators that are taken into account to determine each element of compensation

The performance indicators that are taken into account to determine the short-term variable compensation are: (i) annual assessment of the “Action Plan,” an instrument entered into with each statutory and non-statutory officer every year, setting forth the results intended by the Company for that year and the actions planned for each one in order to achieve these results; and (ii) global performance result of the Company.

Accordingly, the CP and ILP compensations vary based on the economic results and the operating result of the Company. CP is affected by the assessment of the individual Action Plans (PA), ILP is related to the increase in value of the Company’s shares and performance targets set forth in the Plan.

The amount of short-term incentive to be effectively payed to executives in each fiscal year is tied to the respective individual Action Plans and its assessment varies directly based on the achievement of the results set forth therein.

The performance indicator set forth in the Action Plan is specific for each executive based on his or her functions, for example: for an officer from the business area, the performance indicator may be “achieved sales” and net revenue; while, the performance indicator for an officer from the finance area may encompass financial indicators (such as net revenue, generation of cash flow from operations, commercial and administrative expenses); and finally, the performance indicator for an officer from the technical area may be products developed, etc.

The content of the Action Plan is reviewed annually in the business planning cycle and approved by the Company’s Board of Directors.

Accordingly, every year, each executive is assessed based on the achievement of his or her specific Action Plan and his or her short-term variable compensation is influenced by that result.

d.    Explain how the compensation is structured to reflect the evolution of performance indicators

The short- and long-term variable compensation of all Statutory and Non-Statutory Executive Officers is determined by individual performance indicators, set forth annually in their Action Plans, and by evaluation factors of the Company. Therefore, the short- and long-term variable compensation is directly tied to the evolution of those performance indicators.

e.    Explain how the compensation policy or practice is aligned with the interests of the issuer in the short-, medium- and long-term

The objective of Embraer’s Human Resources Policy is to transmit the Company’s thinking and posture in the adoption of compensation practices that are compatible with the market in order to attract, retain and recognize professionals, aligning individual objectives with corporate objectives, as well as technical requirements and financial conditions, in a system of partnership and sharing of the generated wealth, encouraging all to achieve and surpass previously agreed results.

Embraer aims to maintain a competitive compensation for its management compared to the market in order to retain and attract management members that allow it to achieve its short-, medium- and long-term objectives.

A significant portion of the short-term variable compensation depends directly on the achievement of actual targets by professionals, as detailed in item 13.1(c) of the Company’s Annual Report (Formulário de Referência). In turn, the remaining portion results from a global assessment of the performance of each professional, in view of his or her strategic position in the Company and the practices of companies with similar characteristics in the market. The payment of the short-term variable compensation is also tied to the performance of the Company, assuming the existence of profit in the fiscal year. Accordingly, compensation is tied to the retention of professionals and the achievement of positive results by the Company, which shows the alignment of interests.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

f.    Existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies

Not applicable, as subsidiaries and controlled companies do not pay compensation to members of the Board of Directors, the Board of Executive Officers or the Fiscal Council of Embraer.

g.    Existence of any compensation or benefit tied to the occurrence of a certain corporate event, such as the sale of corporate control of the company

There has been no corporate event related to the sale of control of the company. However, within the scope of the business combination with Boeing, the Board of Directors of the Company approved the granting of bonus and incentives for the retention of executives of the Company, including some Statutory Officers, and the respective payments are subject to the closing of the referred business combination with Boeing, and included in the global budget to be approved by the Annual Shareholders’ Meeting to be held in 2019.

h.    Practices and procedures adopted by the Board of Directors to determine the individual compensation of the members of the Board of Directors and Board of Executive Officers, indicating:6

i.	the bodies and committees of the Company that participate in the decision-making process, identifying how they participate.

The objective of the Human Resources Committee (internally referred to as “Personnel and Governance Committee”), in accordance with its internal regulations, is to advise the Board of Directors in the determination and approval of the compensation and human resources policy of the Company, regarding compensation and benefits criteria, as well as the individual compensation of members of management.

ii.	criteria and methods used to determine individual compensation, informing whether studies to verify market practices are used, and if so, the comparison criteria and coverage of these studies.

The criteria and methods used to determine individual compensation are described in item b) iii above.

iii.	the frequency and form of assessment used by the Board of Directors to evaluate the adequacy of the compensation policy of the company.

The Board of Directors annually assesses the compensation policy of the Company, based on the recommendation of the Human Resources Committee, which recurrently includes this matter in the agenda of its meetings.

[6]	Wording amended by Section 5 of CVM Instruction No. 586, dated June 8, 2017.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.2 – Total compensation of members of the board of directors, statutory board of executive officers and fiscal council

Total compensation expected for the current fiscal year ending December 31, 2019 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	6.67	5.00	22.67
Number of paid members	11.00	6.67	5.00	22.67
Fixed annual compensation
Salary or pró-labore	8,646,000.00	9,077,000.00	816,000.00	18,539,000.00
Direct and indirect benefits(*)	0.00	165,000.00	163,000.00	328,000.00
Participation in committees	2,790,000.00	0.00	0.00	2,790,000.00
Others(**)	2,287,000.00	7,387,000.00	0.00	9,674,000.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	12,605,000.00	0.00	12,605,000.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others(**)	0.00	284,000.00	0.00	284,000.00
Description of other variable compensation
Post-employment	0.00	611,000.00	0.00	611,000.00
Termination of office	0.00	3,480,000.00	0.00	3,480,000.00
Stock-based compensation	0.00	13,002,000.00	0.00	13,002,000.00
Notes	The number of members corresponds to the annual average assessed monthly. Participation in committees refers to the fixed compensation of the members of the Board of Directors who are members of committees.	The number of members corresponds to the annual average assessed monthly. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.	The number of members corresponds to the annual average assessed monthly.
Total compensation	13,723,000.00	46,611,000.00	979,000.00	61,313,000.00

(*)	The amount in the “Direct and indirect benefits” field in the Fiscal Council column refers to the benefits granted in periods prior to their cancellation.
(**)

The amount in the “Others” field corresponds to social contributions paid by the Company as a result of compensation paid. In 2019, social security (INSS) contribution increased by 20% due to the end of the Payroll Tax Exclusion.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Total compensation for the Fiscal Year Ended December 31, 2018 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	8.07	5.05	24.12
Number of paid members	11.00	8.07	5.05	24.12
Fixed annual compensation
Salary or pró-labore	8,217,000.00	11,974,000.00	822,000.00	21,013,000.00
Direct and indirect benefits(*)	131,000.00	605,000.00	21,000.00	757,000.00
Compensation due to Participation in committees	2,790,000.00	0.00	0.00	2,790,000.00
Others(**)	734,000.00	3,160,000.00	54,000.00	3,948,000.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	7,657,000.00	0.00	7,657,000.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others(**)	0.00	313,000.00	0.00	313,000.00
Description of other variable compensation
Post-employment	0.00	832,000.00	0.00	832,000.00
Termination of office	0.00	3,480,000.00	0.00	3,480,000.00
Stock-based compensation	0.00	12,083,000.00	0.00	12,083,000.00
Notes	The number of members corresponds to the annual average assessed monthly. Participation in committees refers to the fixed compensation of the members of the Board of Directors who are members of committees.	The number of members corresponds to the annual average assessed monthly. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.	The number of members corresponds to the annual average assessed monthly.
Total compensation	11,872,000.00	40,103,000.00	897,000.00	52,873,000.00

(*)	The amount in the “Direct and indirect benefits” field of the Fiscal Council column refers to the benefits granted in periods prior to their cancellation.
(**)	The amount in the “Others” field corresponds to social contributions paid by the Company as a result of compensation paid.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Total compensation for the Fiscal Year Ended December 31, 2017 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	7.42	5.00	23.42
Number of paid members	11.00	7.42	5.00	23.42
Fixed annual compensation
Salary or pró-labore	8,120,000.00	11,777,000.00	822,000.00	20,719,000.00
Direct and indirect benefits(*)	221,000.00	554,000.00	80,000.00	855,000.00
Participation in committees	2,553,000.00	0.00	0.00	2,553,000.00
Others(**)	0.00	467,000.00	0.00	467,000.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	7,710,000.00	0.00	7,710,000.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	830,000.00	0.00	830,000.00
Termination of office	0.00	3,480,000.00	0.00	3,480,000.00
Stock-based compensation	0.00	7,590,00.00	0.00	7,590,000.00
Notes	The number of members corresponds to the annual average assessed monthly. Participation in committees refers to the fixed compensation of the members of the Board of Directors who are members of committees.	The number of members corresponds to the annual average assessed monthly. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.	The number of members corresponds to the annual average assessed monthly.
Total compensation	10,894,000.00	32,408,000.00	902,000.00	44,204,000.00

(*)	The amount in the “Direct and indirect benefits” field in the Fiscal Council column refers to the benefits granted in periods prior to their cancellation.
(**)	The amount in the “Others” field corresponds to social contributions paid by the Company as a result of compensation paid.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Total compensation for the Fiscal Year Ended December 31, 2016 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	7.33	5.25	23.58
Number of paid members	11.00	7.33	5.25	23.58
Fixed annual compensation
Salary or pró-labore	7,565,000.00	12,341,000.00	812,000.00	20,718,000.00
Direct and indirect benefits(*)	144,000.00	508,000.00	141,000.00	793,000.00
Participation in committees	1,944,000.00	0.00	0.00	1,944,000.00
Others(**)	0.00	343,000.00	0.00	343,000.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	4,346,000.00	0.00	4,346,000.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00
Post-employment	0.00	929,000.00	0.00	929,000.00
Termination of office	0.00	2,640,000.00	0.00	2,640,000.00
Stock-based compensation	0.00	(10,400,000.00)	0.00	(10,400,000.00)
Notes	The number of members corresponds to the annual average assessed monthly. Participation in committees refers to the fixed compensation of the members of the Board of Directors who are members of committees.	The number of members corresponds to the annual average assessed monthly. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.	The number of members corresponds to the annual average assessed monthly.
Total compensation	9,653,000.00	10,707,000.00	953,000.00	21,313,000.00

(*)	The amount in the “Direct and indirect benefits” field in the Fiscal Council column refers to the benefits granted in periods prior to their cancellation.
(**)	The amount in the “Others” field corresponds to social contributions paid by the Company as a result of compensation paid.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.3 – Variable compensation of the board of directors, statutory board of executive officers and fiscal council

Variable compensation – fiscal year ended December 31, 2018 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	8.07	5.05	24.12
Number of paid members	0.00	8.07	0.00	8.07
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	12,235.00	0.00	12,235.00
Amount set forth in the compensation plan, if targets are achieved	0.00	12,235.00	0.00	12,235.00
Amount effectively recognized in the result of the fiscal year	0.00	7,657.00	0.00	7,657.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, if targets are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Variable compensation – fiscal year ended December 31, 2017 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	7.42	5.00	23.42
Number of paid members	0.00	7.42	0.00	7.42
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	12,185.00	0.00	12,185.00
Amount set forth in the compensation plan, if targets are achieved	0.00	12,185.00	0.00	12,185.00
Amount effectively recognized in the result of the fiscal year	0.00	7,710.00	0.00	7,710.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, if targets are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Variable compensation – fiscal year ended December 31, 2016 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	7.33	5.25	23.58
Number of paid members	0.00	7.33	0.00	7.33
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	13,800.00	0.00	13,800.00
Amount set forth in the compensation plan, if targets were achieved	0.00	13,800.00	0.00	13,800.00
Amount effectively recognized in the result of the fiscal year	0.00	4,346.00	0.00	4,346.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, if targets were achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.4 – Stock-based compensation plan for the board of directors and statutory board of executive officers

The Company currently has two stock-based compensation plans in place, namely, the “Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees,” approved on April 19, 2010 (the “Stock Option Plan”), and the “Long-term Incentive Plan for Executives of Embraer,” approved on February 25, 2014 (the “Phantom Shares Plan”).

Stock Option Plan

a.    Terms and general conditions

The executive officers and employees of the Company and the executive officers (or individuals holding equivalent titles) and employees of the Company’s subsidiaries are eligible to participate in the Stock Option Plan. The Stock Option Plan is managed by the Board of Directors, duly advised by its Human Resources Committee in all stages.

The other terms and conditions of the Stock Option Plan are described in the items below.

b.    Main objectives of the plan

The objectives of the Stock Option Plan are to: (i) retain and attract highly qualified personnel for the Company, identified as key to the future and perpetuity of the Company; and (ii) ensure the individuals who effectively contribute to the best performance of the Company and its securities the right to share the profits derived from their contribution. Additionally, we also intend to ensure the continuity of the management of the Company and its subsidiaries and align the interests of executive officers and key personnel of the Company and its subsidiaries with those of the shareholders of the Company. Once these objectives are achieved, the Stock Option Plan will have contributed to the constant improvement of the results of the Company, providing an increasing return to its shareholders.

c.    How the plan contributes to these objectives

The attractiveness of the Stock Option Plan as a form of variable compensation is linked to the increase of the value of the Company’s shares over time. This type of results-based compensation attracts and retains professionals with the profile desired by the Company, as it ensures these professionals the possibility to share the positive results they helped to achieve. Accordingly, in general, to the extent to which each participant of the Stock Option Plan may contribute to and benefit from the Company’s earnings, the Stock Option Plan aligns the interests of participants with the interests of shareholders, who seek sustainable results in the short-, medium- and long- term.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

d.    How the plan fits within the compensation policy of the company

The Stock Option Plan fits within the compensation policy of the Company as part of a potential long-term incentive, tied to the increase of the value of the Company’s shares at the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or B3.

e.    How the plan aligns the interests of management with the interests of the company in the short-, medium- and long-term

The Stock Option Plan aligns long-term interests, as short-term interests are met by other elements of compensation. Long-term alignment occurs as a result of the nature of the incentive itself: if shares increase in value, shareholders and participants benefit; if shares do not increase in value, shareholders and participants do not benefit. Additionally, the Stock Option Plan also aligns interests by potentially increasing the retention of participants in the Company or even attracting external personnel for hiring.

f.    Maximum number of shares covered

Under the terms of the Stock Option Plan, the Board of Directors is authorized to grant options to purchase of up to 1.5% of the Company’s common shares in each fiscal year or, in the event of capital increase, up to 5% out of the one billion shares cap set forth in Section 7 of the Bylaws. The current capital stock of the Company totals 740,465,044 shares. As of December 31, 2018, the last two grants under the Stock Option Plan were in effect, granted on January 23, 2012 and March 20, 2013. From the total of 9,354,000 stock options granted, 2,275,990 stock options were cancelled and 6,141,302 stock options were exercised. A total of 936,708 stock options are still left to be exercised and are fully exercisable.

g.    Maximum number of options to be granted

Same as item “f” above.

h.    Vesting conditions of the options

As a general rule, the stock options vest as follows and in the following periods: (a) at the end of the third and fourth years, respectively, from the date of the grant of the call option (“Grant Date”), the participant will acquire the right to exercise a portion corresponding to 33% and 33%, respectively, of the shares of the stock option lot(s); and (b) at the end of the fifth year from the Grant Date, the participant will exercise the remaining 34% of shares of the stock option lot(s).

i.    Criteria to determine the purchase or exercise price

The purchase price of the option to purchase the shares will be determined by the Board of Directors on the Grant Date, subject to the following principles: (a) the purchase price will be determined in Brazilian Reais, based on the weighted average trading transactions with the shares of the Company on B3, in the last 60 trading days before the Grant Date; (b) the amount obtained according to the previous item may be, at the discretion of the Board of Directors, increased by up to 30% to adjust for the effect of movements that the Board of Directors deem to be speculative affecting the share price in the same period.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

j.    Criteria to determine the exercise period

Once each portion of the stock option vests, the Participant may exercise it, in whole or in part, as a lump sum or in installments, up to the maximum of seven years from the Grant Date. The maximum period is consistent with the long-term objectives mentioned in items “b” and “c.”

k.    Form of settlement

The purchase price of the stock option will be paid at the moment of the relevant exercise, in Brazilian Reais. The Board of Directors may establish other forms of settlement at the moment it grants the options.

l.    Restriction on the transfer of shares

No restrictions on the transfer of shares apply once they have been exercised.

m.    Criteria and events that, having occurred, cause the suspension, change or termination of the plan

In the event of dissolution and liquidation of the Company, the Stock Option Plan will be terminated and the granted options that have not been exercised at such time will be automatically terminated.

The existing Stock Option Plan and the granted stock options will not prevent corporate reorganization transactions involving the Company. The Board of Directors and the companies involved in such transactions will resolve on the applicable adjustments based on equity to protect the legitimate interests of the Participants.

n.    Effects of the termination of office of members of management bodies of the company on their rights set forth in the stock-based compensation plan

In the event of termination of office of members of management of the Company due to permanent disability and death, the final date of the exercise of the stock option will be anticipated, so as not to exceed 12 months from the date of termination or death, as applicable. If the stock options are exercised, the participant or his or her successors, as applicable, must pay the purchase price in a lump sum, unless otherwise resolved by the Board of Directors.

In the other cases of termination of office of members of management of the Company, the final date of the exercise period will be anticipated; not exceeding six months from the date of termination, and the purchase price must be paid in a lump sum, unless otherwise resolved by the Board of Directors.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Phantom Shares Plan

a.    Terms and general conditions

Executive officers and employees of the Company and executive officers (or individuals holding equivalent titles) and employees of the Company’s subsidiaries are eligible to participate in the Phantom Shares Plan.

The Phantom Shares Plan grants “Virtual Shares” for participants. The Company will pay the amount of the Phantom Shares Plan, by converting the Virtual Shares into Reais based on the average price (weighted by the trading volume) of the shares issued by the Company traded on B3 in the last 30 trading days immediately prior to the 10th day preceding the date on which the Board of Directors determined the respective amounts (also “Grant Date”).

Participants in the plan will receive two classes of Virtual Shares, 50% in the form of “Virtual Restricted Shares” and 50% in the form of “Virtual Performance Shares.”

The other terms and conditions of the Phantom Shares Plan are described in the items below.

b.    Main objectives of the plan

The main objective of this Phantom Shares Plan is to retain and attract highly qualified personnel to the Company and its direct and indirect subsidiaries.

c.    How the plan contributes to these objectives

The Phantom Shares Plan allows executives who can effectively contribute to the best performance of the Company and the increase of the price of the Company’s securities to share the profits derived from their contribution.

d.    How the plan fits in the compensation policy of the company

The Phantom Shares Plan fits in the compensation policy of the Company as a potential long-term incentive.

e.    How the plan aligns the interests of management with the interests of the company in the short-, medium- and long-term

The Phantom Shares Plan integrates the long-term element of the compensation of the Company, as the incentive is paid within a period of three to five years. Moreover, the Participants only vest in the Phantom Shares Plan if the conditions precedent set forth in item “j” below are met, which conditions involve the achievement of the long-term targets of the Company. Another element that aligns long-term interests is tying Phantom Shares Plan amounts to the market value of the shares of the Company, as the amount to be paid is obtained upon the conversion of the Virtual Shares into the official currency of Brazil, or Brazilian Reais (R$), based on the average price (weighted by the trading volume) of the Company’s shares EMBR3 on B3 in the last ten trading days prior to the 15th day of the anniversary months described in item “j” below.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

f.    Maximum number of shares covered

Not applicable, as the Phantom Shares Plan does not provide for the effective delivery of shares of the Company to participants.

g.    Maximum number of options to be granted

Not applicable. No stock options are granted under the Phantom Shares Plan.

h.    Vesting conditions

Not applicable. Once assessed, the amount payable to executives under the Phantom Shares Plan is paid in cash.

i.    Criteria to determine the purchase or exercise price

Not applicable.

j.    Criteria to determine the exercise period

Virtual Restricted Shares: the Participant is entitled to receive the amount corresponding to the Virtual Restricted Shares in the following proportions: (i) 33% after the third anniversary of the Grant Date; (ii) 33% after the fourth anniversary of the Grant Date; and (iii) 34% after the fifth anniversary of the Grant Date. By scheduling the receipt of the incentive, the Company seeks to ensure that Participants work to obtain medium- and long-term results for the Company.

Virtual Performance Shares: the Participant is entitled to receive the amount corresponding to a certain percentage of his or her Virtual Performance Shares after the third anniversary of the Grant Date, subject to the achievement of the corporate targets set forth by the Company, which are, since 2017, tied to the corporate project to cut costs, whose measures are annually reviewed by the Board of Executive Officers and approved by the Board of Directors. The percentage of achievement of targets may vary from 85% to 135%, and the number of Virtual Shares of the Participant is prorated according to these percentages. If the achievement of targets is below 85% in the assessment period, the Participant is not entitled to any payment regarding the granted Virtual Performance Shares.

The maximum payment term of this benefit is consistent with the long-term objectives mentioned in items “b” and “c” above.

k.    Form of settlement

The Phantom Shares Plan will be settled in cash.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

l.    Restrictions on the transfer of shares

Not applicable.

m.    Criteria and events that, having occurred, cause the suspension, change or termination of the plan

In the event of dissolution and liquidation of the Company, the Phantom Shares Plan and the rights granted under it and not yet exercised will be automatically terminated.

n.    Effects of termination of office of members of management bodies of the company on their rights set forth in the stock-based compensation plan

In the event of termination of office of members of the management of the Company due to death or permanent disability of the participant, subject to a different resolution by the Board of Directors, all Virtual Restricted Shares attributed to him or her will be converted into reais based on the average price (weighted by the trading volume) of the Company’s shares on the B3 in the last ten trading days prior to the date of the relevant termination, and payment will be made together with the payment of the other applicable severance pay. With regards to the Virtual Performance Shares, the Participant will be entitled to receive a pro rata amount, based on the period of employment calculated from the Grant Date until termination, and all other conditions set forth in the Phantom Shares Plan will be maintained.

In the event of death, payment will be made to the successors of the Participant, pursuant to the law.

In the event of termination due to retirement of the Participant (except proportional retirement) before the vesting periods to receive the benefit, as described in item “j” above, subject to a different resolution by the Board of Directors, the Participant will not be entitled to any payment related to the Virtual Restricted Shares if termination occurs one year before the Grant Date. If termination occurs one year after the Grant Date, the Participant will be entitled to the full amount, to be paid on the originally scheduled dates. With regards to the Virtual Performance Shares, the Participant will be entitled to receive a pro rata amount, based on the period of employment calculated from the Grant Date until termination, and all other conditions set forth in the Phantom Shares Plan will be maintained.

In the event of Participants that retire in other countries, the same criteria apply, adjusted as required to the specific conditions of local law.

In the other events of termination, the Participant will not be entitled to any Phantom Shares Plan payments, unless otherwise decided by the Board of Directors.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.5 – Stock-based compensation of the board of directors and statutory board of executive officers

Stock-based compensation expected for the current fiscal year – 2019

(Stock Option Plan)

	Board of Directors	Statutory Board of Executive Officers
Total number of members(1)	11	6.67
Number of paid members(2)	0	3
Weighted Average purchase price:
(a) of outstanding options at the beginning of the fiscal year	N/A	R$15.71
(b) of options lost during the fiscal year	N/A	N/A
(c) of options exercised during the fiscal year	N/A	N/A
(d) of options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all granted options	N/A	0.5%

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)	Corresponds to the number of statutory executive officers that are participants of the Stock Option Plan, pursuant to the Official Letter (Ofício Circular) CVM/SEP 03/2019.

Stock-based compensation expected for the fiscal year ended – 2018

(Stock Option Plan)

	Board of Directors	Statutory Board of Executive Officers
Total number of members (1)	11	8.07
Number of paid members (2)	0	8
Weighted Average purchase price:
(a) of outstanding options at the beginning of the fiscal year	N/A	R$14.40
(b) of options lost during the fiscal year	N/A	N/A
(c) of options exercised during the fiscal year	N/A	R$14.31
(d) of options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all granted options	N/A	0.5%

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)	Corresponds to the number of statutory executive officers that are participants of the Stock Option Plan, pursuant to the Official Letter (Ofício Circular) CVM/SEP 03/2019.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Stock-based compensation for the fiscal year ended – 2017

(Stock Option Plan)

	Board of Directors	Statutory Board of Executive Officers
Total number of members (1)	11	7.42
Number of paid members (2)	0	7
Weighted Average purchase price:
(a) of outstanding options at the beginning of the fiscal year	N/A	R$14.39
(b) of options lost during the fiscal year	N/A	N/A
(c) of options exercised during the fiscal year	N/A	R$11.50
(d) of options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all granted options	N/A	0.5%

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)	Corresponds to the number of statutory executive officers that are participants of the Stock Option Plan, pursuant to the Official Letter (Ofício Circular) CVM/SEP 03/2019.

Stock-based compensation for the fiscal year ended – 2016

(Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees)

	Board of Directors	Statutory Board of Executive Officers
Total number of members(1)	11	7.33
Number of paid members(2)	0	8
Weighted Average purchase price:
(a) of outstanding shares at the beginning of the fiscal year	N/A	R$13.74
(b) of shares lost during the fiscal year	N/A	R$14.08
(c) of shares exercised during the fiscal year	N/A	R$11.50
(d) of shares expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all granted options	N/A	1.0%

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)

Corresponds to the number of statutory executive officers that are participants of the Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees, pursuant to the Official Letter (Ofício Circular) CVM/SEP 03/2019.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Grants recognized in the result for the last three fiscal years and the current fiscal year

Stock-based compensation – (Phantom Shares)

Expected for the Fiscal Year – 2019	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11	6.67
Number of paid members(2)	0	N/A
Grant date	N/A	(3)
Number of shares granted	N/A	(3)
Vesting period	N/A	N/A
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)

Corresponds to the number of executive officers and directors, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the Official Letter (Ofício Circular) CVM/SEP 03/2019.

(3)	The grant related to the current fiscal year will be approved the Board of Directors in the fourth month of 2019.

Stock-based compensation – (Phantom Shares)

Fiscal Year – 2018	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11	7th Grant: 8.707
Number of paid members(2)	0	7th Grant: 88
Grant date	N/A	7th Grant: April 12, 2018
Number of shares granted	N/A	7th Grant: 735.735,684, of which 367.367,842 are virtual restricted shares and 367.367,842 are virtual performance shares.
Vesting period	N/A	7th Grant: Virtual restricted shares: •33% as of April 12, 2021 •33% as of April 12, 2022 •34% as of April 12, 2023 Virtual performance shares: 100% on April 12, 2021
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)	Corresponds to the number of statutory executive officers that are participants of Phantom Shares Plan, pursuant to the Official Letter (Ofício Circular) CVM/SEP 03/2019.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Stock-based compensation – (Phantom Shares Plan)

Fiscal Year – 2017	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11	6th Grant: 7.42
Number of paid members(2)	11	6th Grant: 8
Grant date	N/A	6th Grant: August 25, 2017
Number of shares granted	N/A	6th Grant: 721,548, of which 360,774 are virtual restricted shares and 360,774 are virtual performance shares
Vesting period	N/A	6th Grant: Virtual restricted shares: •33% as of August 24, 2020 •33% as of August 24, 2021 •34% as of August 24, 2022 Virtual performance shares(3): 100% on August 24, 2020
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)	Corresponds to the number of statutory executive officers that are participants of the Phantom Shares Plan, pursuant to the Official Letter (Ofício Circular) CVM/SEP 03/2019.
(3)

In August 2017, the review of the calculation method of performance shares was approved; the amounts related to the shares granted in 2015, 2016 and 2017 will be paid in 2020 and the amounts related to the shares granted in 2018 will be paid in 2021, all of which are based on the achievement of the Company’s internal target of cost-cutting and no longer based on the economic value added (Economic Value Added – EVA).

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Stock-based compensation – (Phantom Shares Plan)

Fiscal Year – 2016	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11	7.33
Number of paid members(2)	11	3rd Grant: 6 4th Grant: 2 5th Grant: 1
Grant date	N/A	3rd Grant: March 10, 2016 4th Grant: June 9, 2016 5th Grant: August 25, 2016
Number of shares granted	N/A

3rd Grant 282,280, of which 141,140 are virtual restricted shares and 141,140 are virtual performance shares.

4th Grant: 49,552, of which 24,776 are virtual restricted shares and 24,776 are virtual performance shares.

5th Grant: 70,978, of which 35,489 are virtual restricted shares and 35,489 are virtual performance shares.

Vesting period	N/A

3rd Grant:

Virtual restricted shares:

•33% as of March 10, 2019

•33% as of March 10, 2020

•34% as of March 10, 2021

Virtual performance shares(3):

•100% on March 10, 2020

4th Grant:

Virtual restricted shares:

•33% as of June 9, 2019

•33% as of June 9, 2020

•34% as of June 9, 2021

Virtual performance shares(3):

•100% on June 9, 2020

5th Grant:

Virtual restricted shares:

•33% as of August 25, 2019

•33% as of August 25, 2020

•34% as of August 25, 2021

Virtual performance shares(3):

100% on August 25, 2020

Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)	Corresponds to the number of statutory executive officers that are participants of the Phantom Shares Plan, pursuant to the Official Letter (Ofício Circular) CVM/SEP 03/2019.
(3)

In August 2017, the review of the calculation method of performance shares was approved; the amounts related to the shares granted in 2015, 2016 and 2017 will be paid in 2020 and the amounts related to the shares granted in 2018 will be paid in 2021, all of which are based on the achievement of the Company’s internal target of cost-cutting and no longer based on the economic value added (Economic Value Added – EVA).

Grants recognized in the result of the last three fiscal years and the current fiscal year (Stock Option Plan)

The last grant under the Stock Option Plan occurred on March 20, 2013.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.6 – Information about outstanding options held by the members of the Board of Directors and statutory Board of Executive Officers

Body	Board of Directors	Statutory Board of Executive Officers
Stock Options Plan		Granted on March 20, 2013
Number of members(1)	11	8.07
Number of paid members(2)	0	3
Options not exercisable yet
Number	N/A	—
Date on which the options will become exercisable	N/A	—
Maximum period to exercise the options	N/A	—
Restriction period for the transfer of shares	N/A	—
Weighted Average purchase price	N/A	—
Fair value of the options on the last day of the fiscal year:	N/A	—
Exercisable options
Number	N/A	93,714
Maximum period to exercise the options	N/A	March 20, 2020
Restriction period for the transfer of shares	N/A	—
Weighted Average purchase price	N/A	R$15.71
Fair value of all options on the last day of the fiscal year	N/A	3rd year: R$ 3.51 4th year: R$ 4.00 5th year: R$ 4.35

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)	Corresponds to the number of executive officers and directors that are participants of the Stock Option Program, pursuant to Official Letter (Ofício-Circular) CVM/SEP 03/2019.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.7 – Exercised options and delivered shares related to the stock-based compensation of the board of directors and statutory board of executive officers, in the last three fiscal years

According to the CVM’s guidelines, the tables below set forth information on our Stock Option Plan, which involves the grant of stock options, and our Phantom Shares Plan. However, we clarify again that our Phantom Shares Plan does not involve the effective delivery of shares, but rather a cash payment tied to the appreciation of the shares of the Company, operating as a basis for a certain number of Virtual Shares attributed to the participants. Accordingly, we set forth in the tables below the number of Virtual Shares indeed attributed to participants in each fiscal year and the market value of these shares used to make payments to participants, for which the payments are calculated based on the average price (weighted by the trading volume) of the Company’s shares on B3 in the last ten trading days prior to the 15th day of the anniversary months of payment of the incentive.

We also clarify that the first grant under the Phantom Shares Plan occurred in 2014 and the first portion of payment under the Phantom Shares Plan can only be made after three years. Therefore, no payments were made in 2016. In connection with the payment made in 2017, set forth in the table below, we inform that, in accordance with the rules of the Phantom Shares Plan, the amounts correspond only to 33% of all Virtual Restricted Shares granted and maturing in 2017, as the amount related to the Virtual Performance Shares was not paid due to the non-achievement of the established targets. In 2018, the payments of the second portion were made, i.e., 33% of the total Virtual Restricted Shares granted in 2014 and 33% related to the first portion of the total Virtual Restricted Shares granted in 2015. Total Virtual Performance Shares granted in 2015 will be paid in 2020.

Stock-based compensation – fiscal year ended December 31, 2018

Body	Board of Directors	Statutory Board of Executive Officers
Stock Options Plan		Granted on January 23, 2012
Total number of members(1)	11	8.07
Number of Paid Members(2)	0	5
Exercised Options
Number of shares	N/A	459,000
Weighted Average purchase price	N/A	11.50
Difference between the purchase price and the market value of the shares tied to the exercised options	N/A	R$ 4,711,242.89
Stock Options Plan		Granted on March 20, 2013
Total number of members(1)	11	8.07
Number of Paid Members(2)	0	7
Exercised Options
Number of shares	N/A	919,286
Weighted Average exercise price	N/A	15.71
Difference between the exercise price and the market value of the shares tied to the exercised options		R$ 5,011,617.29
Phantom Shares Plan		Granted on February 25, 2014
Total number of members(1)	11	8.07
Number of Paid Members	0	9
Delivered shares
Number of delivered shares (Virtual Shares/Restricted Shares)	N/A	63,623
Weighted Average purchase price (Reference value, according to the recitals of this item)	N/A	R$21.28
Difference between the purchase price and the market value of the purchased shares	N/A	N/A
Phantom Shares Plan		Granted on March 3, 2015
Total number of members(1)	11	8.07
Number of Paid Members	0	9
Delivered shares
Number of delivered shares (Virtual Shares/Restricted Shares)	N/A	52,788
Weighted Average purchase price (Reference value, according to the recitals of this item)	N/A	R$21.45
Difference between the purchase price and the market value of the purchased shares	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)	Corresponds to the number of executive officers that are participants of the Stock Option Plan, pursuant to Official Letter (Ofício Circular) CVM/SEP 03/2019.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Stock-based compensation – fiscal year ended December 31, 2017

Body	Board of Directors	Statutory Board of Executive Officers
Stock Options Plan		Granted on January 23, 2012
Total number of members(1)	11	7.42
Number of Paid Members(2)	0	1
Exercised options
Number of shares	N/A	44,000
Weighted Average purchase price	N/A	R$11.50
Difference between the purchase price and the market value of the shares tied to the exercised options	N/A	R$ 255,510.00
Phantom Shares Plan		Granted on February 25, 2014
Total number of members(1)	11	7.42
Number of Paid Members	0	7
Delivered shares
Number of delivered shares (Virtual Shares/Restricted Shares)	N/A	60,208
Weighted Average purchase price (Reference value, according to the recitals of this item)	N/A	R$17.95
Difference between the purchase price and the market value of the purchased shares	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)	Corresponds to the number of executive officers that are participants of the Stock Option Program, pursuant to Official Letter (Ofício Circular) CVM/SEP 03/2019.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Stock-based compensation – fiscal year ended December 31, 2016

Body	Board of Directors	Statutory Board of Executive Officers
Stock Options Plan		Granted on January 23, 2012

Total number of members(1)	11	7.33
Number of Paid Members(2)	0	2
Exercised options
Number of shares	N/A	136,350
Weighted Average purchase price	N/A	R$11.50
Difference between the purchase price and the market value of the shares tied to the exercised options	N/A	R$2,320,846.60
Phantom Shares Plan
Delivered shares
Number of delivered shares (Virtual Shares/Restricted Shares)	N/A	N/A
Weighted Average purchase price (Reference value, according to the recitals of this item)	N/A	N/A
Difference between the purchase price and the market value of the purchased shares	N/A	N/A

(1)	The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2 hereof.
(2)	Corresponds to the number of executive officers that are participants of the Stock Option Program, pursuant to Official Letter (Ofício Circular) CVM/SEP 03/2019.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.8 – Information required to understand the data disclosed in items 13.5 to 13.7 – Pricing method of the shares and options

a.    Pricing model

b.    Data and assumptions used in the pricing model, including the weighted average price of the shares, purchase price, expected volatility, life span of the option, expected dividends and risk-free interest rate

c.    Method and assumptions used to incorporate the effects of early exercise

d.    Form of determination of the expected volatility

e.    Any other characteristic of the option incorporated into the measurement of its fair value

Under the Stock Option Plan, the purchase price of each stock option is determined on the grant date of the stock option by the weighted average of the price of the shares in the last 60 trading days, which may be adjusted by up to 30% to cancel any speculative movements. The participant will have a maximum period of five years to exercise the stock option regarding the grants made on April 30, 2010 and January 18, 2011. On January 10, 2012, the Shareholders’ Meeting approved the change in the exercise period of the options to purchase shares to up to seven years from the Grant Date. According to this change, the participant will have a maximum period of seven years to exercise the stock option regarding the grants made on January 23, 2012 and March 20, 2013.

The fair value attributed to the stock options was determined based on the Black & Scholes pricing model. This model takes into account the value of the asset, the purchase price, time to exercise, probability of option to purchase shares being exercised, historical volatility based on the daily closing prices of shares in the last 60 trading days and the weighted interest rate for the period of each lot based on the Brazil interbank deposit rate (DI) published by B3. It is noteworthy that the time until exercise was measured in accordance with management decision and takes into account the end of the grace period as a calculation basis, in other words, the stock options are calculated for exercise periods of three, four and five years. The adoption of this premise has taken into account the understanding of management that the exercise of the option to purchase shares will occur at the end of each grace period due to the high liquidity and high expected gain for each share.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Date and Premises	2010 Grant –
Grant Date	April 30, 2010
Purchase Price (R$)	R$10.19
Expected Volatility (year)	31.72%
Life spam of the stock option (last vesting)	April 30, 2015
Expected Dividends (Payout)	2.10%
Risk-free Interest Rate (per year, 252 business days)	12.45%
Date and Premises	2011 Grant –
Grant Date	January 18, 2011
Purchase Price (R$)	R$12.05
Expected Volatility (year)	31.19%
Life spam of the stock option (last vesting)	January 18, 2016
Expected Dividends (Payout)	2.70%
Risk-free Interest Rate (per year, 252 business days)	12.33%
Date and Premises	Complement to 2011 Grant
Grant Date	March 16, 2011
Purchase Price (R$)	R$12.89
Expected Volatility (year)	29.60%
Life spam of the stock option (last vesting)	March 16, 2016
Expected Dividends (Payout)	2.70%
Risk-free Interest Rate (per year, 252 business days)	12.44%
Date and Premises	2012 Grant –
Grant Date	January 23, 2012
Purchase Price (R$)	R$11.50
Expected Volatility (year)	37.03%
Life spam of the stock option (last vesting)	January 23, 2019
Expected Dividends (Payout)	2.00%
Risk-free Interest Rate (per year, 252 business days)	10.93%
Date and Premises	2013 Grant –
Grant Date	March 20, 2013
Purchase Price (R$)	R$15.71
Expected Volatility (year)	30.11%
Life spam of the stock option (last vesting)	March 20, 2020
Expected Dividends (Payout)	1.62%
Risk-free Interest Rate (per year, 252 business days)	9.33%

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.9 – Shares, membership interests and other convertible securities held by members of management and fiscal council – per body

As of December 31, 2018, the members of the Board of Directors held 1,200 common shares and 310 bonds issued by the Company, the members of the Statutory Board of Executive Officers held 1,010 ADRs, and the members of the Fiscal Council held one common share of the Company. None of them held shares, quotas, any membership interests or other securities convertible into shares of the Company’s subsidiaries.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.10 – Information about the retirement plans granted to the members of the board of directors and statutory executive officers

The social retirement granted by the Company does not cover the Board of Directors of the Company. We set forth below the information related to the Statutory Executive Officers of the Company.

Body	Statutory Board of Executive Officers.
Number of members	Eight officers, all participants of the Retirement Plan.
Number of paid members	Eight officers, all participants of the Retirement Plan.
Name of the plan	Embraer Prev. Complementary Retirement Plan (Plano de Aposentadoria Complementar Embraer Prev.), or Retirement Plan
Number of members of management who meet the conditions to retire	Three members were eligible to retire on December 31, 2018.
Condition for scheduled retirement (Early and Regular)

i-   55 years of age;

ii-  120 monthly contributions;

iii-   Termination of the employment relationship;

iv-   Formal request to the entity.

or

i-   60 years of age;

ii-  60 monthly contributions;

iii-   Termination of the employment relationship;

iv-   Formal request to the entity.

Important notes:

1)  In the event of founding participants, the grace period referred to in item “ii” above will be 60 monthly contributions.

2)  In the event of non-founding participants who are at least 60 years of age, the grace period referred to in item “ii” above will be reduced to 60 monthly contributions, entitling them to an early retirement monthly income.

3)  Founding participants are the employees who were tied to the Sponsor on December 31, 1998 and enrolled in the Complementary Retirement Plan within 60 days from the beginning of its effectiveness, provided that they maintained their relationship on the date of enrollment in the Retirement Plan.

Adjusted accumulated amount of regular contributions accumulated in the retirement plan until the closing of the last fiscal year, excluding the installment related to the contributions directly made by members of management

Employer’s reserve of total savings tied to the eight Statutory Executive Officers who are members of the Retirement Plan, related to retirement plan contributions made by the sponsor Embraer S.A., duly adjusted by the profitability of the plan, as of December 31, 2018: R$7,099,251.28.

We emphasize that the above amount is net of the Administrative Contribution of the Retirement Plan.

Total amount of accumulated regular contributions made during the last fiscal year, excluding the installment related to the contributions directly made by members of management

Contributions of the sponsor Embraer S.A., reverted to the eight Statutory Executive Officers who are members of the Retirement Plan, related to 2018: R$825,583.27.

The Company emphasizes that the above amount is gross, i.e., it includes the administrative contribution of 2% on the contribution of the sponsor.

The net amount is R$809,071.60.

Possibility of early redemption and conditions

Redemption may be made by the participants of the plan who terminate their employment contract with the Company, calculated as follows: 100% of the balance of contributions of the participant and the percentage of the balance of the accounts of the Company, based on uninterrupted time of employment, always taking into account the last employment period, and such balances adjusted by the profitability of the Retirement Plan, as set forth below:

- Until 3 years: 0%;

- From 03 years and 1 day to 5 years: 15%;

- From 05 years and 1 day to 9 years: 25%;

- From 09 years and 1 day to 12 years: 35%;

- From 12 years and 1 day to 15 years: 45%;

- From 15 years and 1 day to 20 years: 65%;

- Above 20 years: 75%.

Important notes:

1) Participants who already meet the time requirement to retire, and before requesting the benefit, may choose to redeem their total balance, provided that their employment contracts are terminated and they choose to cancel their enrollment in the Retirement Plan.

2) Withdrawals may be made in cash up to 25% of the total balance, upon formal request of the benefit to Retirement Plan, and conversion of the remaining balance into benefits calculated monthly varying from 0% to 2% of the remaining balance or for a minimum period of five years and a maximum period of 30 years.

3) Redemption is ensured in the form of a lump sum payment or, at the discretion of the participant, in up to twelve monthly and consecutive installments.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.11 – Maximum, minimum and average individual compensation of the Board of Directors

Annual amounts

	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Number of members	11.00	11.00	11.00	8.07	7.42	7.33	5.05	5.00	5.25
Number of paid members	11.00	11.00	11.00	8.07	7.42	7.33	5.05	5.00	5.25
Amount of the higher Compensation (Reais)	2,185,790.00	2,010,650.00	1,920,000.00	9,665,000.00	8,251,211.67	2,948,788.95	227,520.00	207,993.10	173,000.00
Amount of the lower Compensation (Reais)	337,750.00	299,808.15	256,641.48	2,102,000.00	2,122,648.21	270,841.40	167,130.00	156,532.32	159,000.00
Average amount of Compensation (Reais)	1,079,272.70	990,363.60	877,545.45	4,969,.392.80	4,367,654.98	1,460,709.41	177,623.80	180,400.00	181,523.81

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Note:

Board of Directors
December 31, 2018	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
December 31, 2017	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
December 31, 2016	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

Statutory Board of Executive Officers
December 31, 2018	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
December 31, 2017	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
December 31, 2016	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

Fiscal Council
December 31, 2018	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
December 31, 2017	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
December 31, 2016	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.12 – Compensation or indemnification mechanisms for members of management in case of removal from office or retirement

Directors and officers are covered by a civil liability insurance policy (“D&O”), contracted with Zurich Minas Brasil Seguros S/A in an amount of US$100.0 million. The policy is in effect from June 30, 2018 to June 30, 2019, and has a premium of US$847,124.58.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.13 – Percentage of the total compensation held by members of management and members of the fiscal council who are related parties of the controlling shareholder

Not applicable, as Company’s capital stock became widely held (no controlling shareholders) after its corporate restructuring in May 2006.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.14 – Compensation of management and members of the fiscal council, grouped per body, received for any reason other than the titles they hold

Not applicable, as the members of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council, in the last three fiscal years, did not provide paid, consultancy or advisory services to the Company.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.15 – Compensation of management and members of the fiscal council recognized in the result of direct or indirect parent companies, companies under common control and subsidiaries of the company

No amounts were recognized in the result of companies under common control and subsidiaries of the Company as compensation of members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council. This is not applicable to controlling shareholders, as the Company does not have one.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

13.16 – Other material information

There is no other material information, in addition to those already mentioned in the items above.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Annex VI – Proposed Bylaws

(Pursuant to Section 11, item I, of CVM Instruction No. 481/09)

Bylaws of

EMBRAER S.A.

Article I

Name, Principal Place of Business, Purpose and Duration

Section 1 – Embraer S.A. (the “Company”) is a corporation governed by these Bylaws and the applicable law.

Paragraph 1 – The Company was incorporated as a federal mixed-capital company (sociedade de economia mista) pursuant to an authorization under Decree-Law No. 770, of August 19, 1969, and was privatized in accordance with Law No. 8,031, of April 12, 1990, and Public Notice No. PND-A-05/94-EMBRAER issued by the Executive Committee of the Brazilian Privatization Program, published in the Official Gazette, Part 3, on April 4, 1994, pages 5,774 to 5,783.

Paragraph 2 – Considering that the Company has joined the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão ~~BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros~~ (“Novo Mercado” and “~~BM&FBOVESPA~~B3,” respectively), the Company, its shareholders, including controlling shareholders, directors, officers and members of the fiscal council, when convened, are required to comply with the Novo Mercado Regulations (“Novo Mercado Regulations”).

Principal Place of Business

Section 2 – The Company will have its principal place of business and headquarters in the City of São José dos Campos, State of São Paulo, and may incorporate companies and open branches and other offices as well as appoint agents or representatives anywhere in Brazil or abroad.

Corporate Purpose

Section 3 – The corporate purpose of the Company is as follows:

I.	to design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

II.	to perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

III.	to contribute to the training of technical personnel as necessary for the aerospace industry;

IV.	to engage in other technological, manufacturing and business activities in connection with the aerospace industry, and to provide services therefor;

V.

to design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as perform and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

VI.	to conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Principles

Section 4 – The organization and operation of the Company will be guided by the following principles:

I.

the securities of the Company will be traded on domestic and/or international capital markets in compliance with all applicable regulatory requirements and the requirements of the supervisory institutions of such markets, in order to raise the necessary capital for the growth of the Company as well as preservation of its competitiveness and continuing existence;

II.	all shares of the capital stock of the Company will be common shares;

III.	with respect to the resolutions passed by the Shareholders’ Meetings:

a)	no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights in excess of 5% of the shares of the capital stock; and

b)

foreign shareholders and groups of foreign shareholders, in the aggregate, may not exercise voting rights in excess of two-thirds (2/3) of all voting rights held by the Brazilian shareholders in attendance;

IV.

with due regard for the provisions of Section ~~54,~~56 hereof, no majority group may be formed in advance of the Shareholders’ Meetings under shareholders’ agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter “a” of item III of this Section;

V.	the resolutions and acts by the bodies of the Company listed in Section 9 hereof will be subject to a veto right of the Brazilian Federal Government; and

VI.	the Company shall not issue participation certificates (partes beneficiárias).

Section 5 – The duration of the Company will be for an indefinite period of time.

Article II

Capital Stock and Shares

Capital Stock

Section 6 – The capital stock of the Company, which is fully subscribed to and paid in, is ~~four~~ five billion, ~~seven hundred eighty~~ one hundred fifty- nine million, six hundred seventeen thousand, fifty-two Brazilian Reais and forty-two centavos (R$~~4,789,617,052.42~~ 5,159,617,052.42), divided into seven hundred forty million, four hundred sixty-five thousand, forty-four (740,465,044) registered common shares, one of which will be a Golden Share (Section 9), and all of which with no par value.

Paragraph 1 – At all times the capital stock of the Company will be divided into common shares only, no preferred shares being permitted.

Paragraph 2 – The single Golden Share of the Brazilian Federal Government will be entitled to all prerogatives attached thereto for as long as such Golden Share is owned by the Brazilian Federal Government (pursuant to Section 8 of Law No. 9,491/97).

Section 7 – According to Section 168 of Law No. 6,404, of December 15, 1976, as amended (“Law No. 6,404/76”) the capital stock of the Company may be increased up to one billion (1,000,000,000) common shares, by a resolution of the Board of Directors, irrespective of any amendment to these Bylaws.

Paragraph 1 – It is incumbent on the Board of Directors to establish the number of shares to be issued and the price thereof, as well as the time and terms of payment; provided, however, that a subscription to be paid in kind will be contingent on approval of the relevant appraisal report by the Shareholders’ Meeting, as required by law.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph 2 – Within the limit of the authorized capital, the Board of Directors will be free:

a)	to take action on the issuance of warrants~~;~~, including when attributed as an additional advantage to subscribers of shares or debentures convertible into shares;

b)

in accordance with a plan approved by the Shareholders’ Meeting, to grant stock options to the directors, executive officers and employees of the Company or its controlled companies, the shareholders having no preemptive rights of purchase with respect to such shares; and

c)	to approve an increase of the capital stock by way of capitalization of earnings or reserves, with or without a stock dividend.

Paragraph 3 – In the event of an issuance of shares in connection with an increase of the capital stock, where such shares will be placed through a sale on a stock exchange or a public offering, the preemptive rights of the existing shareholders may be excluded or the time limit for exercise of such rights may be reduced.

Paragraph 4 – The provisions of this Section will also apply to an issuance of convertible debentures or warrants, unless these securities are offered as an additional advantage to subscribers of shares or convertible debentures.

Form of Shares

Section 8 – All shares of the Company will be in book-entry form and will be held in deposit accounts in the name of their owners with a financial institution authorized to operate by the Brazilian Securities Commission (Comissão de Valores Mobiliários, “CVM”), as selected by the Board of Executive Officers.

Paragraph 1 – Such registrar of the book-entry shares will charge directly to the Company the cost of its services.

Paragraph 2 – Such registrar will control the number of shares owned by Brazilian and foreign individuals and legal entities, with due regard for the provisions of Paragraph 2 of Section 10 hereof.

Golden Share of the Brazilian Federal Government

Section 9 – The Golden Share confers on the Brazilian Federal Government veto powers over the following matters:

I.	change in the name of the Company or its corporate purposes;

II.	modification and/or use of the Company’s logo;

III.	creation of and/or changes in military programs involving the Federative Republic of Brazil or otherwise;

IV.	technological training of third parties in connection with military programs;

V.	discontinuance of a supply of spare parts to service military aircraft;

VI.	change in a controlling interest in the Company; and

VII.

any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item ~~XIII~~XII of Section ~~39~~41 and Article VII; and (ii) the rights conferred by these Bylaws on the Golden Share.

Paragraph 1 – The conduct of a public offering for the purchase of the Company’s shares, as referred to in Section ~~54~~56 hereof, will require the prior approval of the Brazilian Federal Government as the owner of the Golden Share.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph 2 – Subject to the provisions of Law No. 6,404/76 and Section 18, item III, of these Bylaws, the matters listed in this Section will fall within the decision-making authority of the Board of Directors of the Company and will be subject to the following procedures:

I.	the matter at hand will be the object of a resolution of the Board of Directors;

II.

if the matter at hand is approved by the Board of Directors, the Chairman of the Board will notify the director elected by the Brazilian Federal Government to either exercise his veto right or express his approval, within a period of 30 days from receipt of such notice;

III.

after expiration of the period mentioned in item II above, a new meeting of the Board of Directors will be convened: (i) to reconsider the resolution, if the Brazilian Federal Government exercised its veto right; or (ii) to confirm the resolution, if the Brazilian Federal Government expressed its approval or failed to voice an opinion within the period referred to above; and

IV.

if the resolution is confirmed by the Board of Directors, the matter at hand will be submitted to the Shareholders’ Meeting for approval, where so required by applicable legislation, at which time the Brazilian Federal Government may yet again exercise its veto power under this Section.

Paragraph 3 – Without prejudice to the procedure defined in Paragraph 2 above, all matters to be acted on by the Board of Directors that are subject to veto by the Brazilian Federal Government, as holder of the golden share, must also be communicated in advance to the Ministry of ~~Finance~~ the Economy by notice given concurrently with the notice mentioned in item II above, and the Ministry of the Economy must make a statement on the matter within 30 days after receipt of the notice referred to in item II above.

Article III

Shareholders

Brazilian Shareholders

Section 10 – For the purposes of these Bylaws, the following are considered to be Brazilian shareholders (“Brazilian Shareholders”):

I.	individuals born or naturalized in Brazil, residing in Brazil or abroad;

II.	legal entities organized under Brazilian private law and having their management based in Brazil; provided that such entities:

a)	do not have a foreign controlling shareholder or parent company, unless the latter falls under letter “b” of this item I; and

b)	are controlled either directly or indirectly by one or more individuals as mentioned in item I;

III.

investment funds or investment clubs organized under the laws of Brazil and having their management based in Brazil; provided that their administrators and/or majority of its quota holders are individuals or entities as mentioned in items I or II.

Paragraph 1 – The Company will keep a registry of its Brazilian Shareholders and Foreign Shareholders, as defined in this Section and Section 11 hereof.

Paragraph 2 – A Brazilian Shareholder will be required to show evidence to the Company and the registrar of its book-entry shares that such Brazilian Shareholder meets the requirements of this Section, and only after such evidence is produced will the name of such Brazilian Shareholder be entered on the registry of Brazilian Shareholders.

Foreign Shareholders

Section 11 – For the purposes of these Bylaws, foreign shareholders (“Foreign Shareholders”) will be individuals, legal entities, investment funds or investment clubs and any other organizations not encompassed by the provisions of Section 10 hereof, as well those that fail to show evidence that they meet the requirements for registration as Brazilian Shareholders, according to Paragraph 2 of Section 10 hereof.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Shareholder Group

Section 12 – For the purposes of these Bylaws, two or more shareholders of the Company will be considered to form a group of shareholders (each a “Shareholder Group”) if:

I.	such shareholders are parties to a voting agreements, either directly or through a parent company, a controlled company or a company under common control;

II.	one shareholder is directly or indirectly a controlling shareholder or parent company of the other shareholder(s);

III.	such shareholders are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves; or

IV.

such shareholders are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, pools of rights or any other form of organization or undertaking having the same administrators or managers, or having administrators or managers that are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves.

Paragraph 1 – In the case of investment funds having a common administrator, there shall be considered to form a Shareholder Group only those funds whose policies on investments and voting at Shareholders’ Meetings, according to the relevant Bylaws, fall under the discretionary duties of such common administrator.

Paragraph 2 – For the purpose of these Bylaws, the holders of securities issued in connection with a Depositary Receipts program of the Company will not be considered a Shareholder Group, unless they fall within the provisions of the preceding items of this Section.

Paragraph 3 – A Shareholder Group will be deemed to be foreign (a “Foreign Shareholder Group”) if one or more of its members is a Foreign Shareholder.

Paragraph 4 – In addition to the foregoing provisions of this Section, there shall be deemed to be members of the same Shareholder Group, in any given Shareholders’ Meeting, any shareholders or Shareholder Groups that are represented by the same attorney-in-fact, executive officer, director or other representative, except for the holders of securities issued in connection with a Depositary Receipts program of the Company, when represented by the relevant Depositary Bank.

Paragraph 5 – In the case of a shareholders’ agreement that regulates the exercise of voting rights, all signatories thereto will be deemed to be members of the same Shareholder Group, according to the terms of this Section, for the purpose of limitation of number of votes, as referred to in Section 14 hereof.

Obligation to Disclose

Section 13 – Every shareholder or Shareholder Group is required to disclose, by notice to the Company and the stock exchanges on which the securities of the Company are traded, any ~~acquisition of shares that exceeds 5% of capital stock of the Company, when added to the shares already owned~~ negotiation of securities through which its direct or indirect equity interest regarding the type or class of shares representing the capital stock of the Company increases or decreases by five percent (5%), ten percent (10%), fifteen percent (15%) and so on successively~~or multiples thereof~~.

Paragraph 1 – The same requirement applies to the holders of convertible debentures and warrants carrying rights to acquire shares in the amounts mentioned in this Section.

Paragraph 2 – A violation of the provisions of this Section will give rise to the penalties described in Section 16 below.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Voting Rights

Section 14 – Each common share will be entitled to one vote on the resolutions adopted at the Shareholders’ Meetings, subject to the following limitations:

I.	no shareholder or Shareholder Group, whether Brazilian or foreign, may cast votes in excess of 5% of the issued and outstanding shares of the Company; and

II.	the Foreign Shareholders, in the aggregate, may not cast at each Shareholders’ Meeting votes in excess of two-thirds (2/3) of the votes that may be cast by the Brazilian Shareholders in attendance.

Sole Paragraph – Any votes that exceed the limits established in this Section will not be computed with respect to the resolutions of the Shareholders’ Meetings.

Section 15 – For the purpose of the provision of item II of Section 14, after a Shareholders’ Meeting is called to order:

I.

the Chairman of the Meeting will compute based on the Shareholder Attendance List and will announce to the Meeting (as required by Section 22, Paragraph 3 below) the total number of votes that may be cast by the Brazilian Shareholders and the Foreign Shareholders in attendance, with due regard for the provisions of items I and II of Section 14; and

II.

if the total votes of the Foreign Shareholders exceed two-thirds (2/3) of the votes that may be cast by the Brazilian Shareholders, then the number of votes of each Foreign Shareholder will be reduced on a pro rata basis from the excess percentage, so that the total votes of the Foreign Shareholders do not exceed the limit of 40% of the total votes that may be cast at the Shareholders’ Meeting.

Paragraph 1 – In the case of Foreign Shareholders and Foreign Shareholder Groups, the limits mentioned above will be applied jointly and successively.

Paragraph 2 – The Chairman of the Shareholders’ Meeting will announce the number of votes that may be cast by each shareholder in attendance, after application of the rules in Section 14 and this Section.

Suspension of Rights

Section 16 – The Shareholders’ Meeting may suspend the rights, including the voting rights, of a shareholder that fails to comply with any obligation imposed by law and the regulations issued thereunder, or these Bylaws, including the requirement to evidence Brazilian nationality as per Paragraph 2 of Section 10 hereof.

Paragraph 1 – Such suspension of rights may be acted on by any Shareholders’ Meeting, whether annual or extraordinary; provided that the matter is included in the agenda of the Meeting.

Paragraph 2 – The shareholders representing at least 5% of the capital stock of the Company may call a Shareholders’ Meeting, where the Board of Directors fails to comply, within eight days, with a request for a Shareholders’ Meeting indicating the breach of an obligation and the name of the breaching shareholder.

Paragraph 3 – It will be incumbent on the Shareholders’ Meeting that approves suspension of the political rights of a shareholder to also define, inter alia, the scope and duration of such suspension, provided, however, that no suspension of the statutory rights to oversight and to request information will be permitted.

Paragraph 4 – A suspension of rights will cease as soon as the obligation in question is fulfilled.

Shareholders’ Agreement

Section 17 – The Company will not file any shareholders’ agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Article IV

Shareholders’ Meeting

Authority

Section 18 – In addition to the duties mentioned in Section 122 and other provisions of Law No. 6,404/76, the Shareholders’ Meeting will have sole authority to take the following actions:

I.	to elect and remove the members of the Board of Directors;

II.	to elect and remove the members of the Fiscal Council and to determine their compensation;

III.	when required by applicable legislation, to decide on the matters subject to the veto power of the Brazilian Federal Government as holder of the Golden Share, pursuant to Section 9 hereof;

IV.	to determine the aggregate annual compensation of the directors and executive officers of the Company;

V.	to decide on the proposed delisting of the Company from the Novo Mercado of ~~BM&FBOVESPA~~B3;

VI.	to select the expert firm responsible for appraisal of the Company and preparation of the relevant report in those cases mentioned in Article VIII hereof;

VII.

to approve stock option plans for the directors, executive officers and/or employees of the Company or companies controlled by the Company, according to the terms of Section 7, Paragraph 2, letter “b” hereof;

~~VIII.~~	~~to allocate profit sharing to the directors, executive officers and/or employees of the Company, subject to the statutory limitations and the human resources policy of the Company;~~

VIII.	to decide on any allocation of earnings and payment of dividends by the Company, as proposed by the management; ~~and~~

IX.	to elect the liquidator as well as the Fiscal Council that will operate during the period of liquidation of the Company; and

X.	to dismiss the requirement of conducting a tender offer to delist from the Novo Mercado.

Sole Paragraph - The resolution referred to in item X of this Section must be taken by majority vote of the shareholders of outstanding shares attending the Meeting, disregarding blank votes. If the Meeting is convened on first call, shareholders representing at least two-thirds (2/3) of total outstanding shares must be in attendance; and if convened on second call, any number of shareholders representing outstanding shares may be in attendance.

Notice

Section 19 – The Shareholders’ Meetings will be called by the Board of Directors or, where so provided by law, by the shareholders or the Fiscal Council. Notice of the Shareholders’ Meetings will be given at least 30 days in advance, as counted from first publication of notice. If the Meeting is not held, a second notice will be published at least 15 days in advance.

Qualification and Representation

Section 20 – The shareholders present at a Shareholders’ Meeting must evidence their capacity as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11) by producing a valid identification document or lodging with the Company, no later than 48 hours prior to the time scheduled for the Shareholders’ Meeting, proof furnished by the registrar of book-entry shares or the custodian of any shares, in accordance with Section 40 of Law No. 6,404/76.

Paragraph 1 – The Company will waive submission of proof of ownership by a holder of book-entry shares whose name appears on the list of shareholders provided by the financial institution acting as registrar.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph 2 – A shareholder may be represented at a Shareholders’ Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, ~~provided that~~ who must file the relevant proxy statement is filed ~~with~~ at the principal place of business of the Company within 48 hours prior to the time scheduled for the Shareholders’ Meeting.

Quorum

Section 21 – A Shareholders’ Meeting will be called to order, on first call, upon attendance by shareholders representing at least 25% of the voting capital stock, except where a statute requires a higher quorum; and on second call~~, with any number of shareholders in attendance, with due regard for the provision in Paragraph 3 of Section 55 hereof~~.

Shareholder Attendance Book

Section 22 – Before the proceedings at a Shareholders’ Meeting are opened, the shareholders will sign the “Shareholder Attendance Book”, with an indication of their name and domicile, number of shares owned, and their qualification as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11).

Paragraph 1 – The list of shareholders present will be closed by the Chairman of the Shareholders’ Meeting once the Meeting is called to order.

Paragraph 2 – The shareholders that arrive at a Shareholders’ Meeting after the attendance list is closed may participate in the meeting, but will not be entitled to vote on any of its resolutions. Additionally, their shares will not be counted to determine the total votes attributed to the Brazilian Shareholders and the Foreign Shareholders.

Paragraph 3 – After the list of shareholders is closed, the Chairman of the Meeting will announce the number of votes that may be cast by each Brazilian Shareholder and each Foreign Shareholder, in keeping with the provisions of Sections 14 and 15 hereof.

Presiding Officers

Section 23 – The proceedings of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors or, in his absence or impediment, by the Vice Chairman of the Board; in the case of absence or impediment of both of them, a shareholder elected by the Shareholders’ Meeting from among those present will act as Chairman.

Paragraph 1 – The Secretary of the Shareholders’ Meeting will be selected by the Chairman.

Paragraph 2 – The Investor Relations Officer or his designee will necessarily attend all Shareholders’ Meetings in order to provide any clarification and information to the shareholders and the Presiding Officers about the affairs falling within his duties under these Bylaws. Notwithstanding the foregoing, it will be solely incumbent on the Chairman of the meeting, with due regard for the rules established in these Bylaws, to make any decisions concerning the number of votes of each shareholder or the qualification of each shareholder as a Brazilian Shareholder or a Foreign Shareholder.

Voting

Section 24 – With respect to the resolutions of the Shareholders’ Meetings, the votes cast by the Brazilian Shareholders will be computed separately from those cast by the Foreign Shareholders (Sections 10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof.

Sole Paragraph – The Shareholders’ Meeting will only take action on the matters expressly contemplated in the agenda for the meeting, as set forth in the relevant notice, but no matter may be acted upon under a general item contained in the agenda.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Article V

Board of Directors, Board of Executive Officers and Fiscal Council

Management of the Company

Section 25 – The management bodies of the Company are the Board of Directors and the Board of Executive Officers.

Sole Paragraph – The Board of Directors is the collegiate decision-making body of the Company, while representation of the Company will be incumbent on the executive officers only.

Acceptance of Office

Section 26 – The directors, executive officers and members of the Fiscal Council will take office by executing a deed of investiture recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be~~, and executing a Manager Consent or Member of Fiscal Council Consent, as mentioned in the Novo Mercado Regulations, in compliance with the applicable provisions of law~~.

Part I

Board of Directors

Composition

Section 27 – The Board of Directors will be composed of at least nine and no more than eleven ~~11~~ members, all of whom will be elected by the Shareholders’ Meeting for a unified two years term, reelection being permitted, with due regard for the provisions in Paragraphs 1 and 2 below.

Paragraph 1 – The Brazilian Federal Government as the holder of the Golden Share is entitled to elect one acting Board member and his alternate.

Paragraph 2 – The employees of the Company will be entitled to elect, by separate vote, two acting Board members and their alternates as follows: one Board member and his alternate will be appointed by the Employee Investment Club of the Company (CIEMB—Clube de Investimentos dos Empregados da Embraer), and one Board member and his alternate will be appointed by the non-shareholder employees of the Company.

Paragraph 3 – The remaining ~~eight~~ Board members will be elected by the other shareholders of the Company, subject to the provisions of Sections 31 and 32 hereof. It will be incumbent on the Chairman of the Shareholders’ Meeting, when conducting the proceedings related to the election of Board members, to determine the voting mechanism for election of Board members, as contemplated in this Paragraph (Section 31 or Section 32).

Paragraph 4 – Subject to the introduction and paragraphs 1 and 2 of this Section, the number of members of the Board of Directors in each term of office will be determined at the Shareholders’ Meeting whose agenda includes the election of members of the Board of Directors.

Paragraph ~~4~~5 – No member of the Board of Directors may hold a position as executive officer of the Company.

Paragraph ~~5~~6 - At least two (2) or twenty percent (20%), whichever is higher, of the directors will be Independent Directors, as defined in the Novo Mercado Regulations and expressly acknowledged as such in the minutes of the Shareholders’ Meeting that elects such directors; provided that there shall be deemed independent director(s) any director(s) elected under the permission in Section 141, Paragraph 4 of Law No. 6,404/76, subject to the provision of Section 32, Paragraph 7 hereof.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph ~~6~~7 - ~~Where compliance with the percentage in~~ If the calculation of the percentage referred to in the preceding Paragraph results in a fractional number of directors, ~~the rounding procedure set forth in the Novo Mercado Regulations will be adopted~~ this percentage will be rounded up to the next whole number.

Section 28 – The Board of Directors will have a Chairman and a Vice Chairman, who will be ~~selected~~ elected by the Shareholders’ Meeting shortly after election of the Board members.

Section 29 – The replacement of the members of the Board of Directors in the case of absence, impediment or as a result of a vacancy will be conducted as follows:

I.

except as provided in items IV, V and VI below, in the event of impediment or vacancy with respect ~~to any office of director, the remaining members of~~ up to two directors, the Board of Directors will continue to be composed of the remaining members until the end of their terms of office or, at the discretion of the Board of Directors, the remaining members of the Board of Directors will appoint a substitute(s) that will serve until the next Shareholders’ Meeting, at which time a replacement(s) will be elected. In the event of vacancy with respect to more than two directors ~~will appoint a substitute that will serve until the next~~, the following rules apply: (x) if the vacancy does not refer to the majority of positions, the other members of the Board of Directors may call a Shareholders’ Meeting to elect the substitute(s) or directly appoint the substitute(s), and no more than two seats in the Board of Directors can remain vacant; (y) if the vacancy refers to the majority of positions, a Shareholders’ Meeting~~, at which time a replacement will be~~ elected must be called to elect their substitutes. In both cases, substitutes must serve for the remaining terms of office of the directors they replaced;

II.	in the event of temporary absence or impediment of the Chairman of the Board, his duties will be discharged by the Vice Chairman of the Board on a temporary basis;

III.

in the event of a vacancy in the office of the Chairman of the Board of Directors, the Vice Chairman of the Board will serve as Chairman of the Board for the unexpired term of office, and the remaining members of the Board of Directors will promptly appoint a new Vice Chairman of the Board, who will discharge his duties until the next following Shareholders’ Meeting, at which time a replacement will be elected;

IV.	in the event of impediment of any acting director referred to in Paragraphs 1 and 2 of Section 27, his alternate will serve until such time as the impediment will have ceased;

V.

in the event of a vacancy with respect to any acting director referred to in Paragraphs 1 and 2 of Section 27, his alternate will serve until the next following Shareholders’ Meeting, which will elect a replacement; and

VI.

in the event of simultaneous vacancy with respect to both an acting and an alternate director referred to in Paragraphs 1 and 2 of Section 27, the Board will promptly call a Shareholders’ Meeting to fill the vacant positions.

Members of the Board of Directors

Section 30 – The members of the Board of Directors must be persons of upstanding reputation and, unless a waiver is given by the Shareholders’ Meeting, may not:

I.	hold positions in companies that could be regarded as competitors of the Company; or

II.	have or represent interests that conflict with those of the Company.

Paragraph 1 – For the purpose of the provision in Section 115 of Law No. 6,404/76, a vote cast by a shareholder for election of a Board member that does not meet the requirements of this Section will be deemed an abusive vote.

Paragraph 2 – No member of the Board of Directors may have access to information, participate in Board meetings or cast a vote where such member has or represents interests that conflict with those of the Company.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

~~Paragraph 3 – With regard to the election of the members of the Board of Directors as contemplated in Paragraph 3 of Section 27 hereof, and irrespective of the election mechanism to be adopted (Section 31 or Section 32), any shareholder that wishes to nominate a candidate that is not a Board member must give written notice to the Company no later than ten days prior to the relevant Shareholders’ Meeting, indicating the name and other particulars and professional résumé of each such person, together with a consent signed by the candidate agreeing to run for office. At least eight days prior to the Shareholders’ Meeting, the Company will publish a notice to the shareholders indicating the place where they may obtain a list of all candidates proposed according to this Paragraph and a copy of their particulars and professional résumés.~~

Election by Slate

Section 31 – Except as provided in Section 32 hereof, election of members of the Board of Directors as contemplated in Paragraph 3 of Section 27 will be conducted according to a slate system, whereby no vote may be cast for an individual candidate.

Paragraph 1 – In the case of an election as referred to in this Section 31, the Board of Directors will nominate a slate; provided that the management of the Company, no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, will send to the ~~Stock Exchange~~ stock exchange, will post on the Company’s website and will make available to the shareholders at the Company’s principal place of business a document containing the names and other particulars and résumés of the candidates for the positions of acting Board members listed on the slate referred to in this Paragraph.

Paragraph 2 – Any ~~other~~ shareholder or group of shareholders may propose another slate for the Board of Directors, subject to the following rules:

a)

the proposal should be notified in writing to the Company ~~no later than ten days prior to the date of the Shareholders’ Meeting~~, provided, further, that the same shareholder or group of shareholders may not submit more than one slate;

b)

the notice should ~~contain~~ indicate the names for the slate and, for members who are not members of the Board of Directors or members of the slate indicated by the Board of Directors, the notice should indicate the respective qualification and professional résumés, executed instrument certifying acceptance to run in the election, as well as other information and documents ~~mentioned in Paragraph 3 of Section 30, with an indication of the members~~ required by applicable law;

c)

~~no later than eight days prior~~before the date of the Shareholders’ Meeting, the Company will publish a notice informing the place where the shareholders may obtain a copy of the proposed slate and a copy of the qualification and professional résumés of the candidates, such notice to be posted on the Company’s website as well.

Paragraph 3 – The name of a same person may appear in two or more slates, including the slate mentioned in Paragraph 1.

Paragraph 4 – Each shareholder may only vote for one slate, and all votes will be computed with due regard for the limitations provided for in Sections 14 and 15 hereof. The candidates in the slate receiving the largest number of votes at the Shareholders’ Meeting will be elected.

Election by Cumulative Voting

Section 32 – In connection with the election of the members of the Board of Directors as contemplated in Paragraph 3 of Section 27, the shareholders representing at least 5% of the voting capital stock will be free to request the adoption of the cumulative voting method, no later than 48 hours prior to the date of the Shareholders’ Meeting.

Paragraph 1 – Promptly upon receiving such a request, the Company will publish a notice to the shareholders communicating that the election will be conducted according to the method of cumulative voting.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph 2 – After the Shareholders’ Meeting is called to order, the Presiding Officers will determine, based on the Brazilian Shareholders and the Foreign Shareholders that have signed the Shareholder Attendance Book and the number of their shares, the number of votes that each Brazilian or foreign shareholder may cast, subject to the following rules:

a)

firstly, a calculation will be made of the number of votes that each shareholder may cast according to the provision of item I of Section 14, ascribing to each share that does not exceed 5% of the total of the shares of the Company’s capital stock as many votes as correspond to the number of members of the Board of Directors to be elected; and

b)

secondly, if the aggregate votes of the Foreign Shareholders exceed two-thirds (2/3) of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor will be applied to the votes of each Foreign Shareholder so as to make them compliant with the limit in item II of Section 14.

Paragraph 3 – The following persons may be candidates for positions on the Board of Directors:

a)	the persons on the slates referred to in Paragraphs 1 and 2 of Section 31; and

b)

a candidate that is nominated by any shareholder and is not a member of ~~the Board of Directors, pursuant to Paragraph 3 of Section 30~~the proposed slate must send his or her qualification and professional résumé, the executed instrument certifying his or her acceptance to run in the election and other information and documents required by applicable regulations.

Paragraph 4 – Each shareholder will have the right to give the votes ascribed to him pursuant to Paragraph 2 to a single candidate, or to distribute such votes among several candidates. The members that receive the largest number of votes will be elected.

Paragraph 5 – Any offices that fail to be filled due to a tie vote will be up for a new vote, according to the same method but adjusted for the number of votes that each shareholder will be entitled to cast given the number of positions to be filled.

Paragraph 6 – Whenever an election is conducted according to the foregoing method, removal of any Board member by the Shareholders’ Meeting will entail removal of all other members and the holding of a new election; if a vacancy occurs for any other reasons, the following Shareholders’ Meeting will hold a new election of the entire Board.

Paragraph 7 – Paragraph 4 of Section 141 of Law No. 6,404/76 will only be applicable if the Company has a controlling shareholder.

Authority

Section 33 – It is incumbent on the Board of Directors:

I.	to establish the general business policies of the Company;

II.	to elect and remove the executive officers of the Company and to establish their duties, in keeping with the provisions of these Bylaws;

III.	to designate from among the executive officers of the Company, the officer that will serve as the Investor Relations Officer, pursuant to the regulations issued by the CVM;

IV.

to oversee the performance of the executive officers of the Company, to examine at any time the corporate books and documents, and to request information on agreements entered into or about to be entered into and any other acts;

V.	to review the quarterly results of the operations of the Company;

VI.	to review the management report and the accounts of the Board of Executive Officers, and to make a decision regarding their submission to the Shareholders’ Meeting;

VII.	to call on the independent auditors in order to provide clarification on the affairs of the Company, as deemed necessary;

VIII.	to call the Annual Shareholders’ Meeting and, where appropriate, the Extraordinary Shareholders’ Meeting;

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

IX.	to approve annual and multiannual budgets, strategic plans, expansion programs and investment programs of the Company, as well as to monitor their implementation;

X.	to review the matters subject to the veto power of the Brazilian Federal Government and to submit such matters to the Shareholders’ Meeting for its consideration, where required by Law No. 6,404/76;

XI.	to issue a prior opinion on any matter to be submitted to the Shareholders’ Meeting;

XII.	to take action on:

a)	the issuance of shares of the authorized capital, subject to the provisions of Section 7 and its Paragraph 1;

b)	the issuance of warrants and the grant of stock options, subject to the provisions of Paragraph 2 of Section 7 and the relevant plan approved by the Shareholders’ Meeting; or

c)	the acquisition by the Company of shares of its own capital stock to be kept as treasury shares or for subsequent cancellation or disposal;

XIII.

to approve the disposal or encumbrance of fixed assets having a value in excess of one percent (1%) of the Shareholder’s Equity of the Company as shown in the latest consolidated financial statements of the Company released prior to the resolution of the Board of Directors in question, by way of a Standard Financial Statement Form (Formulário Demonstrações Financeiras Padronizadas – DFP) or Quarterly Information Form (Formulário de Informações Trimestrais – ITR), whichever is more recent;

XIV.	to take action on the issuance by the Company of non-convertible ordinary unsecured debentures, pursuant to prevailing regulations;

XV.

to authorize the issuance by the Company of credit instruments for the raising of money, such as bonds, notes, commercial papers and other instruments, according to usual market practices, and to establish the terms for issuance and redemption of such instruments;

XVI.

To approve the formation and closing down of ~~companies and~~directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature, as well as the direct holding by the Company of an ownership interest in other companies or undertakings of any kind whatsoever, in Brazil or abroad, and the sale of such ownership interest;

XVII.

To authorize the Company to ~~extend financing and/or offer security or guarantee~~ obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including, for example, security, accommodation, suretyship, expense, advance or credit offer in benefit of third parties, ~~with due regard for~~ without prejudice to the provisions of item ~~XII~~XI of Section ~~39,~~41 below;

XVIII.	to open and close operating units of the Company;

XIX.

To approve ~~the policies~~the following policies: (i) appointment of members of the board of directors, its advisory committees and statutory board of executive officers; (ii) risk management; (iii) related party transactions; (iv) securities trading; and (v) compensation and human resources policies of the Company, including criteria for compensation, rights and benefits;

XX.	To attribute to directors and executive officers and/or employees of the Company profit sharing, subject to legal limits and the human resources policy of the Company;

XXI.	to authorize a transfer of corporate funds to employee associations, charitable, recreational and private pension entities, as well as any donation of corporate funds to a third party;

XXII.	to select and remove the Company’s independent auditors;

XXIII.

to approve the execution of any agreements or transactions of any kind involving, on the one part, the Company and, on the other part: (i) any shareholder of the Company that holds more than 5% of its capital stock; (ii) any directors or executive officers of the Company, or their spouses and relatives up to the 4th degree of kinship; or (iii) any companies controlling, controlled by or under common control with or affiliated with any one of the parties mentioned in clauses (i) and (ii);

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

~~XXII.~~

~~To define the list of three expert firms from which the Shareholders’ Meeting will select the firm that will make an economic appraisal of the Company and will prepare the required report, in those cases mentioned in Articles VII and VIII hereof;~~

XXIV.

to issue a prior favorable or unfavorable opinion with respect to any tender offer for the shares of the capital stock of the Company, as expressed in a well-reasoned report to be issued no later than 15 days after publication of the notice for such tender offer, covering at least (i) the convenience and timeliness of the tender offer in light of the interests of the Company and the interests of shareholders ~~and the liquidity of their securities; (ii) the impact of the tender offer on the interests of the Company;~~, including in connection with the price and potential impacts on the liquidity of the shares; (ii) the strategic plans announced by the offeror with respect to the Company; (iii) alternatives in the market to the acceptance of the tender offer; and (iv) other matters that the Board of Directors deems relevant~~, as well as any information required by the applicable rules issued by CVM~~;

XXV.

with due regard for the provisions of these Bylaws and prevailing legislation, to provide for the orderly conduct of the proceedings of the Board of Directors, and to approve the internal regulations of the Board of Directors and its advisory committees;

XXVI.	to regulate the activities of the Company and to take responsibility for all matters that do not fall within the exclusive authority of the Shareholders’ Meeting or the Board of Executive Officers;

XXVII.

To elect the members of statutory advisory committees of the Board of Directors and their respective coordinators, and approve the internal regulations of the statutory advisory committees of the Board of Directors;

XXVIII.

to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including security, accommodation, suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies that are directly or indirectly controlled by the Company, duly consolidated in its financial statements, in an amount above one percent (1%) of the Company’s Shareholder’s Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas – DFP) or Quarterly Information Form (Formulário de Informações Trimestrais – ITR), whichever is more recent; and

XXIX.	pass a resolution on the execution of indemnity agreements by the Company, as well as the establishment of the policy applicable to such indemnity agreements, pursuant to Section 66.

Paragraph 1 – The removal of an executive officer will require an affirmative vote of at least seven directors.

Paragraph 2 – Subject to any limitations imposed by the Shareholders’ Meeting, it will be incumbent on the Board of Directors to fix the compensation of each director, each executive officer and each committee member (Sections 34 ~~and 35~~to 37), taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services.

Paragraph 3 – It will be incumbent on the Chairman of the Board of Directors, in addition to his or her other duties provided for in these Bylaws, to call and preside over the meetings of the Board of Directors and the Shareholders’ Meetings.

Committees of the Board of Directors

Section 34 – The Board of Directors will appoint a standing Strategy Committee, a standing ~~Human Resources~~Personnel and Governance Committee and a standing Audit, ~~and~~ Risk and Ethic Committee, ~~each composed of up to five members,~~ having no decision-making or managerial authority, in order to assist the Board in the performance of its functions.

Paragraph 1 – ~~The members of the~~ Strategy Committee and ~~Human Resources Committee~~the Personnel and Governance Committee will comprise up to five members, most of whom must be independent members of the Board of Directors, ~~or Board of Executive Officers of the Company~~or External Members, pursuant to paragraph 3 of Section 37 of these Bylaws.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph 2 – ~~In the event an executive officer is appointed to serve on the Strategies Committee and the Human Resources Committees, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position.~~ The members of all committees will have the same duties and responsibilities of directors and executive officers, pursuant to Section 160 of Law No. 6,404/76, and will take their positions on the committees upon execution of the applicable Investiture Instrument, which will set forth the requirements to fill each position.

Paragraph 3 – The members of the Board of Directors appointed as members of these bodies and the Audit ~~and~~, Risk and Ethic Committee may combine the compensation for each position so held.

Section  35 – The Audit ~~and Risks~~, Risk and Ethic Committee, an advisory body to assist the Board of Directors, will perform the functions of an “Audit Committee” for the purposes of U.S. legislation, particularly the Sarbanes-Oxley Act.

Paragraph 1 – Audit ~~and Risks~~, Risk and Ethic Committee comprises at least three (3) and no more than five (5) members, of whom at least one (1) must be an independent member of the Board of Directors, one (1) must be an External Member, pursuant to paragraph 3 of Section 37 of these Bylaws, one (1) must have acknowledged experience in corporate accounting matters, and the other members, if any, must be independent members or External Members.

Paragraph 2 – One member of the Audit, Risk and Ethic Committee may meet both the requirements of being an independent member of the Board of Directors with acknowledged experience in corporate accounting matters, or being an External Member with acknowledged experience in corporate accounting matters.

Paragraph 3 – The activities of the coordinator of the Audit, Risk and Ethic Committee will be set forth in the committee’s internal regulations, approved by the Board of Directors.

Section 36 – ~~To this end,~~ It is incumbent on the Audit ~~and~~, Risk and Ethic Committee, in addition to the duties assigned by ~~Brazilian~~ applicable legislation and its internal regulations~~, to perform in the following functions~~:

a)	to make a recommendation to the Board of Directors as to the selection or replacement of the independent auditors and their compensation;

b)	to oversee the work of the independent auditors, and to pass on the engagement of the independent auditors to render other services to the Company;

c)	to take action and adopt measures as required to learn about and verify any claims involving matters related to financial statements, internal controls and independent auditing;

d)	to mediate any conflicts and controversies between the management of the Company and the independent auditors;

e)	to review quarterly information, interim financial information and financial statements;

f)	to monitor the internal audit activities and the activities of the internal controls area of the Company;

g)	to review and monitor the Company’s risk exposure;

h)	to review, monitor and make recommendations to management regarding the correction or improvement of the Company’s internal policies, including the related party transactions policy; and

i)

to have the means to receive and treat information regarding non-compliance with legal provisions and regulations applicable to the Company, in addition to internal regulations and codes, including provisions on specific procedures to protect providers of information and the confidentiality of information.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph 1 – The Company must annually disclose a summary report prepared by the Audit, Risk and Ethic Committee, contemplating the meetings held and the main matters discussed, highlighting the recommendations made by such committee to the Board of Directors.

Paragraph 2 – The officers of the Company and the officers of the Company’s controlled companies, controlling shareholder, if any, affiliates or companies under common control cannot be members of the Audit, Risk and Ethic Committee.

Section ~~35~~37 – The Board of Directors may create advisory committees to assist ~~the management~~ the Board of Directors of the Company, such committees to have limited, specific purposes and a defined duration. The Board of Directors will appoint the members of the advisory committees and will determine their compensation, subject to the aggregate limit established by the Shareholders’ Meeting.

Paragraph 1 – ~~The members of the Board of Directors~~The advisory committees of the Board of Directors comprise mainly independent members of the Board of Directors, ~~or the Board of Executive Officers of the Company may serve on any advisory committee.~~or external members (“External Members”).

Paragraph 2 – ~~In the event an executive officer is appointed to serve on an advisory committee, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position.~~ The directors appointed to serve on any such committee may combine the compensation for each position so held.

Paragraph 3 – Committee External Members must:

a)	not be a member of the Board of Directors or Board of Executive Officers of the Company or its controlled companies;

b)

have unblemished reputation and extensive knowledge of the rules applicable to publicly-held companies, as well as the guiding concepts and principles of the highest corporate governance level in the Brazilian capital market;

c)

not be a spouse or relative to the second degree of (1) members of the management of the Company or its controlled companies or (2) individuals who are employees of the Company or its controlled companies, to the extent that it compromises his or her independence as External Member; and

d)

not hold positions in companies that may be deemed a competitor of the Company or its controlled companies, and not have, nor represent, interests that are conflicting with those of the Company or its controlled companies.

Paragraph 4 – The members of all committees have the same duties and responsibilities of directors and executive officers, pursuant to Section 160 of Law No. 6,404/76, and will take office upon execution of the applicable deed of investiture, which will acknowledge the requirements for holding each position.

Part II

Board of Executive Officers

Composition

Section ~~36~~38 – The Board of Executive Officers will be composed of no less than four and no more than eleven executive officers, one of whom will be the Chief Executive Officer. All executive officers will serve for a term of two years, reelection being permitted. The titles and functions of each executive officer will be assigned by the Board of Directors, which will designate one officer to serve as the Investor Relations Officer.

Paragraph 1 – During his impediment or absence, the Chief Executive Officer will appoint one of the remaining executive officers to act as his substitute, which executive officer will then combine the two positions.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph 2 – In the event of a vacancy in the position of Chief Executive Officer, such position will be filled on an interim basis by one of the remaining executive officers, as designated by the Chairman of the Board of Directors. Such executive officer will so serve until the next meeting of the Board of Directors, which will then appoint a new Chief Executive Officer.

Paragraph 3 – During their temporary absences or impediments, the remaining executive officers will be replaced by another executive officer to be chosen by the Chief Executive Officer.

Paragraph 4 – In the event of a vacancy in a position of executive officer, such position will be filled on an interim basis by one of the remaining executive officers, as designated by the Chief Executive Officer. Such executive officer will then combine the two positions and will so serve until the next meeting of the Board of Directors.

Paragraph 5 – An executive officer who substitutes for the Chief Executive Officer or any of the remaining executive officers pursuant to this Section will be entitled to no additional compensation.

Duties of the Executive Officers

Section ~~37~~39 – It will be incumbent on the executive officers to comply with and ensure compliance with these Bylaws, the resolutions of the Board of Directors and the Shareholders’ Meeting, as well as to perform all acts within the scope of their authority that are necessary for the regular conduct of the Company’s business.

Paragraph 1 – It is incumbent on the Chief Executive Officer:

a)	to call and preside over the meetings of the Board of Executive Officers;

b)	to propose to the Board of Directors the composition of the Board of Executive Officers;

c)	to propose to the Board of Directors the duties to be assigned to the remaining executive officers;

d)	to guide and coordinate the performance of the remaining executive officers;

e)	to oversee the general planning activities of the Company and its controlled companies;

f)	to keep the directors abreast of the affairs of the Company and the development of its business; and

g)	to discharge such other duties as may be assigned to him by the Board of Directors.

Paragraph 2 – It is incumbent on the remaining executive officers to assist and support the Chief Executive Officer in the management of the Company’s business and to perform such functions as may be assigned to them by the Board of Directors, under the guidance and coordination of the Chief Executive Officer.

Authority and Duties of the Board of Executive Officers

Section ~~38~~40 – The Board of Executive Officers has authority to perform all acts that are required to achieve the purposes of the Company, subject to the applicable provisions of law and these Bylaws, and to the resolutions of the Shareholders’ Meeting and the Board of Directors.

Section ~~39~~41 – In addition to any other functions provided for by law and these Bylaws, it is incumbent on the Board of Executive Officers:

I.	to comply with and ensure compliance with these Bylaws and the resolutions of the Board of Directors and the Shareholders’ Meeting;

II.

to prepare and submit to the Board of Directors on an annual basis the Company’s business plan and general budget, in addition to its strategic plan and the annual revisions thereof, as well as see to the implementation of the foregoing;

III.	to propose to the Board of Directors the basic guidelines for the business of the Company;

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

IV.

to submit on an annual basis to the Board of Directors for its review the Management Report and the accounts of the Board of Executive Officers, together with an opinion of the independent auditors, as well as a proposal for allocation of the earnings for the preceding fiscal year;

~~V.~~	~~to create and terminate the operating units of the Company;~~

~~VI~~V.	to appoint and remove the directors and officers of the controlled companies of the Company, and to appoint and remove the managers of its operating units;

~~VII~~VI.

to prepare on an annual basis the Action and Target Plan for each office of executive officer, and to submit such Plans, together with the performance and results thereof, to the Board of Directors during its regular meetings;

~~VIII~~VII.	to submit to the Board of Directors and the Fiscal Council a detailed quarterly balance sheet of the Company;

~~IX~~VIII.	to authorize the opening, relocation or closing of offices, branches, premises or other establishments of the Company, in Brazil and abroad;

~~X~~IX.	to propose to the Board of Directors the organization and closing down of controlled companies of the Company, in Brazil and abroad, and other acts set forth in Section 33, item XVI of these Bylaws;

~~XI~~X.	to develop and submit to the Board of Directors the compensation policies of the Company and its controlled companies;

~~XII~~XI.

to authorize the Company to ~~offer security or guaranty and to extend financing to~~ obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including security, accommodation, suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies directly or indirectly controlled by the Company, duly consolidated with the Company in its financial statements, up to the amount of one percent (1%) of the Stockholders’ Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas) (DFP) or Quarterly Information Form (Formulário de Informações Trimestrais) (ITR), whichever is more recent; and

~~XIII~~XII.

to submit to the Board of Directors for its review all matters subject to a veto by the Brazilian Federal Government as the holder of the Golden Share, pursuant to Section 9 and item III of Section 18 hereof.

Representation of the Company

Section ~~40~~42 – Except as otherwise provided in the paragraphs of this section, the Company will be validly bound when represented by two executive officers, one executive officer acting together with one attorney-in-fact, or two attorneys-in-fact acting within the scope of their powers.

Paragraph 1 – The acts for which these Bylaws require prior authorization of the Board of Directors will only be valid once such requirement is satisfied.

Paragraph 2 – The Company may be represented by a single executive officer, who may also issue a power of attorney for the purposes listed below, or a single attorney-in-fact in the performance of the following acts:

I.	acknowledgment of receipt of moneys payable to the Company;

II.	issuance, trading, endorsement and discount of trade bills related to its sales;

III.	representation of the Company in the general meetings of companies in which it holds an equity interest;

IV.	issuance of a power of attorney to an attorney to represent the Company in judicial or administrative proceedings;

V.	representation of the Company in judicial and/or administrative proceedings, except for acts involving a waiver of rights; and

VI.

performance of routine clerical functions, including with respect to governmental agencies, mixed-capital companies (sociedade de economia mista), commercial registries, labor courts, INSS (National Social Security Institute), FGTS (Severance Pay Fund) and their collecting banks, and similar entities.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph 3 – The Board of Directors may authorize the performance of specific acts wherein the Company will be bound by the signature of a single executive officer or a single duly appointed attorney-in-fact, and may also define authorities and limits for performance of acts by a single representative.

Paragraph 4 – The following rules will apply to the appointment of attorneys-in-fact:

I.

all powers of attorney will be granted by the Chief Executive Officer or his substitute, acting together with another executive officer, and they will have a limited scope and validity, except for powers for representation in judicial or administrative proceedings, which may have an indefinite validity; and

II.

a power of attorney for performance of an act that requires prior authorization of the Board of Directors may only be granted after such authorization is given, which fact will be mentioned in the power of attorney.

Part III

Fiscal Council

Section ~~41~~43 – The Fiscal Council of the Company will operate on a permanent basis and will be composed of at least three (3) and no more than five (5) members and an equal number of alternates, who may be shareholders or non-shareholders, all residents of Brazil. The Fiscal Council members will be elected by the Shareholders’ Meeting and will have such duties as are provided for by law.

Paragraph 1 – The rules in Section 31 hereof for election of the members of the Board of Directors of the Company will also apply to election of the members of the Fiscal Council, to the extent that such rules are pertinent and do not conflict with the provisions of this Section.

Paragraph 2 – The Shareholders’ Meeting will designate the Chairman and the Vice Chairman of the Fiscal Council from among its elected members.

Paragraph 3 – If in accordance with the terms of Section ~~54~~56 hereof the Company comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, will have the right to elect, in a separate vote, one committee member and his alternate.

Paragraph 4 – The compensation of the members of the Fiscal Council will be fixed by the Shareholders’ Meeting that elects them, in compliance with applicable statutory requirements and limitations and with due regard for their experience, background and reputation.

Section ~~42~~44 – The Fiscal Council will hold regular meetings every calendar quarter to examine the interim balance sheet and other financial statements prepared from time to time by the Company; provided that the Fiscal Council may hold extraordinary meetings whenever called by its Chairman, on his own initiative or at the request of any its members.

Paragraph 1 – Special meetings will be called by written notice containing the agenda for the meeting, as well as an indication of its place, date and time.

Paragraph 2 – A meeting of the Fiscal Council may be called to order upon attendance by at least three (3) members or alternates, and the Fiscal Council will pass its resolutions by a majority vote of the members in attendance.

Section ~~43~~45 – The Fiscal Council will approve a set of internal regulations implementing the provisions of law and these Bylaws that deal with the Fiscal Council.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph 1 – It will be incumbent on the Chairman of the Fiscal Council to convey to all members of the Fiscal Council the communications received from the management bodies of the Company and its independent auditors, and to forward to such management bodies any requests received from its members.

Paragraph 2 – The members of the Fiscal Council will carry out their functions in the best interest of the Company, even where they are elected by a group or a class of shareholders.

Paragraph 3 – In light of the illegality of the act in question and based on a well-grounded decision, the Fiscal Council may refuse to comply with a request for provision of information, clarification or special financial statements, or for determination of any specific fact.

Part IV

Meetings of the Management Bodies

Interval of Meetings

Section ~~44~~46 – The Board of Directors of the Company will meet on a regular basis eight times a year, according to a time table to be announced always during the first month of each fiscal year by the ~~Chairman of the relevant body~~ Chairman of the Board of Directors, provided, further, that extraordinary meetings may be held whenever necessary.

Notice

Section ~~45~~47 – The directors and executive officers of the Company will be called to attend the meetings of the relevant bodies by personal written notice given at least ~~five~~three business days in advance by letter, ~~telegram, fax,~~ e-mail or any other means that permits acknowledgement of receipt by the addressee.

Paragraph 1 – Such notice will be accompanied by a list of the matters to be discussed and considered during the meeting, as well as all required supporting documentation.

Paragraph 2 – The meetings of the management bodies may be called to order irrespective of notice where all members are in attendance.

Paragraph 3 – In case of duly justified urgency, the Chairman of the Board of Directors may call meetings, pursuant to paragraph 1 of this Section, in which case, the meeting will only be convened with the attendance of at least two -thirds (2/3) of its members.

Quorum and Voting Requirement

Section ~~46~~48 – The meetings of the management bodies may only be called to order and transact business if a majority of the relevant members are in attendance; a director or officer will be deemed to be present at a meeting if he/she participates via telephone conference, video conference, telepresence, e-mail or any other means of communication that allows identification of such director or officer ~~as well as simultaneous communication with all other attendees~~. In this case, directors and officers will be deemed in attendance for purposes of quorum and voting, and their vote will be deemed valid for all legal purposes, and must be included in the minutes of the meeting.

Section ~~47~~49 – Except as otherwise expressly provided in these Bylaws, the resolutions at the meetings of the management bodies will be passed by a majority vote of the members in attendance.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Article VI

Financial Statements and Distribution of Income

Fiscal Year and Financial Statements

Section ~~48~~50 – The fiscal year of the Company will begin on January 1 and will end on December 31 of each year.

Paragraph 1 – At the end of each fiscal year, the Board of Executive Officers will prepare the following financial statements, in accordance with the applicable provisions of law:

I.	balance sheet;

II.	statement of changes in stockholders’ equity;

III.	income statement;

IV.	statement of changes in financial position; and

V.	statement of cash flows.

Paragraph 2 – Together with the financial statements for the fiscal year, the Board of Directors will submit to the Annual Shareholders’ Meeting a proposal for allocation of the net income of the Company, subject to the provisions of these Bylaws and applicable legislation.

Mandatory Dividend

Section ~~49~~51 – The shareholders will be entitled to receive each fiscal year as a mandatory dividend a percentage equivalent to 25% of the net income for the year, as adjusted according to the following rules:

I.	the net income for the fiscal year will be reduced or increased by the following amounts:

a)	the amounts allocated to the legal reserve; and

b)	the amounts allocated to a contingency reserve for anticipated losses, and reversal of any such reserve established in a preceding year;

II.	payment of dividend pursuant to item I above may be capped at the amount of the net income realized during the year, provided that the difference is recorded in an unrealized revenue reserve;

III.	profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, will be added to the first dividend to be paid after realization.

Paragraph 1 – The dividend provided for in this Section will not be mandatory for a given fiscal year if the Board of Directors informs the Shareholders’ Meeting that such dividend is not consistent with the financial condition of the Company. The Fiscal Council will issue an opinion on such information and the managers of the Company will submit to CVM, within five days after the Shareholders’ Meeting, an explanation justifying the information conveyed to the Shareholders’ Meeting.

Paragraph 2 – Any income that fails to be distributed pursuant to Paragraph 1 will be recorded in a special reserve and, to the extent not offset by losses in subsequent years, will be paid as a dividend as soon as the financial condition of the Company so permits.

Paragraph 3 – In accordance with prevailing income tax regulations, during each fiscal year the Board of Directors may pay or credit interest on stockholders’ equity, contingent on a subsequent confirmation by the Annual Shareholders’ Meeting that will review the financial statements for the year.

Paragraph 4 – Interest on stockholders’ equity will be applied against any dividends declared by the Company.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Investment and Working Capital Reserve

Section ~~50~~52 – The Company will maintain an Investment Reserve towards which up to 75% of the adjusted net income for the year may be applied by a proposal of the Board of Directors in order to: (i) secure funds for investments in fixed assets, without prejudice to retention of earnings pursuant to Section 196 of Law No. 6,404/76; (ii) increase working capital; or (iii) carry out a redemption or purchase of shares of the Company’s capital stock or make payment to dissenting shareholders.

Paragraph 1 – In keeping with the applicable statutory limitation, such reserve may not exceed 80% of capital stock.

Paragraph 2 – According to a proposal of the Board of Directors, the Shareholders’ Meeting may at any time declare a dividend to be paid with funds standing to the credit of the reserve referred to in this Section, or apply the balance thereof, wholly or in part, to an increase of the capital stock, including by way of a stock dividend.

Interim Dividends

Section ~~51~~53 – The Board of Directors may approve the preparation of semi-annual balance sheets and may declare interim dividends. The Board may also prepare balance sheets and distribute dividends for shorter periods, provided that all dividends paid during the semi-annual period of each fiscal year do not exceed the capital reserves of the Company.

Sole Paragraph – The Board of Directors may declare dividends to be paid out of retained earnings or an earnings reserve shown in the latest annual or semi-annual balance sheet.

Profit Sharing

Section ~~52~~54 – The Shareholders’ Meeting may pay profit sharing to the directors and executive officers of the Company, subject to applicable statutory limitations.

Paragraph 1 – Profit sharing may only be paid with respect to a fiscal year in which the mandatory dividend referred to in Section ~~49~~51 hereof is paid to the shareholders.

Paragraph 2 – In the event the Company pays an interim dividend out of earnings shown in a semi-annual balance sheet, in an amount equal to at least 25% of the net income for the period calculated pursuant to Section ~~51~~53 hereof, the Board of Directors may approve payment of profit sharing to the directors and executive officers with respect to such semi-annual period, contingent on subsequent confirmation by the Shareholders’ Meeting.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Article VII

Protection of Dispersed Ownership

Monitoring of Equity Interests

Section ~~53~~55 – In addition to the provisions of Paragraph 2 of Section 8 and Paragraph 2 of Section 10 hereof, and without prejudice to the remaining provisions of these Bylaws, the Company, through a working group coordinated by the Investor Relations Officer, will monitor changes in the equity interests in the Company held by its shareholders, in order to prevent and, as the case may be, report any breach of these Bylaws and applicable rules and regulations, pursuant to Paragraph 1 below, as well as recommend to the Shareholders’ Meeting imposition of the penalties provided for in Section 16 hereof.

Paragraph 1 – If at any time the Investor Relations Officer detects a breach of any restriction as to the limit of shares owned by a single shareholder or Shareholder Group, the Investor Relations Officer will immediately report such fact: (i) to the Chairman of the Board of Directors; (ii) to the Board Member elected by the Brazilian Federal Government, in its capacity as holder of the Golden Share; (iii) to the Chief Executive Officer; (iv) to the members of the Fiscal Council; (v) to the ~~BM&FBOVESPA~~B3; and (vi) to the CVM.

Paragraph 2 – The Investor Relations Officer may require the shareholders and Shareholder Groups of the Company to disclose their direct and/or indirect capital structure as well as the composition of their direct and/or indirect tranche of control stock and, as the case may be, the corporate and business groups to which they belong, de facto or de jure.

Tender Offer in Case of Purchase of Substantial

Interest or Disposal of Controlling Interest

Section ~~54~~56 – Any shareholder or Shareholder Group (an “Acquiring Shareholder”) that acquires or becomes the holder for any reason of: (i) 35% or more of the Company’s total capital stock; or (ii) other rights, including under a usufruct or trust by will (fideicomisso), related to outstanding shares of the Company that represent more than 35% of the capital stock must, within no more than 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government as the holder of the Golden Share, through the ~~Ministry of Finance~~Ministry of Economy, a request to conduct a tender offer for all outstanding shares of the Company, subject to the provisions of applicable regulations, the rules issued by the ~~BM&FBOVESPA~~B3 and the provisions of this Section.

Paragraph 1 – The Brazilian Federal Government as the holder of the Golden Share may accept or refuse such request for a tender offer, in its sole discretion. If the request is accepted, the Acquiring Shareholder will carry out the tender offer within 60 days from approval, in the manner described in this Section. If the request is refused, the Acquiring Shareholder, within 30 days from communication of refusal, must sell all its shares that exceed the aforesaid limit.

Paragraph 2 – The Acquiring Shareholder will provide the Chief Executive Officer of the Company with a copy of all documents related to the request for a tender offer delivered to or by the Brazilian Federal Government.

Paragraph 3 – During the period from request for a tender offer until a positive or negative reply from the Brazilian Federal Government, the Acquiring Shareholder may not acquire or dispose of any shares or convertible securities of the Company.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Paragraph 4 – The price at which each share of the Company may be purchased in the tender offer cannot be less than the result of the following formula:

TO Price = Value of Share + Premium

where:

“TO Price” corresponds to the acquisition price for each outstanding share of the Company in the tender offer provided for in this Section.

“Value of Share” corresponds to the greatest of: (i) the highest unit quotation obtained for the shares issued by the Company during the 12-month period prior to the tender offer among values recorded on any stock exchange on which such shares were traded; (ii) the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by the Company; (iii) an amount equivalent to 14.5 times the Average Consolidated EBITDA of the Company (as defined below) reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares; and (iv) an amount equivalent to 0.6 times the backlog of the Company, according to the latest information disclosed by the Company, reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares.

“Premium” corresponds to 50% of the Value of Share.

“Consolidated EBITDA of the Company” is the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, based on the audited consolidated financial statements for the most recent full fiscal year of the Company, as published.

“Average Consolidated EBITDA of the Company” is the arithmetic average of the Consolidated EBITDA’s of the Company for the two most recent full fiscal years.

Paragraph 5 – For the purposes of Paragraph 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share will be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate.

Paragraph 6 – A tender offer as mentioned in the leading paragraph of this Section will not preclude another shareholder of the Company from carrying out a competing tender offer, pursuant to applicable regulations.

Paragraph 7 – The Acquiring Shareholder will comply with any requests or requirements that may be made by CVM, within the time periods prescribed by applicable regulations.

Paragraph 8 – The tender offer will necessarily follow the principles and procedures listed below, in addition to those expressly contemplated in Section 4 of CVM Instruction No. 361, of March 5, 2002 (“CVM Instruction No. 361/02”), and in the Novo Mercado Regulations, where applicable:

I.	be addressed to all shareholders of the Company, without any distinction;

II.	be carried out through an auction to be conducted on the ~~BM&FBOVESPA~~B3;

III.

be made so as to assure equal treatment to all shareholders, providing them with adequate information on the Company and the offeror, as well as with elements to support a careful and independent decision as to acceptance of the tender offer;

IV.	irrevocable and not subject to any changes after publication of the public notice for the offer, pursuant to CVM Instruction No. 361/02;

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

V.

launched at a set price calculated according to the provisions of this Section, such price to be paid upfront, in Brazilian currency, as consideration for the acquisition of shares of the Company in the tender offer; and

VI.

be supported by an appraisal report of the Company prepared by a firm of recognized international standing and independence, and expertise in economic appraisal of public companies, such report to be prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer.

Paragraph 9 – In the event the Acquiring Shareholder fails to meet the obligations imposed by this Section, including as regards compliance with time limits: (i) to request the authorization of the Brazilian Federal Government to conduct the tender offer; (ii) to conduct the tender offer; or (iii) to meet any requests or requirements made by the CVM, then the Board of Directors of the Company will call an Extraordinary Shareholders’ Meeting, at which the shareholder or Shareholder Group in question will be barred from voting, to take action on the suspension of shareholder’s rights with respect to such shareholder or Shareholder Group, as provided in Section 16 hereof.

Paragraph 10 – For determination of the percentage of 35% of the total outstanding shares of the Company, as mentioned in the leading paragraph of this Section, any involuntary percentage increases in ownership interests resulting from a cancellation of treasury shares will be disregarded.

Article VIII

Registration as a Publicly Held Company and Novo Mercado

Section 57 – The voluntary delisting from the Novo Mercado segment may occur: (i) regardless of any tender offer, in the event of dismissal approved by the shareholders’ meeting of the Company, pursuant to Section 18, item X, of these Bylaws, or (ii) in the absence of such dismissal, if preceded by a tender offer that complies with the procedures set forth in the regulation enacted by the CVM on tender offers for delisting as a publicly held company, meeting the following requirements:

I.	the offered price must be fair, and the Company may request a new appraisal, pursuant to Section 4-A of Law No. 6,404/76; and

II.

shareholders holding more than one-third (1/3) of the outstanding shares must accept the tender offer or expressly agree with the delisting from the Novo Mercado segment without effecting the sale of shares.

Paragraph 1 – For purposes of this Section 57, outstanding shares are only the shares whose holders expressly agree to delist from the Novo Mercado segment or qualify for the tender offer auction, pursuant to the regulation enacted by the CVM applicable to tender offers of publicly held companies for delisting.

Paragraph 2 – If the quorum mentioned in the paragraph above is reached: (i) those who accepted the tender offer cannot be submitted to an apportionment in the sale of their equity interest, subject to the procedures of dismissal of the limits set forth in the regulation enacted by the CVM applicable to tender offers; and (ii) the offeror must purchase the remaining outstanding shares within one (1) month from the date of the auction, for the final tender offer price, adjusted until the date of effective payment, pursuant to the tender offer notice and applicable regulation, which must occur within fifteen (15) days from the date of exercise of this option by shareholders.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Section ~~55~~58 – As long as the Company has no ~~Controlling Shareholder~~controlling shareholder, ~~as defined in the Novo Mercado Regulations,~~pursuant to applicable law, in the event the Shareholders’ Meeting approves:

I.

the cancellation of the registration of the Company as a publicly held company, the Company must conduct a tender offer, pursuant to Section 57, provided that in such case the Company may only purchase the shares owned by those shareholders that voted favorably on the cancellation of registration after having purchased the shares of all other shareholders that have not voted favorably on the aforesaid cancellation of registration and who have accepted the tender offer;

II.

the delisting of the Company from the Novo Mercado, whether for the purpose of registration for trading of its securities outside the Novo Mercado or for the purpose of a corporate reorganization as provided in Section ~~57~~60 (b)(ii) of these Bylaws, will be contingent on the conduction of a tender offer for the shares owned by the remaining shareholders of the Company, pursuant to Section 57. The Shareholders’ Meeting in question will define the persons responsible for conducting such tender offer, who will be in attendance at the meeting and will expressly accept the obligation to make the offer. If the persons responsible for undertaking such tender offer are not defined in the case of a corporate reorganization as mentioned in Section ~~57~~60 (b)(ii) hereof, where the surviving company does not have its securities traded on the Novo Mercado, it will be incumbent on the shareholders that voted favorably on the corporate reorganization to undertake such tender offer.

Sole Paragraph ~~1~~ – The tender offer provided for in this Section~~, the minimum offered price will correspond to economic value as ascertained by an appraisal report.~~

~~PARAGRAPH 2 – The appraisal report mentioned in this Section will be prepared by an expert institution or firm of recognized expertise unrelated to the decision-making authority of the Company, its managers and/or the controlling shareholder(s), where applicable. The report will also comply with the requirements of Paragraph 1 of Section 8 of Law No. 6.404/76 and will provide for the liability mentioned in Paragraph 6 of such Section.~~

~~PARAGRAPH 3 – The selection of the expert institution or firm in charge of determining the economic value of the Company will be incumbent on the Shareholders’ Meeting only, based on a list of three names submitted by the Board of Directors. The decision in this regard will be made by an absolute majority of the shareholders representing the outstanding shares of the Company present at the Shareholders’ Meeting, any blank votes to be disregarded. Such Shareholders’ Meeting, if convened on first call, must have in attendance shareholders representing at least twenty percent (20%) of all outstanding shares and, if convened on second call, may have in attendance any number of shareholders representing the outstanding shares.~~ is subject to the procedures applicable to tender offers conducted for delisting. The costs for preparation of the required appraisal report will be fully borne by the offeror.

Section ~~56~~59 – As long as the Company has no ~~Controlling Shareholder, as defined in the Novo Mercado Regulations~~ controlling shareholder, pursuant to applicable law, and the delisting of the Company from the Novo Mercado results from non-compliance with any obligations imposed by the Novo Mercado Regulations, then delisting from the Novo Mercado will be contingent on the conduct of a tender offer, ~~for at least the economic value of shares, as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4~~ pursuant to Section ~~55,~~57, with due regard for applicable rules and regulations.

Paragraph 1 – If such non-compliance arises from a resolution of the Shareholders’ Meeting, the tender offer will be made by the shareholders who have voted favorably on the proposed action resulting in such non-compliance.

Paragraph 2 – If such non-compliance arises from an act or fact attributable to the management, the directors and officers of the Company will call an Extraordinary Shareholders’ Meeting to pass a resolution on how to cure the failure to comply with the obligations set forth in the Novo Mercado Regulations or, as the case may be, a resolution on the delisting of the Company from the Novo Mercado. Should the Shareholders’ Meeting decide to delist the Company from the Novo Mercado, the Company will conduct a tender offer addressed to all shareholders of the Company. Should the Shareholders’ Meeting decide to delist the Company from the Novo Mercado, such Shareholders’ Meeting will define the persons responsible for undertaking the foregoing tender offer, who will be in attendance at the meeting and will expressly accept the obligation to undertake the offer.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Section ~~57~~60 – In the event the Company has a ~~no Controlling Shareholder, as defined in the Novo Mercado Regulations~~controlling shareholder, pursuant to applicable law and without prejudice to the provisions of Section ~~54~~56 above:

(a)

should registration as a publicly-held company be cancelled, the Company or the ~~Controlling Shareholder~~ controlling shareholder must undertake a tender offer for the shares of the remaining shareholders, ~~for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4~~ pursuant to Section ~~55~~,57, with due regard for applicable rules and regulations;

(b)

should the shareholders of the Company decide at an Extraordinary Shareholders’ Meeting (i) to delist the Company from the Novo Mercado segment so that its securities are registered for trading outside the Novo Mercado segment; or (ii) to carry out a corporate reorganization and the surviving company does not have its securities traded on the Novo Mercado segment within 120 days after the Extraordinary Shareholders’ Meeting that approved said transaction, the ~~Controlling Shareholder, as such term is defined in the Novo Mercado Regulations~~ controlling shareholder, pursuant to applicable law, must undertake a tender offer for the shares of the remaining shareholders, ~~for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of~~ pursuant to Section ~~55,~~57, with due regard for applicable rules and regulations; and

(c)

should delisting of the Company from the Novo Mercado be caused by non-compliance with the obligations contained in the Novo Mercado Regulations, the ~~Controlling Shareholder, as such term is defined in the Novo Mercado Regulations~~ controlling shareholder, pursuant to applicable law, must undertake a tender offer for the shares of the remaining shareholders, ~~for at least the economic value thereof as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of~~pursuant to Section ~~55,~~57, with due regard for applicable rules and regulations.

Section ~~58~~61 – Subject to the provisions of these Bylaws and without prejudice to applicability of the provisions of Section ~~54~~56 above, the ~~Disposal of a Controlling Interest~~ direct or indirect sale of control of the Company~~, as defined in the Novo Mercado Regulations~~, in a single transaction or a series of successive transactions must be agreed upon under the condition ~~precedent or subsequent~~ that the ~~Purchaser~~ purchaser will make a tender offer ~~for the remaining shares of the other~~ for the shares issued by the Company and held by the other shareholders ~~of the Company~~, subject to the terms of and within the time limits prescribed in ~~prevailing legislation~~ in applicable regulations and the Novo Mercado Regulations, so that the holders of such shares will receive the same treatment as is accorded to the ~~Selling Controlling Shareholder~~ seller.

~~Sole Paragraph - The foregoing tender offer must also be made:~~

~~(i) upon an assignment for value of rights to subscribe to newly-issued shares and other securities or rights to convertible securities that may result in a disposal of a controlling interest in the Company; and~~

~~(ii) in the event of disposal of a controlling interest in a company that holds controlling power over the Company; in such case the Selling Controlling Shareholder will be required to disclose to BM&FBOVESPA the value assigned to the Company in such disposal, together with the relevant supporting documentation.~~

~~Section 59 - With due regard for the provisions of these Bylaws and without prejudice to the provisions of Section 54 above, a party that acquires a Controlling Power in the Company, as defined in the Novo Mercado Regulations, by virtue of a private stock purchase agreement made with the Controlling Shareholder, involving any number of shares, will be required to:~~

~~(i) make the tender offer mentioned in the Novo Mercado Regulations; and~~

~~(ii) pay, as described below, an amount corresponding to the difference between the tender offer price and the price for the shares purchased on the stock exchange during the 6-month period next preceding acquisition of Controlling Power, as adjusted for inflation up to the date of payment. Said amount will be payable to all persons selling shares of the Company in the trading sessions where the Purchaser purchased shares, pro rata to the net daily selling balance of each such person, BM&FBOVESPA to arrange for the relevant payments in accordance with the terms of its regulations.~~

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

~~Section 60 – The Company will not record any transfer of shares to the Purchaser of a controlling interest or to the person(s) that become(s) the owner(s) of a controlling interest unless and until they have signed the relevant Consent of Controlling Shareholder as mentioned in the Novo Mercado Regulations.~~

~~Section  61 – With due regard for the provisions in these Bylaws, the Company will not file a shareholders’ agreement providing for exercise of Controlling Power until its signatories have signed a Consent of Controlling Shareholder.~~

Section 62 – A single tender offer of shares may be conducted for more than one of the purposes contemplated in this Article VIII, the Novo Mercado Regulations or the regulations issued by CVM, provided that it is possible to harmonize the procedures of the various types of tender offer and there is no loss to the offerees, and provided, further, that CVM gives its consent, where required by applicable law.

Section 63 – The Company or the shareholders responsible for a tender offer under these Bylaws, the Novo Mercado Regulations or the regulations issued by the CVM may ensure the conduct thereof through any shareholder, a third party or, as the case may be, the Company. The Company or the shareholder, as the case may be, will not be released from the obligation to carry out a tender offer until such time as it has been completed in compliance with applicable rules.

Section 64 – The provisions of the Novo Mercado Regulations will prevail over the provisions of these Bylaws, in the event of detriment to the rights of the offerees in the tender offers contemplated in these Bylaws.

Article IX

Arbitration

Section 65 – The Company, its shareholders, directors, executive officers and members of the ~~Fiscal Council~~ fiscal council, including sitting and alternate members, if any, agree to settle by arbitration, to be conducted by the Market Arbitration Panel (Câmara de Arbitragem do Mercado), pursuant to its regulation, any disagreements among them arising from or in relation to~~, in particular, the applicability, validity, effectiveness, construction, and violation and related effects,~~ the condition of issuer, shareholders, directors, executive officers and members of the fiscal council, in particular, pursuant to the provisions of Law No. 6,385, Law No. 6,404/76, ~~as amended,~~ the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the Novo Mercado Regulations, ~~the Arbitration Rules, the Sanction Rules~~ other B3 regulations and the Novo Mercado Participation Agreement.

~~Sole~~ Paragraph 1 – The provisions of this Section will not apply in the case of disputes or disagreements related to or deriving from the Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof under the law or these Bylaws, which will be submitted to the jurisdiction of the central courts of the judicial district of the City of Brasília (Federal District).

Paragraph 2 – The investiture of directors, executive officers and members of the fiscal council, including sitting and alternate members, is contingent on the execution of the investiture instrument, which must set forth that they are subject to the arbitration clause set forth in this Section 65.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Article X

Section 66 – The Company may enter into agreements with, or approve indemnity policies covering the members of, the Board of Directors, Fiscal Council, Board of Executive Officers and committees of the Company or its controlled companies, as well as the employees and agents that duly act under powers of attorney granted by the directors and executive officers of the Company or its controlled companies (“Beneficiaries”), for whom the Company agrees to bear or reimburse certain expenses, costs and damages effectively incurred by the Beneficiaries, during or after the period of their relationship with the Company, related to arbitration, judicial or administrative proceedings, involving acts practiced in the regular exercise of the Beneficiaries’ duties, from the date of their investiture or beginning of the employment relationship with the Company, as applicable.

Paragraph 1 – Without prejudice to other events set forth in agreements or indemnity policies approved by the Board of Directors, the Company will not make disbursements in favor of Beneficiaries based on these agreements or indemnity policies in the following cases:

I.	acts practiced outside the regular exercise of the Beneficiaries’ duties;

II.	acts practiced by Beneficiaries in bad faith, intentionally, with gross fault or upon fraud;

III.	acts practiced by Beneficiaries in their own interest or the interests of third parties, to the detriment of the corporate interest of the Company; or

IV.	indemnifications resulting from the action for damages provided in Section 159 of Law No. 6,404/76 or reimbursement for losses provided in Section 11, paragraph 5, item II, of Law No. 6,385/76.

Paragraph 2 – The indemnity agreements or policies must be adequately disclosed and provide for, without limitation:

I.	the applicable terms and conditions;

II.	mechanisms to identify and handle conflicts of interest; and

III.	the procedure to be adopted in the decision-making process about the execution of indemnity agreements by the Company and the payment of amounts by the Company.

Paragraph 3 – In the cases that, after a final and unappealable judgment is rendered, it is confirmed that the act practiced by a Beneficiary is not indemnifiable pursuant to the indemnity agreement or policy approved by the Board of Directors, any amounts paid by the Company relating to this act based on the Beneficiary’s obligations set forth in these indemnity agreements or policies must be returned by Beneficiaries.

As approved by the Annual and Extraordinary Shareholders’ Meeting held on ~~May~~[April] ~~4~~[22], 201~~6~~9.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Annex VII – Report of Proposed Amendments to the Bylaws

(Pursuant to Section 11, item II, of CVM Instruction No. 481/09)

COMPARATIVE TABLE OF THE BYLAWS

PROPOSED AMENDMENTS TO THE BYLAWS OF EMBRAER S.A.

Current Bylaws	Proposed Amendments to the Bylaws	Justification/Comments
ARTICLE I NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION	ARTICLE I NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION

SECTION 1 – (...)

PARAGRAPH 2 – Considering that the Company has joined a special listing segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the Brazilian Stock Exchange (“BM&FBOVESPA”), named Novo Mercado, the Company, its shareholders, directors, officers and members of the fiscal council, when convened, are required to comply with the Novo Mercado Regulations (“Novo Mercado Regulations”).

SECTION 1 – (...)

PARAGRAPH 2 – Considering that the Company has joined the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão ~~BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros~~ (“Novo Mercado” and “~~BM&FBOVESPA~~B3,” respectively), the Company, its shareholders, including controlling shareholders, directors, officers and members of the fiscal council, when convened, are required to comply with the Novo Mercado Regulations (“Novo Mercado Regulations”).

New name of B3 S.A. – Brasil, Bolsa Balcão (“B3”) and changes to Paragraph 2 of Section 1 of the Bylaws of the Company to adjust it to the requirements set forth in the recently amended Novo Mercado Regulations that came into force on January 2, 2018 (“New NM Regulations”).

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 4 – (...)

IV. With due regard for the provisions of Section 54 hereof, no majority group may be formed in advance of the Shareholders’ Meetings under shareholders’ agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter “a” of item III of this Section;

SECTION 4 – (...)

IV. With due regard for the provisions of Section ~~54,~~56 hereof, no majority group may be formed in advance of the Shareholders’ Meetings under shareholders’ agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter “a” of item III of this Section;

Change to item IV of Section 4 due to the renumbering of sections resulting from the inclusion of new ones.
ARTICLE II CAPITAL STOCK AND SHARES	ARTICLE II CAPITAL STOCK AND SHARES
SECTION 6 – The capital stock of the Company, which is fully subscribed to and paid in, is four billion, seven hundred eighty-nine million, six hundred seventeen thousand, fifty-two Brazilian Reais and forty-two centavos (BRL 4,789,617,052.42), divided into seven hundred forty million, four hundred sixty-five thousand, forty-four (740,465,044) registered common shares, one of which will be a Golden Share (Section 9), and all of which with no par value.	SECTION 6 – The capital stock of the Company, which is fully subscribed to and paid in, is ~~four~~ five billion, ~~seven hundred eighty~~ one hundred fifty- nine million, six hundred seventeen thousand, fifty-two Brazilian Reais and forty-two centavos (R$~~4,789,617,052.42~~ 5,159,617,052.42), divided into seven hundred forty million, four hundred sixty-five thousand, forty-four (740,465,044) registered common shares, one of which will be a Golden Share (Section 9), and all of which with no par value.	Change to Section 6 to reflect the increase in the capital stock of the Company, approved by the Board of Directors of the Company at the meeting held on March 5, 2018.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 7 – (...) PARAGRAPH 2 – Within the limit of the authorized capital, the Board of Directors will be free: a) to take action on the issuance of warrants; (...)

SECTION 7 – (...)

PARAGRAPH 2 – Within the limit of the authorized capital, the Board of Directors will be free:

a) to take action on the issuance of warrants~~;~~, including when attributed as an additional advantage to subscribers of shares or debentures convertible into shares; (...)

Inclusion of text at the end of sub item “a” of Paragraph 2 of Section 7 to avoid any controversy about the authority of the Board of Directors to deliberate on the issuance of warrants.

SECTION 9 – (... )

VII. Any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item XIII of Section 39 and Article VII; and (ii) the rights conferred by these Bylaws on the Golden Share.

PARAGRAPH 1 - The conduct of a public offering for the purchase of the Company’s shares, as referred to in Section 54 hereof, will require the prior approval of the Brazilian Federal Government as the owner of the Golden Share. (...)

SECTION 9º – (...)

VII. Any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item ~~XIII~~XII of Section ~~39~~41 and Article VII; and (ii) the rights conferred by these Bylaws on the Golden Share.

PARAGRAPH 1º - The conduct of a public offering for the purchase of the Company’s shares, as referred to in Section ~~54~~56 hereof, will require the prior approval of the Brazilian Federal Government as the owner of the Golden Share. (...)

Change to item VII of Section 9 and paragraph 1 due to the renumbering of sections resulting from the inclusion of new ones.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 9 – (...)

PARAGRAPH 3 – Without prejudice to the procedure defined in Paragraph 2 above, all matters to be acted on by the Board of Directors that are subject to a veto by the Brazilian Federal Government must also be communicated in advance to the Ministry of Finance by notice given concurrently with the notice mentioned in item II above, the Ministry to pass on the matter within 30 days after receipt of the notice referred to in item II above.

SECTION 9 – (...)

PARAGRAPH 3 – Without prejudice to the procedure defined in Paragraph 2 above, all matters to be acted on by the Board of Directors that are subject to veto by the Brazilian Federal Government, as holder of the golden share, must also be communicated in advance to the Ministry of ~~Finance~~ the Economy by notice given concurrently with the notice mentioned in item II above, and the Ministry of the Economy must make a statement on the matter within 30 days after receipt of the notice referred to in item II above.

Change to Paragraph 3 of Section 9 to reflect the new name of the Ministry of the Economy (formerly known as Ministry of Finance).
ARTICLE III SHAREHOLDERS	ARTICLE III SHAREHOLDERS
SECTION 11 – For the purposes of these Bylaws, foreign shareholders (“Foreign Shareholders”) will be individuals, legal entities, investment funds or investment clubs and any other organizations not encompassed by the provisions of Section 10 hereof, as well those that fail to show evidence that they meet the requirements for registration as Brazilian Shareholders, according to Paragraph 2 of Section 10 hereof.	SECTION 11 – For the purposes of these Bylaws, foreign shareholders (“Foreign Shareholders”) will be individuals, legal entities, investment funds or investment clubs and any other organizations not encompassed by the provisions of Section 10 hereof, as well those that fail to show evidence that they meet the requirements for registration as Brazilian Shareholders, according to Paragraph 2 of Section 10 hereof.	Change to Section 11 to improve wording, in order to correct the Portuguese’s grammar[1].

[1]	Not affected by the translation into English

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 13 – Every shareholder or Shareholder Group is required to disclose, by notice to the Company and the stock exchanges on which the securities of the Company are traded, any acquisition of shares that exceeds 5% of capital stock of the Company or multiples thereof, when added to the shares already owned.	SECTION 13 – Every shareholder or Shareholder Group is required to disclose, by notice to the Company and the stock exchanges on which the securities of the Company are traded, any ~~acquisition of shares that exceeds 5% of capital stock of the Company, when added to the shares already owned~~ negotiation of securities through which its direct or indirect equity interest regarding the type or class of shares representing the capital stock of the Company increases or decreases by five percent (5%), ten percent (10%), fifteen percent (15%) and so on successively ~~or multiples thereof~~.	Change to Section 13 to adjust it to the requirements set forth in CVM Instruction No. 358/02, as amended.
ARTICLE IV SHAREHOLDERS’ MEETING	ARTICLE IV SHAREHOLDERS’ MEETING
SECTION 18 – (...) V. To take action on the proposed delisting of the Company from the Novo Mercado of BM&FBOVESPA;	SECTION 18 – (...) V. To take action on the proposed delisting of the Company from the Novo Mercado of ~~BM&FBOVESPA~~B3;	New name of B3.

SECTION 18 – (...)

VII. To approve stock option plans for the directors, executive officers and/or employees of the Company or companies controlled by the Company, according to the terms of Section 7, Paragraph 2, letter “b” hereof;

SECTION 18 – (...)

VII. To approve stock option plans for the directors, executive officers and/or employees of the Company or companies controlled by the Company, according to the terms of Section 7, Paragraph 2, letter “b” hereof;

Change to item VII of Section 18 to improve wording[2].

[2]	Not affected by the translation into English

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 18 – (...)

VIII. To allocate profit sharing to the directors, executive officers and/or employees of the Company, subject to the statutory limitations and the human resources policy of the Company;

SECTION 18 – (...)

~~VIII. To allocate profit sharing to the directors, executive officers and/or employees of the Company, subject to the statutory limitations and the human resources policy of the Company;~~

Exclusion of item VIII of Section 18, due to the transfer of authority to the Board of Directors.
SECTION 18 – (...) Items IX and X	SECTION 18 – (...) Items VIII and IX	Renumbering of items due to the exclusion of current item VIII, as per change described above.
SECTION 18 – (...) No corresponding text.

SECTION 18 – (...)

X. To dismiss the requirement of conducting a tender offer to delist from the Novo Mercado.

SOLE PARAGRAPH – The resolution referred to in item X of this Section must be taken by majority vote of the shareholders of outstanding shares attending the Meeting, disregarding blank votes. If the Meeting is convened on first call, shareholders representing at least two-thirds (2/3) of total outstanding shares must be in attendance; and if convened on second call, any number of shareholders representing outstanding shares may be in attendance.

Inclusion of item X and sole paragraph in Section 18 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 20 – (...)

PARAGRAPH 1 - The Company will waive submission of proof by a holder of book-entry shares whose name appears on the list of shareholders provided by the financial institution acting as registrar.

SECTION 20 – (...)

PARAGRAPH 1º - The Company will waive submission of proof of ownership by a holder of book-entry shares whose name appears on the list of shareholders provided by the financial institution acting as registrar.

Inclusion of the wording “of ownership” in Paragraph 1 of Section 20 to improve wording and avoid controversy.

SECTION 20 – (...)

PARAGRAPH 2º - A shareholder may be represented at a Shareholders’ Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, provided that the relevant proxy statement is filed with the principal place of business of the Company no later than 48 hours prior to the time scheduled for the Shareholders’ Meeting.

SECTION 20 – (...)

PARAGRAPH 2º - A shareholder may be represented at a Shareholders’ Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, ~~provided that~~ who must file the relevant proxy statement ~~is filed with~~ at the principal place of business of the Company within 48 hours prior to the time scheduled for the Shareholders’ Meeting.

Change to Paragraph 2 of Section 20 of the Bylaws to adjust it to the guidelines set forth in Circular Letter (Ofício-Circular) CVM/SEP 03/19.
SECTION 21 – A shareholders’ Meeting will be called to order, on first call, upon attendance by shareholders representing at least 25% of the capital stock, except where a statute requires a higher quorum; and on second call, with any number of shareholders in attendance, with due regard for the provision in Paragraph 3 of Section 55 hereof.	SECTION 21 – A shareholders’ Meeting will be called to order, on first call, upon attendance by shareholders representing at least 25% of the voting capital stock, except where a statute requires a higher quorum; and on second call, with any number of shareholders in attendance, ~~with due regard for the provision in Paragraph 3 of Section 55 hereof~~.	Inclusion of the wording “voting” in the provision of Section 21 to improve wording and avoid controversy, reflecting that the quorum for the shareholders’ Meeting takes into consideration the requirements provided in article 125 of Law No 6.404/76. Additionally, exclusion of wording at the end of the Section 21 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 24 – With respect to the resolutions of the Shareholders’ Meetings, the votes cast by the Brazilian Shareholders will be computed separately from those cast by the Foreign Shareholders (10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof.	SECTION 24 – With respect to the resolutions of the Shareholders’ Meetings, the votes cast by the Brazilian Shareholders will be computed separately from those cast by the Foreign Shareholders (Sections 10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof.	Change to Section 24 to improve wording, including the word “Sections”.
ARTICLE V BOARD OF DIRECTORS, BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL	ARTICLE V BOARD OF DIRECTORS, BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL
PART I BOARD OF DIRECTORS	PART I BOARD OF DIRECTORS
SECTION 26 – The directors, executive officers and members of the Fiscal Council will take office by executing an deed of investiture recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be, and executing a Manager Consent or Member of Fiscal Council Consent, as mentioned in the Novo Mercado Regulations, in compliance with the applicable provisions of law.	SECTION 26 – The directors, executive officers and members of the Fiscal Council will take office by executing a deed of investiture recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be ~~, and executing a Manager Consent or Member of Fiscal Council Consent, as mentioned in the Novo Mercado Regulations, in compliance with the applicable provisions of law~~.	Exclusion of wording at the end of the introduction of Section 26 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
SECTION 27 – The Board of Directors will be composed of 11 members, all of whom will be elected by the Shareholders’ Meeting with a unified term of office of two years, reelection being permitted, with due regard for the provisions in Paragraphs 1 and 2 below.	SECTION 27 – The Board of Directors will be composed of at least nine and no more than eleven ~~11~~ members, all of whom will be elected by the Shareholders’ Meeting for a unified two years term, reelection being permitted, with due regard for the provisions in Paragraphs 1 and 2 below.	Change to Section 27 to set forth that the Board of Directors will be composed of at least nine and no more than eleven members.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 27 – (...)

PARAGRAPH 3 – The remaining eight Board members will be elected by the other shareholders of the Corporation, subject to the provisions of Sections 31 and 32 hereof. It will be incumbent on the Chairman of the Shareholders’ Meeting, when conducting the proceedings related to the election of Board members, to determine the voting mechanism for election of Board members, as contemplated in this Paragraph (Section 31 or Section 32).

SECTION 27 – (...)

PARAGRAPH 3 – The remaining ~~eight~~ Board members will be elected by the other shareholders of the Company, subject to the provisions of Sections 31 and 32 hereof. It will be incumbent on the Chairman of the Shareholders’ Meeting, when conducting the proceedings related to the election of Board members, to determine the voting mechanism for election of Board members, as contemplated in this Paragraph (Section 31 or Section 32).

Change to Paragraph 3 of Section 27 due to the change described above, in order to avoid controversies about the number of members to be elected by the other shareholders.
SECTION 27 – (...) No corresponding text.

SECTION 27 – (...)

PARAGRAPH 4 – Subject to the introduction and paragraphs 1 and 2 of this Section, the number of members of the Board of Directors in each term of office will be determined at the Shareholders’ Meeting whose agenda includes the election of members of the Board of Directors.

Inclusion of new Paragraph 4 due to the change described above, in order to set forth a rule to regulate the authority and time of determination of the number of members that will compose the Board of Directors.
SECTION 27 – (...) PARAGRAPH 4 – (...)	SECTION 27 – (...) PARAGRAPH ~~4~~5 – (...)	Renumbering of Paragraph 4 (renumbered Paragraph 5) of Section 27 of the Bylaws of the Company as a result of the inclusion of the new paragraph mentioned above.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 27 – (...)

PARAGRAPH 5 – At least twenty percent (20%) of the directors will be Independent Directors, as defined in the Novo Mercado Regulations and expressly acknowledged as such in the minutes of the Shareholders’ Meeting that elects such directors, provided, further, that there shall be deemed independent director(s) any director(s) elected under the permission in Section 141, Paragraph 4 of Law No. 6,404/76, subject to the provision of Section 32, Paragraph 7 hereof.

PARAGRAPH 6 – Where compliance with the percentage in the preceding Paragraph would entail a fractional number of directors, the rounding procedure set forth in the Novo Mercado Regulations will be adopted.

SECTION 27 – (...)

PARAGRAPH ~~5~~6 – At least two (2) or twenty percent (20%), whichever is higher, of the directors will be Independent Directors, as defined in the Novo Mercado Regulations and expressly acknowledged as such in the minutes of the Shareholders’ Meeting that elects such directors, provided, further, that there shall be deemed independent director(s) any director(s) elected under the permission in Section 141, Paragraph 4 of Law No. 6,404/76, subject to the provision of Section 32, Paragraph 7 hereof.

PARAGRAPH ~~6~~7 – ~~Where compliance with the percentage in~~ If the calculation of the percentage referred to in the preceding Paragraph results in a fractional number of directors, ~~the rounding procedure set forth in the Novo Mercado Regulations will be adopted~~ this percentage will be rounded up to the next whole number.

Change to paragraphs 5 and 6 of Section 27 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
SECTION 28 – The Board of Directors will have a Chairman and a Vice Chairman, who will be selected by the Shareholders’ Meeting shortly after election of the Board members.	SECTION 28 – The Board of Directors will have a Chairman and a Vice Chairman, who will be ~~selected~~ elected by the Shareholders’ Meeting shortly after election of the Board members.	Change to Section 28 to improve wording and avoid controversy.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 29 – (...)

I. Except as provided in items IV, V and VI below, in the event of impediment or vacancy with respect to any office of director, the remaining members of the Board of Directors will appoint a substitute that will serve until the next Shareholders’ Meeting, at which time a replacement will be elected;

SECTION 29 – (...)

I. except as provided in items IV, V and VI below, in the event of impediment or vacancy with respect ~~to any office of director, the remaining members of~~ up to two directors, the Board of Directors will continue to be composed of the remaining members until the end of their terms of office or, at the discretion of the Board of Directors, the remaining members of the Board of Directors will appoint a substitute(s) that will serve until the next Shareholders’ Meeting, at which time a replacement(s) will be elected. In the event of vacancy with respect to more than two directors ~~will appoint a substitute that will serve until the next~~, the following rules apply: (x) if the vacancy does not refer to the majority of positions, the other members of the Board of Directors may call a Shareholders’ Meeting to elect the substitute(s) or directly appoint the substitute(s), and no more than two seats in the Board of Directors can remain vacant; (y) if the vacancy refers to the majority of positions, a Shareholders’ Meeting~~, at which time a replacement will be~~ elected must be called to elect their substitutes. In both cases, substitutes must serve for the remaining terms of office of the directors they replaced;

Change to item I of Section 29 to alter the rule applicable to the events of impediment or vacancy in the Board of Directors.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 29 – (...)

VI. In the event of a vacancy with respect to both an acting and an alternate director referred to in Paragraphs 1 and 2 of Section 27, the Board will promptly call a Shareholders’ Meeting to fill the vacant positions.

SECTION 29 – (...)

VI. In the event of a simultaneous vacancy with respect to both an acting and an alternate director referred to in Paragraphs 1 and 2 of Section 27, the Board will promptly call a Shareholders’ Meeting to fill the vacant positions.

Change to item VI of Section 29 to improve wording and avoid controversy.

SECTION 30 – (...)

PARAGRAPH 3 – With regard to the election of the members of the Board of Directors as contemplated in Paragraph 3 of Section 27 hereof, and irrespective of the election mechanism to be adopted (Section 31 or Section 32), any shareholder that wishes to nominate a candidate that is not a Board member must give written notice to the Company no later than ten days prior to the relevant Shareholders’ Meeting, indicating the name, qualifications and professional résumé of each such person, together with a consent signed by the candidate agreeing to run for office. At least eight days prior to the Shareholders’ Meeting, the Company will publish a notice to the shareholders indicating the place where they may obtain a list of all candidates proposed according to this Paragraph and a copy of their qualifications and professional résumés.

SECTION 30 – (...)

~~PARAGRAPH 3 – With regard to the election of the members of the Board of Directors as contemplated in Paragraph 3 of Section 27 hereof, and irrespective of the election mechanism to be adopted (Section 31 or Section 32), any shareholder that wishes to nominate a candidate that is not a Board member must give written notice to the Company no later than ten days prior to the relevant Shareholders’ Meeting, indicating the name and other particulars and professional résumé of each such person, together with a consent signed by the candidate agreeing to run for office. At least eight days prior to the Shareholders’ Meeting, the Company will publish a notice to the shareholders indicating the place where they may obtain a list of all candidates proposed according to this Paragraph and a copy of their particulars and professional résumés.~~

Exclusion of Paragraph 3 of Section 30 to avoid controversy by providing for the nomination of candidates in the sections related to the election by slate and election by cumulative voting.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 31 – Except as provided in Section 32 hereof, election of Board members as contemplated in Paragraph 3 of Section 27 will be conducted according to a slate system, whereby no vote may be cast for an individual candidate.

PARAGRAPH 1 – In the case of an election as referred to in this Section 31, the Board of Directors will nominate a slate, provided further that the management of the Company, no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, will send to the Stock Exchange, will post on the Company’s website and will make available to the shareholders at the Company’s principal place of business a document containing the names and other particulars and résumés of the candidates for the positions of acting Board members comprising the slate referred to in this Paragraph.

SECTION 31 – Except as provided in Section 32 hereof, election of members of the Board of Directors as contemplated in Paragraph 3 of Section 27 will be conducted according to a slate system, whereby no vote may be cast for an individual candidate.

PARAGRAPH 1 – In the case of an election as referred to in this Section 31, the Board of Directors will nominate a slate, provided further that the management of the Company, no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, will send to the ~~Stock Exchange~~ stock exchange, will post on the Company’s website and will make available to the shareholders at the Company’s principal place of business a document containing the names and other particulars and résumés of the candidates for the positions of acting Board members comprising the slate referred to in this Paragraph.

Change to the introduction of Section 31 and Paragraph 1 to improve wording and avoid controversy.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 31 – (...)

PARAGRAPH 2 – Any other shareholder or group of shareholders may propose another slate for the Board of Directors, subject to the following rules:

a) the proposal should be notified in writing to the Company no later than ten days prior to the date of the Shareholders’ Meeting, provided, further, that the same shareholder or group of shareholders may not submit more than one slate;

b) the notice should contain the information and documents mentioned in Paragraph 3 of Section 30, with an indication of the members;

c) no later than eight days prior to the date of the Shareholders’ Meeting, the Company will publish a notice informing the place where the shareholders may obtain a copy of the proposed slate, such notice to be posted on the Company’s website as well.

SECTION 31 – (...)

PARAGRAPH 2 – Any ~~other~~ shareholder or group of shareholders may propose another slate for the Board of Directors, subject to the following rules:

a) the proposal should be notified in writing to the Company ~~no later than ten days prior to the date of the Shareholders’ Meeting~~, provided, further, that the same shareholder or group of shareholders may not submit more than one slate;

b) the notice should ~~contain~~ indicate the names for the slate and, for members who are not members of the Board of Directors or members of the slate indicated by the Board of Directors, the notice should indicate the respective qualification and professional résumés, executed instrument certifying acceptance to run in the election, as well as other information and documents ~~mentioned in Paragraph 3 of Section 30, with an indication of the members~~ required by applicable law;

c) ~~no later than eight days prior~~before the date of the Shareholders’ Meeting, the Company will publish a notice informing the place where the shareholders may obtain a copy of the proposed slate and a copy of the qualification and professional résumés of the candidates, such notice to be posted on the Company’s website as well.

Change to sub items “a” and “c” of Paragraph 2 of Section 31 to provide a more flexible term for the Company in view of the changes in CVM Instruction No. 481/09, which resulted in the reduction of the term for the Company to process requests related to inclusion of candidates.

Change to sub item “b” of Paragraph 2 of Section 31 to make clear the information that should be included in the possible communication of a shareholder with a proposal for another slate.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 32 – In connection with the election of the members of the Board of Directors as contemplated in Paragraph 3 of Section 27, the shareholders representing at least 5% of the capital stock will be free to request adoption of the cumulative voting method, no later than 48 hours prior to the date of the Shareholders’ Meeting.

PARAGRAPH 2 – (...)

a) firstly, a calculation will be made of the number of votes that each shareholder may cast according to the provision of item I of Section 14, ascribing to each share that does not exceed 5% of the total of the shares of the Company’s capital stock as many votes as correspond to the number of members of the Board of Directors to be elected;

b) if the aggregate votes of the Foreign Shareholders exceed 2/3 of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor will be applied to the votes of each Foreign Shareholder so as to make them compliant with the limit in item II of Section 14.

PARAGRAPH 3 – (...)

b) a candidate that is nominated by any shareholder but is not a member of the Board of Directors, pursuant to Paragraph 3 of Section 30.

SECTION 32 – In connection with the election of the members of the Board of Directors as contemplated in Paragraph 3 of Section 27, the shareholders representing at least 5% of the voting capital stock will be free to request adoption of the cumulative voting method, no later than 48 hours prior to the date of the Shareholders’ Meeting.

PARAGRAPH 2 – (...)

a) firstly, a calculation will be made of the number of votes that each shareholder may cast according to the provision of item I of Section 14, ascribing to each share that does not exceed 5% of the total of the shares of the Company’s capital stock as many votes as correspond to the number of members of the Board of Directors to be elected;

b) if the aggregate votes of the Foreign Shareholders exceed 2/3 of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor will be applied to the votes of each Foreign Shareholder so as to make them compliant with the limit in item II of Section 14.

PARAGRAPH 3 – (...)

b) a candidate that is nominated by any shareholder and is not a member of ~~the Board of Directors, pursuant to Paragraph 3 of Section 30~~ the proposed slate must send his or her qualification and professional résumé, the executed instrument certifying his or her acceptance to run in the election and other information and documents required by applicable regulations.

Change to the introduction of Section 32, sub items a and b of Paragraph 2 and sub item b of Paragraph 3 to improve wording and avoid controversy[3], reflecting that the minimum percentage takes into account the voting capital, as well as identifying the information of the nominee indicated by the shareholder that must be provided.

[3]	Not affected by the translation into English

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 33 – (...)

XVI. To approve the formation and closing down of companies, and the holding by the Company of an ownership interest in other companies or undertakings of any kind whatsoever, in Brazil or abroad;

XVII. To authorize the Company to extend financing and/or offer security or guarantee to third parties, with due regard for the provisions of item XII of Section 39 below;

SECTION 33 – (...)

XVI. To approve the formation and closing down of ~~companies and~~ directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature, as well as the direct holding by the Company of an ownership interest in other companies or undertakings of any kind whatsoever, in Brazil or abroad, and the sale of such ownership interest;

XVII. To authorize the Company to ~~extend financing and/or offer security or guarantee~~ obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including, for example, security, accommodation, suretyship, expense, advance or credit offer in benefit of third parties, ~~with due regard for~~ without prejudice to the provisions of item ~~XII~~ XI of Section ~~39,~~ 41 below;

Change to items XVI and XVII of Section 33 to improve the corporate governance structure of the Company.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 33 – (...) No corresponding text.	SECTION 33 – (...) XVIII. To open and close operating units of the Company;	Inclusion of a new item XVIII in Section 33, due to the transfer of authority to the Board of Directors.
SECTION 33 – (...) XVIII. To approve the compensation and human resources policies of the Company, including criteria for compensation, rights and benefits;

SECTION 33 – (...)

XIX. ~~XVIII.~~ To approve ~~the policies~~ the following policies: (i) appointment of members of the board of directors, its advisory committees and statutory board of executive officers; (ii) risk management; (iii) related party transactions; (iv) securities trading; and (v) compensation and human resources policies of the Company, including criteria for compensation, rights and benefits;

Change to current item XVIII (renumbered item XIX) of Section 33 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
SECTION 33 – (...) No corresponding text.	SECTION 33 – (...) XX. To attribute to directors and executive officers and/or employees of the Company profit sharing, subject to legal limits and the human resources policy of the Company;	Inclusion of new item XX in Section 33 due to the transfer of authority to the Board of Directors.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 33 – (...)

XXII. To define the list of three expert firms from which the Shareholders’ Meeting will select the firm that will make an economic appraisal of the Company and will prepare the required report, in those cases mentioned in Articles VII and VIII hereof;

(...)

XXIII. To issue a prior favorable or unfavorable opinion with respect to any tender offer for the shares of the capital stock of the Company, as expressed in a well-reasoned report to be issued no later than 15 days after publication of the notice for such tender offer, covering at least (i) the convenience and timeliness of the tender offer in light of the common interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer on the interests of the Company; (iii) the strategic plans announced by the offeror with respect to the Company; (iv) other matters that the Board of Directors deems relevant, as well as any information required by the applicable rules issued by CVM;

SECTION 33 – (...)

~~XXII. To define the list of three expert firms from which the Shareholders’ Meeting will select the firm that will make an economic appraisal of the Company and will prepare the required report, in those cases mentioned in Articles VII and VIII hereof;~~

(...)

~~XXIII~~. XXIV. To issue a prior favorable or unfavorable opinion with respect to any tender offer for the shares of the capital stock of the Company, as expressed in a well-reasoned report to be issued no later than 15 days after publication of the notice for such tender offer, covering at least (i) the convenience and timeliness of the tender offer in light of the interests of the Company and the interests of shareholders ~~and the liquidity of their securities; (ii) the impact of the tender offer on the interests of the Company;~~, including in connection with the price and potential impacts on the liquidity of the shares; (ii) the strategic plans announced by the offeror with respect to the Company; (iii) alternatives in the market to the acceptance of the tender offer; and (iv) other matters that the Board of Directors deems relevant~~, as well as any information required by the applicable rules issued by CVM~~;

Exclusion of item XXII and change in current item XXIII (renumbered item XXIV) of Section 33 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 33 – (...) No corresponding text.

SECTION 33 – (...)

XXVII. To elect the members of statutory advisory committees of the Board of Directors and their respective coordinators, and approve the internal regulations of the statutory advisory committees of the Board of Directors;

Inclusion of item XXVII in Section 33 due to the attribution of authority to the Board of Directors.
SECTION 33 – (...) No corresponding text.

SECTION 33 – (...)

XXVIII. To authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including security, accommodation, suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies that are directly or indirectly controlled by the Company, duly consolidated in its financial statements, in an amount above one percent (1%) of the Company’s Shareholder’s Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas – DFP) or Quarterly Information Form (Formulário de Informações Trimestrais – ITR), whichever is more recent; and

Inclusion of item XXVIII in Section 33 to improve the corporate governance structure of the Company.
SECTION 33 – (...) No corresponding text.	XXIX. To pass a resolution on the execution of indemnity agreements by the Company, as well as the establishment of the policy applicable to such indemnity agreements, pursuant to Section 66.

Inclusion of item XXIX in Section 33 to attribute to the Board of Directors the power to pass resolutions on the execution, by the Company, of indemnity agreements and any policies applicable to these agreements.

SECTION 33 – (...) Items XVIII to XXV of Section 33	SECTION 33 – (...) Items XIX to XVI of Section 33	Renumbering of items due to the inclusion of items XVIII and XX and exclusion of item XXII, as per changes described above.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 33 – (...)

PARAGRAPH 2 - Subject to any limitations imposed by the Shareholders’ Meeting, it will be incumbent on the Board of Directors to fix the compensation of each director, each executive officer and each committee member (Sections 34 and 35), taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services.

SECTION 33 – (...)

PARAGRAPH 2 - Subject to any limitations imposed by the Shareholders’ Meeting, it will be incumbent on the Board of Directors to fix the compensation of each director, each executive officer and each committee member (Sections 34 ~~and 35~~to 37), taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services.

Change to Paragraph 2 of Section 33 due to the renumbering of sections resulting from the inclusion of new ones.

SECTION 34 – The Board of Directors will appoint a standing Strategies Committee, a standing Human Resources Committee and a standing Audit and Risks Committee, each composed of up to five members, having no decision-making or managerial authority, in order to assist the Board in the performance of its functions.

PARAGRAPH 1 – The members of the Board of Directors and the Board of Executive Officers of the Company may serve on the Strategies or the Human Resources Committees.

PARAGRAPH 2 – In the event an executive officer is appointed to serve on the Strategies Committee and the Human Resources Committees, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on such committees and the Audit and Risks Committee may combine the compensation for each position so held.

SECTION 34 – The Board of Directors will appoint a standing Strategy Committee, a standing ~~Human Resources~~Personnel and Governance Committee and a standing Audit, ~~and~~ Risk and Ethic Committee, ~~each composed of up to five members,~~ having no decision-making or managerial authority, in order to assist the Board in the performance of its functions.

PARAGRAPH 1º – ~~The members of the~~ Strategy Committee and ~~Human Resources Committee~~the Personnel and Governance Committee will comprise up to five members, most of whom must be independent members of the Board of Directors, ~~or Board of Executive Officers of the Company~~or External Members, pursuant to paragraph 3 of Section 37 of these Bylaws.

PARAGRAPH 2º – ~~In the event an executive officer is appointed to serve on the Strategies Committee and the Human Resources Committees, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position.~~ The members of all committees will have the same duties and responsibilities of directors and executive officers, pursuant to Section 160 of Law No. 6,404/76, and will take their positions on the committees upon execution of the applicable Investiture Instrument, which will set forth the requirements to fill each position.

PARAGRAPH 3 – The members of the Board of Directors appointed as members of these bodies and the Audit ~~and~~, Risk and Ethic Committee may combine the compensation for each position so held.

Change to Section 34, introduction and Paragraphs 1 and 2, and inclusion of new Paragraph 3 to (i) change the name of the Human Resources Committee to Personnel and Governance Committee, (ii) exclude the appointment of members of the Board of Executive Officers for the advisory committees of the Board of Directors, (iii) include that the Strategy Committee and the Personnel and Governance Committee will comprise up to five members, most of whom must be independent members of the Board of Directors, or external members and (iv) set forth the duties and responsibilities of the members of committees.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 34 – (...)

PARAGRAPH 3 – The Audit and Risks Committee will perform the functions of an “Audit Committee” for the purposes of U.S. legislation, particularly the Sarbanes-Oxley Act. To this end, it will be incumbent on the Audit and Risks Committee, in addition to the duties assigned by Brazilian applicable legislation and its internal regulations, to perform in the following functions:

a) to make a recommendation to the Board of Directors as to the selection or replacement of the independent auditors and their compensation;

b) to oversee the work of the independent auditors, and to pass on the engagement of the independent auditors to render other services to the Company;

c) to take action and adopt measures as required to learn about and verify any claims involving matters related to financial statements, internal controls and independent auditing; and

d) to mediate any conflicts and controversies between the management of the Company and the independent auditors.

SECTION 35 – The Audit ~~and Risks~~, Risk and Ethic Committee, an advisory body to assist the Board of Directors, will perform the functions of an “Audit Committee” for the purposes of U.S. legislation, particularly the Sarbanes-Oxley Act.

PARAGRAPH 1 – Audit ~~and Risks~~, Risk and Ethic Committee comprises at least three (3) and no more than five (5) members, of whom at least one (1) must be an independent member of the Board of Directors, one (1) must be an External Member, pursuant to paragraph 3 of Section 37 of these Bylaws, one (1) must have acknowledged experience in corporate accounting matters, and the other members, if any, must be independent members or External Members.

PARAGRAPH 2 – One member of the Audit, Risk and Ethic Committee may meet both the requirements of being an independent member of the Board of Directors with acknowledged experience in corporate accounting matters, or being an External Member with acknowledged experience in corporate accounting matters.

PARAGRAPH 3 – The activities of the coordinator of the Audit, Risk and Ethic Committee will be set forth in the committee’s internal regulations, approved by the Board of Directors.

SECTION 36 – ~~To this end,~~ It is incumbent on the Audit ~~and~~, Risk and Ethic Committee, in addition to the duties assigned by ~~Brazilian~~ applicable legislation and its internal regulations~~, to perform in the following functions~~:

a) to make a recommendation to the Board of Directors as to the selection or replacement of the independent auditors and their compensation;

b) to oversee the work of the independent auditors, and to pass on the engagement of the independent auditors to render other services to the Company;

c) to take action and adopt measures as required to learn about and verify any claims involving matters related to financial statements, internal controls and independent auditing; and

d) to mediate any conflicts and controversies between the management of the Company and the independent auditors.

e) to review quarterly information, interim financial information and financial statements;

f) to monitor the internal audit activities and the activities of the internal controls area of the Company;

g) to review and monitor the Company’s risk exposure;

h) to review, monitor and make recommendations to management regarding the correction or improvement of the Company’s internal policies, including the related party transactions policy; and

i) to have the means to receive and treat information regarding non-compliance with legal provisions and regulations applicable to the Company, in addition to internal regulations and codes, including provisions on specific procedures to protect providers of information and the confidentiality of information.

PARAGRAPH 1 – The Company must annually disclose a summary report prepared by the Audit, Risk and Ethic Committee, contemplating the meetings held and the main matters discussed, highlighting the recommendations made by such committee to the Board of Directors.

PARAGRAPH 2 – The officers of the Company and the officers of the Company’s controlled companies, controlling shareholder, if any, affiliates or companies under common control cannot be members of the Audit, Risk and Ethic Committee.

Change to Paragraph 3 of Section 34 (transformed in Sections 35 and 36) of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations and to and provide for the participation of external members.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 35 – The Board of Directors may create advisory committees to assist the management of the Company, such committees to have limited, specific purposes and a defined duration. The Board of Directors will appoint the members of the advisory committees and will fix their compensation, subject to the aggregate limit established by the Shareholders’ Meeting.

PARAGRAPH 1 – The members of the Board of Directors and the Board of Executive Officers of the Company may serve on any advisory committee.

PARAGRAPH 2 – In the event an executive officer is appointed to serve on an advisory committee, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on any such committee may combine the compensation for each position so held.

No corresponding text.

No corresponding text.

SECTION ~~35~~37 – The Board of Directors may create advisory committees to assist ~~the management~~ the Board of Directors of the Company, such committees to have limited, specific purposes and a defined duration. The Board of Directors will appoint the members of the advisory committees and will fix their compensation, subject to the aggregate limit established by the Shareholders’ Meeting.

PARAGRAPH 1– ~~The members of the Board of Directors~~The advisory committees of the Board of Directors comprise mainly independent members of the Board of Directors, ~~or the Board of Executive Officers of the Company may serve on any advisory committee.~~or external members (“External Members”).

PARAGRAPH 2 – ~~In the event an executive officer is appointed to serve on an advisory committee, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position.~~ The directors appointed to serve on any such committee may combine the compensation for each position so held.

PARAGRAPH 3 – Committee External Members must:

a) not be a member of the Board of Directors or Board of Executive Officers of the Company or its controlled companies;

b) have good reputation and extensive knowledge of the rules applicable to publicly-held companies, as well as the guiding concepts and principles of the highest corporate governance level in the Brazilian capital market;

c) not be a spouse or up to a second-degree relative of (1) members of the management of the Company or its controlled companies or (2) individuals who are employees of the Company or its controlled companies, to the extent that it compromises his or her independence as External Member; and

d) not hold positions in companies that may be deemed a competitor of the Company or its controlled companies, and not have, nor represent, interests that conflict with those of the Company or its controlled companies.

PARAGRAPH 4 – The members of all committees have the same duties and responsibilities of directors and executive officers, pursuant to Section 160 of Law No. 6,404/76, and will take office upon execution of the applicable deed of investiture, which will acknowledge the requirements to fill each position.

Change to the introduction and Paragraphs 1 and 2, and inclusion of Paragraphs 3 and 4 of current Section 35 (renumbered Section 37) to (i) refer to the advisory committees of the Board of Directors, (ii) exclude the appointment of members of the Board of Executive Officers to the advisory committees of the Board of Directors, (iii) include that these advisory committees will mostly comprise independent members of the Board of Directors or external members, (iv) include the definition of external members and (v) set forth the duties and e responsibilities of the members of committees.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

PART II BOARD OF EXECUTIVE OFFICERS	PART II BOARD OF EXECUTIVE OFFICERS

SECTION 36 – The Board of Executive Officers will be composed of no less than four and no more than eleven executive officers, one of whom will be Chief Executive Officer. All executive officers will serve for a term of two years, reelection being permitted. The titles and functions of each executive officer will be assigned by the Board of Directors, which will designate one officer to serve as the Investor Relations Officer. (...)

PARAGRAPH 4 – In the event of a vacancy in a position of executive officer such position will be filled on an interim basis by one of the remaining executive officers, as designated by the Chief Executive Officer. Such executive officer will then combine the two positions and will so serve until the next meeting of the Board of Directors.

SECTION ~~36~~38 – The Board of Executive Officers will be composed of no less than four and no more than eleven executive officers, one of whom will be Chief Executive Officer. All executive officers will serve for a term of two years, reelection being permitted. The titles and functions of each executive officer will be assigned by the Board of Directors, which will designate one officer to serve as the Investor Relations Officer. (...)

PARAGRAPH 4 – In the event of a vacancy in a position of executive officer, such position will be filled on an interim basis by one of the remaining executive officers, as designated by the Chief Executive Officer. Such executive officer will then combine the two positions and will so serve until the next meeting of the Board of Directors.

Change to current Section 36 (renumbered Section 38) and Paragraph 4 to improve wording.
SECTION 39 – (...) V. To create and terminate the operating units of the Company;	SECTION ~~39~~41 – (...) ~~V. To create and terminate the operating units of the Company;~~	Exclusion of item V of current Section 39 (renumbered Section 41) due to the transfer of authority to the Board of Directors.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 39 – (...)

X. To propose to the Board of Directors the organization and closing of controlled companies of the Company, in Brazil and abroad;

XII. To authorize the Company to offer security or guaranty and to extend financing to its controlled companies, special purpose companies and other companies directly or indirectly controlled by the Company, duly consolidated with the Company in its financial statements; and (...)

SECTION ~~39~~41 – (...)

~~X.~~ IX. To propose to the Board of Directors the organization and closing of controlled companies of the Company, in Brazil and abroad~~;~~, and other acts set forth in Section 33, item XVI of these Bylaws;

~~XII.~~ XI. To authorize the Company to ~~offer security or guaranty and to extend financing to~~ obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including security, accommodation, suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies directly or indirectly controlled by the Company, duly consolidated with the Company in its financial statements, up to the amount of one percent (1%) of the Stockholders’ Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas) (DFP) or Quarterly Information Form (Formulário de Informações Trimestrais) (ITR), whichever is more recent; and (...)

Change to items X and XII of current Section 39 (renumbered new items IX and XI of Section 41) to improve the corporate governance structure of the Company.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 39 – (...) Items VI, VII, VIII and IX	SECTION ~~39~~41 – (...) Items V to VIII	Renumbering of items due to the exclusion of item V, as per change described above.
PART III FISCAL COUNCIL	PART III FISCAL COUNCIL

SECTION 41 – The Fiscal Council of thee Company will operate on a permanent basis and will be composed of at least three and no more than five members and an equal number of alternates, who may be shareholders or non-shareholders, all residents of Brazil. The committee members will be elected by the Shareholders’ Meeting and will have such duties as are provided for by law.

(...)

PARAGRAPH 3 – If in accordance with the terms of Section 54 hereof the Company comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, will have the right to elect, in a separate vote, one committee member and his alternate.

SECTION ~~41~~43 – The Fiscal Council of the Company will operate on a permanent basis and will be composed of at least three and no more than five members and an equal number of alternates, who may be shareholders or non-shareholders, all residents of Brazil. The committee members will be elected by the Shareholders’ Meeting and will have such duties as are provided for by law.

(...)

PARAGRAPH 3 – If in accordance with the terms of Section ~~54~~56 hereof the Company comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, will have the right to elect, in a separate vote, one committee member and his alternate.

Change to current Section 41 (renumbered Section 43) to improve wording[4].

Change to Paragraph 3 of current Section 41 (renumbered Section 43) due to the renumbering of sections resulting from the inclusion of new ones.

[4]	Not affected by the translation to English

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

PART IV MEETINGS OF THE MANAGEMENT BODIES	PART IV MEETINGS OF THE MANAGEMENT BODIES
SECTION 44 – All management bodies of the Company will meet on a regular basis eight times a year, according to a time table to be announced always during the first month of each fiscal year by the Chairman of the relevant body, provided, further, that special meetings may be held whenever necessary.

SECTION ~~44 – All management bodies~~ 46 – The Board of Directors of the Company will meet on a regular basis eight times a year, according to a time table to be announced always during the first month of each fiscal year by the ~~Chairman of the relevant body~~ Chairman of the Board of Directors, provided, further, that extraordinary meetings may be held whenever necessary.

Change to current Section 44 (renumbered Section 46) providing for the periodicity of meetings of the Board of Directors.
SECTION 45 – The directors and executive officers of the Company will be called to attend the meetings of the relevant bodies by personal written notice given at least five business days in advance by letter, cable, fax, e-mail or any other means that permits acknowledgement of receipt by the addressee.

SECTION ~~45~~47 – The directors and executive officers of the Company will be called to attend the meetings of the relevant bodies by personal written notice given at least ~~five~~three business days in advance by letter, ~~telegram, fax,~~ e-mail or any other means that permits acknowledgement of receipt by the addressee.

Change to current Section 45 (renumbered Section 47), excluding the call by telegram and fax for meetings of management bodies, as well as changing the term to call meetings of the Board of Directors.
SECTION 45 – (...) PARAGRAPH 2 – The meetings of the management bodies may be called to order irrespective of notice where all members are in attendance.	SECTION ~~45~~47 – (...) PARAGRAPH 2 – The meetings of the management bodies may be called to order irrespective of notice where all members are in attendance.	Change to Paragraph 2 of current Section 45 (renumbered Section 47) to improve wording and avoid controversy[5].

[5]	Not affected by the translation into English

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 45 – (...) No corresponding text.

SECTION ~~45~~47 – (...)

PARAGRAPH 3 – In case of duly justified urgency, the Chairman of the Board of Directors may call meetings, pursuant to paragraph 1 of this Section, in which cases, the meeting will only be convened with the attendance of at least two-thirds (2/3) of its members.

Inclusion of Paragraph 3 of current Section 45 (renumbered Section 47) to provide for urgent call of meetings of the Board of Directors.
SECTION 46 – The meetings of the management bodies may only be called to order and transact business if a majority of the relevant members are in attendance; a director or officer will be deemed to be present at a meeting if he/she participates via telephone conference or any other means that allows identification of such director or officer, as well as simultaneous communication with all other attendees.	SECTION ~~46~~48 – The meetings of the management bodies may only be called to order and transact business if a majority of the relevant members are in attendance; a director or officer will be deemed to be present at a meeting if he/she participates via telephone conference, video conference, telepresence, e-mail or any other means of communication that allows identification of such director or officer ~~as well as simultaneous communication with all other attendees~~. In this case, directors and officers will be deemed in attendance for purposes of quorum and voting, and their vote will be deemed valid for all legal purposes, and must be included in the minutes of the meeting.	Change to current Section 46 (renumbered Section 48) to detail participation by video conference, telepresence, e-mail or other means of communication that allows the identification of Directors and Officers.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

ARTICLE VI FINANCIAL STATEMENTS AND DISTRIBUTION OF INCOME	ARTICLE VI FINANCIAL STATEMENTS AND DISTRIBUTION OF INCOME

SECTION 52 – (...)

PARAGRAPH 1 – Profit sharing may only be paid with respect to a fiscal year in which the mandatory dividend referred to in Section 49 hereof is paid to the shareholders.

PARAGRAPH 2 – In the event the Company pays an interim dividend out of earnings shown in a semi-annual balance sheet, in an amount equal to at least 25% of the net income for the period calculated pursuant to Section 51 hereof, the Board of Directors may approve payment of profit sharing to the directors and executive officers with respect to such semi-annual period, contingent on subsequent confirmation by the Shareholders’ Meeting.

SECTION ~~52~~54 – (...)

PARAGRAPH 1 – Profit sharing may only be paid with respect to a fiscal year in which the mandatory dividend referred to in Section ~~49~~.51 hereof is paid to the shareholders.

PARAGRAPH 2 – In the event the Company pays an interim dividend out of earnings shown in a semi-annual balance sheet, in an amount equal to at least 25% of the net income for the period calculated pursuant to Section ~~51~~,53 hereof, the Board of Directors may approve payment of profit sharing to the directors and executive officers with respect to such semi-annual period, contingent on subsequent confirmation by the Shareholders’ Meeting.

Change to Paragraphs 1 and 2 of current Section 52 (renumbered Section 54) due to the renumbering of sections resulting from the inclusion of new ones.
ARTICLE VII PROTECTION MECHANISMS	ARTICLE VII PROTECTION MECHANISMS

SECTION 53 – (...)

PARAGRAPH 1 – If at any time the Investor Relations Officer detects a breach of any restriction as to the limit of shares owned by a single shareholder or Shareholder Group, the Investor Relations Officer will immediately report such fact: (i) to the Chairman of the Board of Directors; (ii) to the Board Member elected by the Brazilian Federal Government, in its capacity as holder of the Golden Share; (iii) to the Chief Executive Officer; (iv) to the members of the Fiscal Council; (v) to the BM&FBOVESPA; and (vi) to the CVM.

SECTION ~~53~~ 55 – (...)

PARAGRAPH 1 – If at any time the Investor Relations Officer detects a breach of any restriction as to the limit of shares owned by a single shareholder or Shareholder Group, the Investor Relations Officer will immediately report such fact: (i) to the Chairman of the Board of Directors; (ii) to the Board Member elected by the Brazilian Federal Government, in its capacity as holder of the Golden Share; (iii) to the Chief Executive Officer; (iv) to the members of the Fiscal Council; (v) to the ~~BM&FBOVESPA~~B3; and (vi) to the CVM.

New name of B3.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 54 - Any shareholder or Shareholder Group (an “Acquiring Shareholder”) that acquires or becomes the holder for any reason of: (i) 35% or more of the Company’s total capital stock; or (ii) other rights, including under a usufruct or trust by will (fideicomisso), related to outstanding shares of the Company that represent more than 35% of the capital stock must, within no more than 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government as the holder of the Golden Share, through the Ministry of Finance, a request to conduct a tender offer for all outstanding shares of the Company, subject to the provisions of applicable regulations, the rules issued by the BM&FBOVESPA and the provisions of this Section.

SECTION ~~54~~56 - Any shareholder or Shareholder Group (an “Acquiring Shareholder”) that acquires or becomes the holder for any reason of: (i) 35% or more of the Company’s total capital stock; or (ii) other rights, including under a usufruct or trust by will (fideicomisso), related to outstanding shares of the Company that represent more than 35% of the capital stock must, within no more than 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government as the holder of the Golden Share, through the ~~Ministry of Finance~~Ministry of Economy, a request to conduct a tender offer for all outstanding shares of the Company, subject to the provisions of applicable regulations, the rules issued by the ~~BM&FBOVESPA~~B3 and the provisions of this Section.	New name of B3 and the Ministry of the Economy (previously called Ministry of Finance).

SECTION 54 – (...)

PARAGRAPH 5 – For the purposes of Paragraph 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share will be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate.

SECTION 5456 – (...)

PARAGRAPH 5 – For the purposes of Paragraph 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share will be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate.

Change to Paragraph 5 of current Section 53 (renumbered Section 55) to improve wording[6].

[6]	Not affected by the translation to English

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 54 – (...)

PARAGRAPH 8º – (...)

II. be carried out through an auction to be conducted on the BM&FBOVESPA;

(...)

VI. be supported by an appraisal report of the Company prepared by a firm of recognized international standing and independence, and expertise in economic appraisal of public companies, such report to be prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer.

SECTION ~~54~~56 – (...)

PARAGRAPH 8º – (...)

II. be carried out through an auction to be conducted on the ~~BM&FBOVESPA~~B3;

(...)

VI. be supported by an appraisal report of the Company prepared by a firm of recognized international standing and independence, and expertise in economic appraisal of public companies, such report to be prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer.

New name of B3. Change to Paragraph 8 of current Section 54 (renumbered Section 56) to improve wording[7].
ARTICLE VIII REGISTRATION AS A PUBLICLY-HELD COMPANY AND NOVO MERCADO	ARTICLE VIII REGISTRATION AS A PUBLICLY-HELD COMPANY AND NOVO MERCADO

[7]	Not affected by the translation to English

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

No corresponding text.

SECTION 57 – The voluntary delisting from the Novo Mercado segment may occur: (i) regardless of any tender offer, in the event of dismissal approved by the shareholders’ meeting of the Company, pursuant to Section 18, item X, of these Bylaws, or (ii) in the absence of such dismissal, if preceded by a tender offer that complies with the procedures set forth in the regulation enacted by the CVM on tender offers for delisting as a publicly-held company, meeting the following requirements:

I. the offered price must be fair, and the Company may request a new appraisal, pursuant to Section 4-A of Law No. 6,404/76; and

II. shareholders holding more than one-third (1/3) of the outstanding shares must accept the tender offer or expressly agree with the delisting from the Novo Mercado segment without effecting the sale of shares.

PARAGRAPH 1 – For purposes of this Section 57, outstanding shares are only the shares whose holders expressly agree to delist from the Novo Mercado or qualify for the tender offer auction, pursuant to the regulation enacted by the CVM applicable to tender offers of publicly-held companies for delisting.

PARAGRAPH 2 – If the quorum mentioned in the paragraph above is reached: (i) those who accepted the tender offer cannot be submitted to an apportionment in the sale of their equity interest, subject to the procedures of dismissal of the limits set forth in the regulation enacted by the CVM applicable to tender offers; and (ii) the offeror must purchase the remaining outstanding shares within one (1) month from the date of the auction, for the final tender offer price, adjusted to the date of effective payment, pursuant to the tender offer notice and applicable regulation, which must occur within fifteen (15) days from the date of exercise of this option by shareholders.

Inclusion of Section 57 in the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 55 – As long as the Company has no Controlling Shareholder, as defined in the Novo Mercado Regulations, in the event the Shareholders’ Meeting approves:

I – the cancellation of the registration of the Company as a publicly-held company, the Company must conduct a tender offer, provided that in such case the Company may only purchase the shares owned by those shareholders that voted favorably on the cancellation of registration after having purchased the shares of all other shareholders that have not voted favorably on the aforesaid cancellation of registration and who have accepted the tender offer;

II – the delisting of the Company from the Novo Mercado, whether for the purpose of registration for trading of its securities outside the Novo Mercado or for the purpose of a corporate reorganization as provided in Section 57 (b) (ii) of these Bylaws, will be contingent on the making of a tender offer for the shares owned by the remaining shareholders of the Company. The Shareholders’ Meeting in question will define the persons responsible for conducting such tender offer, who will be in attendance at the meeting and will expressly accept the obligation to make the offer. If the persons responsible for undertaking such tender offer are not defined in the case of a corporate reorganization as mentioned in Section 57, (b) (ii) hereof, where the surviving company does not have its securities traded on the Novo Mercado, it will be incumbent on the shareholders that voted favorably on the corporate reorganization to undertake such tender offer.

PARAGRAPH 1 – With respect to the tender offer provided for in this Section, the minimum offered price will correspond to economic value as ascertained by an appraisal report.

SECTION ~~55~~ 58 – As long as the Company has no ~~Controlling Shareholder~~controlling shareholder, ~~as defined in the Novo Mercado Regulations,~~pursuant to applicable law, in the event the Shareholders’ Meeting approves:

I. the cancellation of the registration of the Company as a publicly-held company, the Company must conduct a tender offer~~,~~ pursuant to Section 57, provided that in such case the Company may only purchase the shares owned by those shareholders that voted favorably on the cancellation of registration after having purchased the shares of all other shareholders that have not voted favorably on the aforesaid cancellation of registration and who have accepted the tender offer;

II. the delisting of the Company from the Novo Mercado, whether for the purpose of registration for trading of its securities outside the Novo Mercado or for the purpose of a corporate reorganization as provided in Section ~~57~~60 (b) (ii) of these Bylaws, will be contingent on the making of a tender offer for the shares owned by the remaining shareholders of the Company, pursuant to Section 57. The Shareholders’ Meeting in question will define the persons responsible for conducting such tender offer, who will be in attendance at the meeting and will expressly accept the obligation to make the offer. If the persons responsible for undertaking such tender offer are not defined in the case of a corporate reorganization as mentioned in Section ~~57~~60 (b) (ii) hereof, where the surviving company does not have its securities traded on the Novo Mercado, it will be incumbent on the shareholders that voted favorably on the corporate reorganization to undertake such tender offer.

Change to current Section 55 (renumbered Section 58) of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

PARAGRAPH 2 – The appraisal report mentioned in this Section will be prepared by an expert institution or firm of recognized expertise unrelated to the decision-making authority of the Company, its managers and/or the controlling shareholder(s), where applicable. The report will also comply with the requirements of Paragraph 1 of Section 8 of Law No. 6.404/76 and will provide for the liability mentioned in Paragraph 6 of such Section.

PARAGRAPH 3 – The selection of the expert institution or firm in charge of determining the economic value of the Company will be incumbent on the Shareholders’ Meeting only, based on a list of three names submitted by the Board of Directors. The decision in this regard will be made by an absolute majority of the shareholders representing the outstanding shares of the Company present at the Shareholders’ Meeting, any blank votes to be disregarded. Such Shareholders’ Meeting, if convened on first call, must have in attendance shareholders representing at least twenty percent (20%) of all outstanding shares and, if convened on second call, may have in attendance any number of shareholders representing the outstanding shares.

PARAGRAPH 4º – The costs for preparation of the required appraisal report will be fully borne by the offeror.

SOLE PARAGRAPH ~~1~~ – The tender offer provided for in this Section~~, the minimum offered price will correspond to economic value as ascertained by an appraisal report.~~

~~PARAGRAPH 2º – The appraisal report mentioned in this Section will be prepared by an expert institution or firm of recognized expertise unrelated to the decision-making authority of the Company, its managers and/or the controlling shareholder(s), where applicable. The report will also comply with the requirements of Paragraph 1 of Section 8 of Law No. 6.404/76 and will provide for the liability mentioned in Paragraph 6 of such Section.~~

~~PARAGRAPH 3 – The selection of the expert institution or firm in charge of determining the economic value of the Company will be incumbent on the Shareholders’ Meeting only, based on a list of three names submitted by the Board of Directors. The decision in this regard will be made by an absolute majority of the shareholders representing the outstanding shares of the Company present at the Shareholders’ Meeting, any blank votes to be disregarded. Such Shareholders’ Meeting, if convened on first call, must have in attendance shareholders representing at least twenty percent (20%) of all outstanding shares and, if convened on second call, may have in attendance any number of shareholders representing the outstanding shares.~~

~~PARAGRAPH 4 –~~ is subject to the procedures applicable to tender offers conducted for delisting. The costs for preparation of the required appraisal report will be fully borne by the offeror.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 56 – As long as the Company has no Controlling Shareholder, as defined in the Novo Mercado Regulations, and the delisting of the Company from the Novo Mercado results from non-compliance with any obligations imposed by the Novo Mercado Regulations, then delisting from the Novo Mercado will be contingent on the conduct of a tender offer for at least the economic value of shares, as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations. (...)	SECTION ~~56~~ 59 – As long as the Company has no ~~Controlling Shareholder, as defined in the Novo Mercado Regulations~~ controlling shareholder, pursuant to applicable law, and the delisting of the Company from the Novo Mercado results from non-compliance with any obligations imposed by the Novo Mercado Regulations, then delisting from the Novo Mercado will be contingent on the conduct of a tender offer, ~~for at least the economic value of shares, as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4~~ pursuant to Section ~~55~~,57, with due regard for applicable rules and regulations. (...)	Change to current Section 56 (renumbered Section 59) of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 57 – In the event the Company has a Controlling Shareholder, as defined in the Novo Mercado Regulations, without prejudice to the provisions of Section 54 above:

(a) should registration as a publicly-held company be cancelled, the Company or the Controlling Shareholder must undertake a tender offer for the shares of the remaining shareholders for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations.

(b) the shareholders of the Company decide at a Extraordinary Shareholders’ Meeting (i) to delist the Company from the Novo Mercado segment so that its securities are registered for trading outside the Novo Mercado segment; or (ii) to carry out a corporate reorganization and the surviving company does not have its securities traded on the Novo Mercado segment within 120 days after the Extraordinary Shareholders’ Meeting that approved said transaction, the Controlling Shareholder, as such term is defined in the Novo Mercado Regulations, must undertake a tender offer for the shares of the remaining shareholders for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations.

(c) should delisting of the Company from the Novo Mercado be caused by non-compliance with the obligations contained in the Novo Mercado Regulations, the Controlling Shareholder, as such term is defined in the Novo Mercado Regulations, must undertake a tender offer for the shares of the remaining shareholders for at least the economic value thereof as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations.

SECTION ~~57~~–60 – In the event the Company has a ~~no Controlling Shareholder, as defined in the Novo Mercado Regulations~~controlling shareholder, pursuant to applicable law and without prejudice to the provisions of Section ~~54~~56 above:

(a) should registration as a publicly-held company be cancelled, the Company or the ~~Controlling Shareholder~~ controlling shareholder must undertake a tender offer for the shares of the remaining shareholders, ~~for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4~~ pursuant to Section ~~55,~~57, with due regard for applicable rules and regulations.

(b) the shareholders of the Company decide at a Extraordinary Shareholders’ Meeting (i) to delist the Company from the Novo Mercado segment so that its securities are registered for trading outside the Novo Mercado segment; or (ii) to carry out a corporate reorganization and the surviving company does not have its securities traded on the Novo Mercado segment within 120 days after the Extraordinary Shareholders’ Meeting that approved said transaction, the ~~Controlling Shareholder, as such term is defined in the Novo Mercado Regulations~~ controlling shareholder, pursuant to applicable law, must undertake a tender offer for the shares of the remaining shareholders, ~~for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of~~ pursuant to Section ~~55,~~57, with due regard for applicable rules and regulations.

(c) should delisting of the Company from the Novo Mercado be caused by non-compliance with the obligations contained in the Novo Mercado Regulations, the ~~Controlling Shareholder, as such term is defined in the Novo Mercado Regulations~~ controlling shareholder, pursuant to applicable law, must undertake a tender offer for the shares of the remaining shareholders, ~~for at least the economic value thereof as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of~~pursuant to Section ~~55,~~57, with due regard for applicable rules and regulations.

Change to current Section 57 (renumbered Section 60) of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 58 – Subject to the provisions of these Bylaws and without prejudice to applicability of the provisions of Section 54 above, the Disposal of a Controlling Interest in the Company, as defined in the Novo Mercado Regulations, in a single transaction or a series of successive transactions must be agreed upon under a condition precedent or subsequent that the Purchaser of such Controlling Interest will make a tender offer for the remaining shares of the other shareholders of the Company, subject to the terms of and within the time limits prescribed by prevailing legislation and the Novo Mercado Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder.

SOLE PARAGRAPH – The foregoing tender offer must also be made:

(i) upon an assignment for value of rights to subscribe to newly-issued shares and other securities or rights to convertible securities that may result in a disposal of a controlling interest in the Company; and

(ii) in the event of disposal of a controlling interest in a company that holds controlling power over the Company; in such case the Selling Controlling Shareholder will be required to disclose to BM&FBOVESPA the value assigned to the Company in such disposal, together with the relevant supporting documentation.

SECTION ~~58~~61 – Subject to the provisions of these Bylaws and without prejudice to applicability of the provisions of Section ~~54~~56 above, the ~~Disposal of a Controlling Interest~~ direct or indirect sale of control of the Company~~, as defined in the Novo Mercado Regulations~~, in a single transaction or a series of successive transactions must be agreed upon under the condition ~~precedent or subsequent~~ that the ~~Purchaser~~ purchaser will make a tender offer ~~for the remaining shares of the other~~ for the shares issued by the Company and held by the other shareholders ~~of the Company~~, subject to the terms of and within the time limits prescribed in ~~prevailing legislation~~ in applicable regulations and the Novo Mercado Regulations, so that the holders of such shares will receive the same treatment as is accorded to the ~~Selling Controlling Shareholder~~ seller.

~~SOLE PARAGRAPH – The foregoing tender offer must also be made:~~

~~(i) upon an assignment for value of rights to subscribe to newly-issued shares and other securities or rights to convertible securities that may result in a disposal of a controlling interest in the Company; and~~

~~(ii) in the event of disposal of a controlling interest in a company that holds controlling power over the Company; in such case the Selling Controlling Shareholder will be required to disclose to BM&FBOVESPA the value assigned to the Company in such disposal, together with the relevant supporting documentation.~~

Change to current Section 58 (renumbered Section 61) of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SECTION 59 – With due regard for the provisions of these Bylaws and without prejudice to the provisions of Section 54 above, a party that acquires a Controlling Power in the Company, as defined in the Novo Mercado Regulations, by virtue of a private stock purchase agreement made with the Controlling Shareholder, involving any number of shares, will be required to:

(i) make the tender offer mentioned in the Novo Mercado Regulations; and

(ii) pay, as described below, an amount corresponding to the difference between the tender offer price and the price for the shares purchased on the stock exchange during the 6-month period next preceding acquisition of Controlling Power, as adjusted for inflation up to the date of payment. Said amount will be payable to all persons selling shares of the Company in the trading sessions where the Purchaser purchased shares, pro rata to the net daily selling balance of each such person, BM&FBOVESPA to arrange for the relevant payments in accordance with the terms of its regulations.

~~SECTION 59 – With due regard for the provisions of these Bylaws and without prejudice to the provisions of Section 54 above, a party that acquires a Controlling Power in the Company, as defined in the Novo Mercado Regulations, by virtue of a private stock purchase agreement made with the Controlling Shareholder, involving any number of shares, will be required to:~~

~~(i) make the tender offer mentioned in the Novo Mercado Regulations; and~~

~~(ii) pay, as described below, an amount corresponding to the difference between the tender offer price and the price for the shares purchased on the stock exchange during the 6-month period next preceding acquisition of Controlling Power, as adjusted for inflation up to the date of payment. Said amount will be payable to all persons selling shares of the Company in the trading sessions where the Purchaser purchased shares, pro rata to the net daily selling balance of each such person, BM&FBOVESPA to arrange for the relevant payments in accordance with the terms of its regulations.~~

Exclusion of Section 59 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
SECTION 60 – The Company will not record any transfer of shares to the Purchaser of a controlling interest or to the person(s) that become(s) the owner(s) of a controlling interest unless and until they have signed the relevant Consent of Controlling Shareholder as mentioned in the Novo Mercado Regulations.

~~SECTION 60 – The Company will not record any transfer of shares to the Purchaser of a controlling interest or to the person(s) that become(s) the owner(s) of a controlling interest unless and until they have signed the relevant Consent of Controlling Shareholder as mentioned in the Novo Mercado Regulations.~~

Exclusion of Section 60 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
SECTION 61 – With due regard for the provisions in these Bylaws, the Company will not file a shareholders’ agreement providing for exercise of Controlling Power until its signatories have signed a Consent of Controlling Shareholder.

~~SECTION 61 – With due regard for the provisions in these Bylaws, the Company will not file a shareholders’ agreement providing for exercise of Controlling Power until its signatories have signed a Consent of Controlling Shareholder.~~

Exclusion of Section 61 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
Sections 35 to 58	Sections 37 to 61	Renumbered sections resulting from the inclusion of new ones, as per changes described above.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

ARTICLE IX ARBITRATION	ARTICLE IX ARBITRATION

SECTION 65 – The Company, its shareholders, directors, executive officers and members of the Fiscal Council agree to settle by arbitration, to be conducted by the Market Arbitration Panel (Câmara de Arbitragem do Mercado), any and all disputes or disagreements among them arising from or in relation to, in particular, the applicability, validity, effectiveness, construction, and violation and related effects of the provisions of Law No. 6,404/76, as amended, the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the Novo Mercado Regulations, the Arbitration Rules, the Sanction Rules and the Novo Mercado Participation Agreement.

PARAGRAPH ÚNICO – The provisions of this Section will not apply in the case of disputes or disagreements related to or deriving from the Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof under the law or these Bylaws, which will be submitted to the jurisdiction of the central courts of the judicial district of the City Brasília (Federal District).

No corresponding text.

SECTION 65 – The Company, its shareholders, directors, executive officers and members of the ~~Fiscal Council~~ fiscal council, including sitting and alternate members, if any, agree to settle by arbitration, to be conducted by the Market Arbitration Panel (Câmara de Arbitragem do Mercado), pursuant to its regulation, any disagreements among them arising from or in relation to~~, in particular, the applicability, validity, effectiveness, construction, and violation and related effects,~~ the condition of issuer, shareholders, directors, executive officers and members of the fiscal council, in particular, pursuant to the provisions of Law No. 6,385, Law No. 6,404/76, ~~as amended,~~ the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the Novo Mercado Regulations, ~~the Arbitration Rules, the Sanction Rules~~ other B3 regulations and the Novo Mercado Participation Agreement.

~~SOLE~~ PARAGRAPH 1 – The provisions of this Section will not apply in the case of disputes or disagreements related to or deriving from the Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof under the law or these Bylaws, which will be submitted to the jurisdiction of the central courts of the judicial district of the City Brasília (Federal District).

PARAGRAPH 2 – The investiture of directors, executive officers and members of the fiscal council, including sitting and alternate members, is contingent on the execution of the investiture instrument, which must set forth that they are subject to the arbitration clause set forth in this Section 65.

Change to Section 65 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

ARTICLE X	ARTICLE X
No corresponding text.

SECTION 66 – The Company may enter into agreements with, or approve indemnity policies covering the members of the Board of Directors, Fiscal Council, Board of Executive Officers and committees of the Company or its controlled companies, as well as the employees and agents that duly act under powers of attorney granted by the directors and executive officers of the Company or its controlled companies (“Beneficiaries”), for whom the Company agrees to bear or reimburse certain expenses, costs and damages effectively incurred by the Beneficiaries, during or after the period of their relationship with the Company, related to arbitration, judicial or administrative proceedings, involving acts practiced in the regular exercise of the Beneficiaries’ duties, from the date of their investiture or beginning of the employment relationship with the Company, as applicable.

PARAGRAPH 1 – Without prejudice to other events set forth in agreements or indemnity policies approved by the Board of Directors, the Company will not make disbursements in favor of Beneficiaries based on these agreements or indemnity policies in the following cases:

I. acts practiced outside the regular exercise of the Beneficiaries’ duties;

II. acts practiced by Beneficiaries in bad faith, intentionally, with gross fault or upon fraud;

III. acts practiced by Beneficiaries in their own interest or the interests of third parties, to the detriment of the corporate interest of the Company; or

IV. indemnifications resulting from the action for damages provided in Section 159 of Law No. 6,404/76 or reimbursement for losses provided in Section 11, paragraph 5, item II, of Law No. 6,385/76.

PARAGRAPH 2 – The indemnity agreements or policies must be adequately disclosed and provide for, without limitation:’s obligations set forth in these indemnity agreements or policies must be returned by Beneficiaries.

I. the applicable terms and conditions;

II. mechanisms to identify and handle conflicts of interest; and

III. the procedure to be adopted in the decision-making process about the execution of indemnity agreements by the Company and the payment of amounts by the Company.

PARAGRAPH 3 – In the cases that, after a final and unappealable judgment is rendered, it is confirmed that the act practiced by a Beneficiary is not indemnifiable pursuant to the indemnity agreement or policy approved by the Board of Directors, any amounts paid by the Company relating to this act based on the Beneficiary.

The proposed change, i.e., the inclusion of a new article (Article X – Indemnity Agreements) in the Bylaws of the Company seeks to expressly provide for the execution of indemnity agreements with directors, officers, member of the Fiscal Council and committees of the Company and its controlled companies, as well as employees and agents that duly act under powers of attorney granted by the directors and executive officers of the Company or its controlled companies.

Publicly-held companies usually include in the package of benefits offered to their directors and officers instruments that protect them from certain adverse consequences resulting from liabilities and duties attributed to directors and officers pursuant to applicable law, regulations or judicial orders. The main instrument used for this purpose is the civil liability insurance (“D&O insurance”).

However, recently, indemnity agreements have been increasingly used as an instrument to attract and retain members of management and other employees. These agreements are used complementarily and together with D&O insurance, filling any gaps left by the reduced coverage of D&O policies and seeking a more and comprehensive system to protect members of management and employees.

It is noteworthy that the proposed wording is in line with the Guiding Opinion (Parecer de Orientação) No. 38 of the CVM, which (i) recognized the standing of these indemnity agreement as instruments to attract and retain qualified professionals and (ii) made recommendations on procedures and remedies that companies must adopt to mitigate the risk of violation of fiduciary duties of members of management under the indemnity agreements.

This is a free translation of the manual and management proposal for the Embraer’s shareholders’ meetings required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado

	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer